2008 Annual Report

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 69

TABLE OF CONTENTS

CORPORATE INFORMATION

As at 17 March 2009

Board of Directors

Executive Directors

Mr KUOK Khoon Ean (Chairman)
Mr KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr LUI Man Shing (Deputy Chairman)
Mr Madhu Rama Chandra RAO
Mr Giovanni ANGELINI

Non-Executive Directors

Mr HO Kian Guan
Madam KUOK Oon Kwong
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr Timothy David DATTELS*
Mr WONG Kai Man, BBS, JP*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Ean (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man, BBS, JP

Audit Committee

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr WONG Kai Man, BBS, JP

Company Secretary

Ms TEO Ching Leun

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrar

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Key Dates

Closure of Registers of Members
25 May 2009 to 27 May 2009, both dates inclusive

Annual General Meeting

27 May 2009

Payment of 2008 Final Dividend#

5 June 2009

Stock Code

The Stock Exchange of Hong Kong Limited
00069

\# *Subject to shareholders' approval of the final dividend at the Annual General Meeting*

Company's website: www.shangri-la.com
Financial information: www.ir.shangri-la.com

FINANCIAL HIGHLIGHTS

	2008 US$ Million	2007 US$ Million	2008/2007 % Change	2006 US$ Million	2005 US$ Million	2004 US$ Million
CONSOLIDATED						
Sales	**1,353**	1,219	11%	1,003	842	726
EBITDA	**489**	442	11%	350	265	223
Profit attributable to equity holders of the Company	**166**	341	-51%	202	151	114
Dividends	**89**	100	-11%	76	65	58
Total equity	**4,251**	4,185	2%	2,975	2,630	2,165
Net assets attributable to the Company's equity holders	**3,953**	3,882	2%	2,699	2,381	1,978
Net borrowings to total equity ratio	**34.5%**	20.5%	-68%	41.0%	33.0%	40.2%
Earnings per share (in US cents)	**5.76**	12.76	-55%	7.97	6.14	4.85
Dividends per share (in HK cents)	**24.00**	27.00	-11%	23.00	20.00	19.00
Net assets per share attributable to the Company's equity holders (in US dollars)	**1.37**	1.35	2%	1.05	0.94	0.82
Net assets (total equity) per share (in US dollars)	**1.47**	1.45	1%	1.16	1.04	0.90

EBITDA

(earnings before interest, tax, depreciation, amortization and non-operating items)

US$ Million


550
500
450
400
350
300
250
200
150
100
50
0
-50
489
442
350
265
223
4%
6%
14%
9%
14%
41%
20%
(8%)
3%
4%
17%
10%
13%
38%
22%
(7%)
2008
2007
2006
2005
2004
Hotel – Hong Kong
Hotel – Singapore
Hotel – Malaysia, Thailand and Others
Properties
Hotel – Mainland China
Hotel – The Philippines
Hotel Management
Corporate Expenses

Total Equity


US$ Million
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,251
4,185
2,975
2,630
2,165
2008
2007
2006
2005
2004

Share of Profit of Associates by Geographical Area


US$ Million
100
80
60
40
20
0
-10
77
99
42
64
41
17%
83%
14%
87%
(1%)
8%
92%
8%
92%
16%
85%
(1%)
2008
2007
2006
2005
2004
Mainland China
Singapore and Malaysia
Other Areas

Earnings Per Share


US Cents
14
12
10
8
6
4
2
0
5.76
12.76
7.97
6.14
4.85
2008
2007
2006
2005
2004

CHAIRMAN'S STATEMENT 2008

On behalf of the Board I am pleased to present the Annual Report of Shangri-La Asia Limited covering the financial year 2008.

The year started on a strong note with most hotels maintaining their performance levels achieved through 2007. However from the second quarter of the year the progressive deterioration in the world financial markets started to affect the regional economies of Asia as well as a decline in visitor arrivals and travel spending in the region.

Whilst Group revenue increased in 2008 to US$1,353,271,000 (2007: US$1,219,248,000), net profit attributable to shareholders in 2008 declined to US$165,940,000 (2007: US$340,863,000). This was after providing for minority interests as well as exceptional items (losses) of US$82,915,000 which comprised mainly of fair value year end adjustments on financial investment and interest rate hedging commitments.

Earnings per share declined to US5.76 cents per share (2007: US12.76 cents per share).

A final dividend of HK$0.10 per ordinary share has been proposed for FY2008. Together with the interim dividend of HK$0.14 per ordinary share, the total dividend for FY2008 will be HK$0.24 per ordinary share.

The Group operated 60 hotels at the end of 2008 up from 57 hotels at the end of 2007 with equity invested in 45 hotels and the remaining 15 hotels under management.

We were extremely fortunate in early May to have avoided any casualties or significant damage to hotel property when fierce storms and floods swept through parts of Myanmar and an earthquake erupted in Sichuan province. Despite the dangerous and demanding circumstances surrounding each disaster, our hotel management and staff continued to watch over the safety and provided comfort and care to all our hotel guests as well as to the local community.

In August Beijing celebrated its hosting of the Olympic Games. Much excitement and anticipation built up in the months preceding this event. However, as a result of strict visa issuance controls due to mounting public security issues, the budgeted foreign visitor arrivals and subsequent high hotel room occupancies failed to materialize.

The outlook in 2009 for the global economy and for the hotel industry remains depressed. However, with uncertainty, there lies opportunity. The Group will continue to focus on improving our product as well as service offerings whilst prudently looking for new investment opportunities.

The Group has opened four new hotels so far this year and has plans to open another six hotels before the end of 2009.

I would like to thank the management and staff for their hard work and dedication during the year and my fellow board members for their support and guidance throughout.

KUOK Khoon Ean
Chairman

17 March 2009

DIRECTORS AND COMPANY SECRETARY

Executive Directors



KUOK Khoon Ean

Aged 53, Chairman

Mr KUOK has been the Chairman and an Executive Director of the Company since April 2008. He is also a director of a number of companies within the Shangri-La Asia Group as well as of several listed companies: SCMP Group Limited (listed on The Stock Exchange of Hong Kong Limited ("HKSE")), The Bank of East Asia, Limited (listed on the HKSE), The Post Publishing Public Company Limited (listed on the Stock Exchange of Thailand ("Thai-SE")) and Wilmar International Limited (listed on the Singapore Exchange Securities Trading Limited ("SGX-ST")). Mr KUOK is also a director of Kerry Group Limited and Kerry Holdings Limited, substantial shareholders of the Company. He holds a Bachelor's degree in Economics from Nottingham University. He is the cousin of Mr KUOK Khoon Loong, Edward, Madam KUOK Oon Kwong and Ms TEO Ching Leun.



KUOK Khoon Loong, Edward

Aged 56, President and Chief Executive Officer

Mr KUOK was appointed as an Executive Director of the Company in March 2003 and was appointed as the President and Chief Executive Officer of the Company in April 2008. He was previously the Chairman of the Company and of Kerry Properties Limited (listed on the HKSE) and a Director of Allgreen Properties Limited (listed on the SGX-ST). He is also a director of a number of companies within the Shangri-La Asia Group, and the Vice Chairman of Kerry Holdings Limited, a substantial shareholder of the Company, and the Chairman of Shang Properties, Inc. (listed on the Philippine Stock Exchange, Inc. ("PSE")). He has a Master's degree in Economics from the University of Wales. Mr KUOK is the brother of Madam KUOK Oon Kwong and the cousin of Mr KUOK Khoon Ean and Ms TEO Ching Leun.

Directors and Company Secretary



LUI Man Shing
Aged 65, Deputy Chairman

Mr LUI was appointed as an Executive Director of the Company in March 2002 and was elected as the Deputy Chairman of the Company in March 2007. He is a director of a number of companies within the Shangri-La Asia Group. He is the Vice Chairman of Shangri-La Hotel Public Company Limited ("SHPCL") (listed on the Thai-SE) and was the Managing Director of SHPCL from February 2007 to February 2009. He is also a director of Kerry Holdings Limited, a substantial shareholder of the Company.



Madhu Rama Chandra RAO
Aged 57, Executive Director

Mr RAO was appointed in December 2008. He joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a director of a number of companies within the Shangri-La Asia Group. He was previously with a leading chartered accountancy practice in Mumbai India for 17 years, including 12 years as partner. Mr RAO graduated from the University of Mumbai and is a fellow member of the Institute of Chartered Accountants of India.



Giovanni ANGELINI
Aged 63, Executive Director

Mr ANGELINI joined the Shangri-La Asia Group in August 1993 and was appointed as an Executive Director of the Company in June 1999. He is a director of a number of companies within the Shangri-La Asia Group as well as of Kerry Holdings Limited, a substantial shareholder of the Company. Previously, he was the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, the Vice President, Operations, of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong.

Non-Executive Directors



HO Kian Guan

Aged 63, Non-Executive Director

Mr HO was appointed in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (listed on the Bursa Malaysia Securities Berhad ("BMSB")) and Keck Seng Investments (Hong Kong) Limited (listed on the HKSE). Mr HO is a Director of Parkway Holdings Limited (listed on the SGX-ST). He also serves on the board of Shangri-La Hotel Public Company Limited, a subsidiary of the Company. He is the brother of Mr HO Kian Hock.



KUOK Oon Kwong

Aged 62, Non-Executive Director

Madam KUOK was appointed in November 1999. She was the Company Secretary of Shangri-La Hotel Limited ("SHL"), Singapore, now a subsidiary of the Company, from 1986 – 1988. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (listed on the SGX-ST) in 1986. Madam KUOK is also a Director of a number of companies within the Shangri-La Asia Group. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. Madam KUOK is the sister of Mr KUOK Khoon Loong, Edward, and the cousin of Mr KUOK Khoon Ean and Ms TEO Ching Leun.



Roberto V. ONGPIN

Aged 72, Non-Executive Director

Mr ONGPIN was appointed in August 2003. He is also the Deputy Chairman of SCMP Group Limited, listed on the HKSE, and the Chairman of PhilWeb Corporation and ISM Communications Corporation, Vice Chairman of Philex Mining Corporation and Director of Petron Corporation, all of which are listed on the PSE. He is also a Director of Araneta Properties, Inc. and Chairman of the following companies: Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation, Developing Countries Investment Corp. and La Flor de La Isabela, Inc. Prior to 1979, Mr ONGPIN was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Directors and Company Secretary

Independent Non-Executive Directors



Alexander Reid HAMILTON
Aged 67, Independent Non-Executive Director

Mr HAMILTON was appointed in November 2001. He is an Independent Non-Executive Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited (all listed on the HKSE), JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange) and China Central Properties Limited (listed on the AIM of London Stock Exchange). He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a Partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr HAMILTON is the Chairman of the Board's Audit Committee.



Timothy David DATTELS
Aged 51, Independent Non-Executive Director

Mr DATTELS was appointed in February 2004. Mr DATTELS is currently a Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a Director of Parkway Holdings Limited (listed on the SGX-ST) and Sing Tao News Corporation Limited (listed on the HKSE). He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.



WONG Kai Man, BBS, JP
Aged 58, Independent Non-Executive Director

Mr WONG was appointed in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the HKSE from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005. He is also a director of SUNeVision Holdings Ltd. (listed on the Growth Enterprise Market of the HKSE) and SCMP Group Limited and China Construction Bank Corporation, both listed on the Main Board of the HKSE. He obtained his Bachelor of Science degree in Physics from the University of Hong Kong and Master of Business Administration degree from the Chinese University of Hong Kong.



Michael Wing-Nin CHIU
Aged 64, Independent Non-Executive Director

Mr CHIU was appointed in June 2007. Mr CHIU is currently the owner, president and chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California, Oregon and Washington, District of Columbia. He has extensive experience in the hotel and the real estate industries. Prior to settling in the United States in 1975, Mr CHIU held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which are part of the Shangri-La Asia Group. Mr CHIU obtained his Bachelor of Science in Hotel Administration in 1966 from Cornell University and is a graduate of the Lausanne Hotel School.



HO Kian Hock
Aged 61, Alternate Director

Mr HO was appointed as an Alternate Director to Mr HO Kian Guan in November 2004. He is a Director and Deputy Chairman of Keck Seng Investments (Hong Kong) Limited (listed on the HKSE) and Managing Director of Keck Seng (Malaysia) Berhad (listed on the BMSB). He is an Alternate Director of Parkway Holdings Limited (listed on the SGX-ST). He is the brother of Mr HO Kian Guan.

Company Secretary



TEO Ching Leun
Aged 48, Company Secretary

Ms TEO was appointed as the Company Secretary of the Company in March 2008. Ms TEO holds an LL.B. (Honours) Degree from the National University of Singapore and an LL.M. Degree in Laws from the University of London. She is a Solicitor qualified in Hong Kong and has been admitted as a Solicitor of the Supreme Court of England and Wales and as an Advocate & Solicitor of the Supreme Court of Singapore. Ms TEO is the cousin of Mr KUOK Khoon Ean, Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong.

Senior Management



Chief Operating Officer

Mr Greg DOGAN, aged 44, was previously vice president and general manager of Makati Shangri-La, Manila following his post as regional vice president – China, in Shanghai. He was formerly area manager and general manager based at Shangri-La Hotel, Dalian, China. He has also held senior management posts at Shangri-La Hotel, Jakarta and Shangri-La's Mactan Resort and Spa, Cebu. Prior to joining Shangri-La Asia Group in 1997, Mr DOGAN held managerial positions at luxury hotels in Spain, Dubai and China.



Chief Information Officer

Mr Anand RAO, aged 50. Mr RAO has been chief information officer at Shangri-La Hotels and Resorts since 1989, except for a few years as chief executive officer of Kerry Technology Limited, the Kuok Group's IT investment arm. Before joining Shangri-La, Mr RAO was a partner of a firm of chartered accountants in Bombay. He is a graduate from the Indian Institute of Technology, Mumbai and holds an MBA from the Indian Institute of Management, Ahmedabad. He is also a fellow member of the Institute of Chartered Accountants of India.



Group Director of Human Resources

Ms June NG, aged 52. Prior to joining Shangri-La, Ms NG was the head of human resources, Greater China and group head of talent management of DBS Bank. Previously, she held senior human resources management positions with various organizations including Standard Chartered Bank, CitiBank and Bayer, in the United Kingdom, Canada and her native Hong Kong. She holds two master degrees, one in business administration and the other in professional development.



Group Director of Sales and Marketing

Mr Kent ZHU, aged 45, was formerly vice president – China as well as vice president – sales and marketing for China hotels. He began his career with the Group as deputy director of sales at China World Hotel and Traders Hotel, Beijing, in 1989, and served as Director of Sales and Marketing in several other leading hotels in the Group.



Group Financial Controller

Mr S.S. Mohan RAM, aged 58. Mr RAM was previously vice president – finance, following a position as regional financial controller for Shangri-La hotels in Singapore, Thailand, Indonesia and Myanmar. Mr RAM joined Shangri-La in 1989 as director of finance for China World Hotel, Traders Hotel and Trade Centre Restaurants, Beijing. Previously, he spent 15 years with a leading luxury hotel group in India, culminating in a position as controller of accounts, northern India region. He is a fellow member of the Institute of Chartered Accountants of India.



Group Director of Projects

Mr NG Si Fong, Alan, aged 55, joined Shangri-La Hotels and Resorts in 2002, and prior that Mr NG was project director of Kerry Properties (H.K.) Limited and a director of Kerry Project Management (H.K.) Limited. He is a chartered engineer with more than 25 years of experience.

Management Discussion & Analysis

1. Performance Review

The Group's main business comprises the ownership, operation and management of hotels. It also has ownership interests in investment properties i.e. office properties, service apartments and retail spaces. The Group also manages hotels for third party owners. Hotel operations continued to be the Group's main source of revenue and operating profits. The luxury hotel market in Asia, in particular Mainland China, continues to be the Group's main focus.

As at 31 December 2008, the Group has equity interests in 45 operating hotels (2007: 44) comprising 23,309 available guest rooms (2007: 22,292). This includes the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which were not managed by the Group.

Performance of the Group's hotels in the first quarter of 2008 started off strong. However beginning in the second quarter, the effect of the economic slow down in the United States of America (USA), the increase in airfares caused by the high fuel prices, the natural disasters that struck Mainland China and the tightening of visa regulations for visits to Mainland China in the run-up to the Beijing Olympics, resulted in a drop in occupancies at the Group's hotels in Mainland China, Hong Kong, the Philippines and Singapore. The last quarter witnessed unprecedented volatility in the global financial markets. With the USA and European economies in recession and increasing global unemployment, both luxury leisure travel and business travel have declined substantially.

The operating performance of the Group's investment properties showed slight improvement across the board, save for the serviced apartments in Kuala Lumpur and Bangkok.

(a) Revenues

Hotel Operation

On an unconsolidated basis, room revenues accounted for over 54% while food and beverage revenues accounted for over 39% of the total revenues from hotel operation. Room revenues at US$935.2 million represented an 8% year on year growth while food and beverage revenues at US$677.3 million represented a 12% year on year growth.

Room revenues increased due to the marginal growth in room yields (Revenue Per Available Room or RevPAR) of 1% and the effect of full year operation of hotel rooms of new hotels/extensions which opened for business in the year 2007.

Key performance indicators of the Group on an unconsolidated basis are:

Geographical analysis

Country	2008 Occupancy (%)	2008 Weighted Average Transient Room Rate (US$)	2008 RevPAR (US$)	2007 Occupancy (%)	2007 Weighted Average Transient Room Rate (US$)	2007 RevPAR (US$)
The People's Republic of China						
Hong Kong	**72**	**292**	**206**	77	280	211
Mainland China	**57**	**161**	**91**	67	140	92
Singapore	**76**	**227**	**174**	83	186	152
The Philippines	**75**	**163**	**119**	81	147	117
Malaysia	**65**	**125**	**88**	72	110	77
Thailand	**49**	**168**	**79**	74	153	108
Fiji	**69**	**155**	**104**	69	135	92
Indonesia	**64**	**117**	**66**	62	114	62
Myanmar	**56**	**51**	**28**	50	40	21
Subsidiaries and Associates	**62**	**171**	**106**	71	152	105

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Management Discussion & Analysis

Comments on performance by geography:

The People's Republic of China

Hong Kong

Despite a 6% increase in weighted average room rates, the two Shangri-La hotels recorded a 2% decrease in weighted average RevPAR as weighted average occupancy decreased by 5 percentage points.

Mainland China

In the aggregate, the hotels recorded a marginal decrease in RevPAR of 1%. Weighted average occupancy was affected by the adverse weather conditions in Southern China in the first quarter of 2008, the effect of the earthquake in Sichuan in May and the reduction in foreign visitor arrivals in the second quarter. While some rebound in occupancies was envisaged after the Olympics, overall demand softened due to the adverse global economic environment in the last quarter of the year. In addition, occupancy was also affected by rooms renovation at the Pudong Shangri-La, Shanghai and the increased number of rooms at the Shangri-La Hotel, Qingdao with the opening on 12 March 2008 of additional 196 guest rooms and 13 serviced apartments.

Most hotels recorded an increase in room rates, both due to a general increase in rates quoted in Renminbi and the effect of the appreciation of the currency against the US dollar. Combined revenues increased by 16% during the year.

The Futian Shangri-La, Shenzhen which comprises 548 guest rooms and 53 serviced apartments opened for business on 23 October 2008.

Singapore

Weighted average room rates increased by 22% as room rates quoted in Singapore dollars continued to improve due to buoyant market conditions, and the effect of the currency appreciation against the US dollar, in the first three quarters of 2008. Combined revenues increased by 13%.

The Philippines

The performance of the Group's hotels continued to improve in line with the overall economic environment of the country.

Malaysia

Overall, the Group's hotels and resorts benefited from a strong improvement in demand during the year. Weighted average occupancy decreased by 7 percentage points mainly due to the renovation programmes at the Shangri-La Hotel, Kuala Lumpur which commenced in April 2008 and the effect of the 90-room extension of Shangri-La's Rasa Ria Resort, Kota Kinabalu (the "Rasa Ria Resort") which opened in late December 2007. However, the RevPAR of the Rasa Ria Resort which increased by 15%, benefited from the contribution from the newly commissioned rooms. The RevPAR of Shangri-La's Rasa Sayang Resort & Spa, Penang increased by 23% with increased leisure arrivals.

Thailand

The performance of the Shangri-La Hotel, Bangkok was affected by the renovations of most outlets and function rooms and the negative effects from the political turmoil in the last quarter of the year. Occupancy and RevPAR of the hotel decreased by 15 percentage point and 10%, respectively. Overall weighted average RevPAR for the Group's hotels decreased by 28%, also affected by the newly opened Shangri-La Hotel, Chiang Mai.

Fiji, Indonesia and Myanmar

Performance of the Group's hotels in these countries continued to record year on year improvement supported by increases in their room rates and RevPAR.

Hotel Management

Except for the Hotel JEN and the Portman, all the other 43 hotels in which the Group has equity interests are managed by the Group's management arm, SLIM International Limited and its subsidiaries ("SLIM"). In addition, SLIM also had hotel management agreements in respect of 15 operating hotels (5,477 available rooms) owned by third parties as at 31 December 2008. Overall weighted average RevPAR and room rates of these 15 hotels increased by 11% and 15%, respectively. SLIM recorded a 12% increase in revenues on consolidation.

For managed hotels, the 419-room Traders Upper East Hotel, Beijing in Mainland China and the 336-room Shangri-La's Far Eastern Plaza Hotel, Tainan in Taiwan opened for business in 2008. The 119-room Shangri-La Hotel, Vancouver in Canada opened for business on 24 January 2009. Development work of 2 hotels in Macau has suspended temporarily. SLIM has also terminated the management contracts for hotel projects in Urumqi, Mainland China and Chicago due to the suspension of works on these projects by the developers. In March 2009, SLIM signed a new hotel management agreement for the 301-room Traders Hotel, Abu Dhabi which will be opened for business in mid 2009.

Property Rentals

Most of the properties recorded double digit increment in yields for their retail and office space save for the retail space in the Shanghai Kerry Centre and the retail and office space in the Chao Phya Tower in Bangkok, which recorded increases of 4%, 4% and 9%, respectively. Notably, the office tower at the Shangri-La Centre, Chengdu in Mainland China which opened for business in August 2007, recorded an increase in yields of 433%.

In terms of serviced apartments, save for the yields in the Shanghai Centre (increased by 6%), Changchun (remained flat), Kuala Lumpur (decreased by 4%) and Bangkok (decreased by 27%), all the properties recorded double digit increase in yields.

Sales analysis

Subsidiaries	2008 US$ million	2007 US$ million	Change %
Hotel Operations			
Hong Kong	**233.0**	230.3	1%
Mainland China	**506.3**	416.8	21%
Singapore	**176.6**	156.6	13%
The Philippines	**153.5**	149.1	3%
Malaysia, Thailand, Fiji and Yangon	**211.3**	206.3	2%
	1,280.7	1,159.1	10%
Hotel Management	**92.4**	80.7	15%
Properties			
Mainland China, Singapore, Malaysia and Thailand	**36.3**	27.7	31%
Less: Elimination	**(56.1)**	(48.3)	
Total sales for subsidiaries	**1,353.3**	1,219.2	11%

(b) Consolidated Profits

At the subsidiary level, the gross profit margin of the hotels was marginally lower by less than 1 percentage point as a result of increase in food costs and labour costs, while the gross profit margin for the properties increased by around 1 percentage point. As a result of the increase in revenues of the hotels and properties, EBITDA (earnings before interest, tax, depreciation, amortization and non-operating items) increased by 11%. EBITDA is net of the pre-opening expenses of US$35.6 million (2007: US$22.1 million).

In terms of the associates, share of profit after tax and before non-operating items increased by 36%, mainly contributed by the improved results of the investment properties. In 2008, net charge for share of non-operating items is US$4 million. There was a net credit of US$39.6 million for non-operating items in 2007 which included the share of associates' taxation for the reversal of provision for deferred tax liabilities of US$30.3 million due to a reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Consolidated profits of the Group for the year were favourably affected by the increase in exchange gains of US$50.6 million due to appreciation of the Renminbi and other Asian currencies against the US dollar in the first three quarters. Interest expenses after capitalization of all subsidiaries decreased by US$14.2 million, following a reduction in bank borrowings in the first half of 2008 consequent to the rights issue in September 2007 and the reduction in borrowing rates. Income tax expenses for subsidiaries in 2007 included a credit of US$9.9 million for the reversal of provision for deferred tax liabilities due to a reduction of income tax rate in Mainland China.

EBITDA of the Group and Reconciliation to Operating Profit

For the year ended 31 December	2008 US$ million	2007 US$ million	Change %
Hotel Operations			
Hong Kong	**97.0**	95.6	1%
Mainland China	**198.7**	167.9	18%
Singapore	**67.7**	59.1	15%
The Philippines	**44.8**	44.2	1%
Malaysia, Thailand, Fiji and Yangon	**70.8**	74.6	(5%)
	479.0	441.4	9%
Hotel Management	**30.4**	17.8	71%
Properties			
Mainland China, Singapore, Malaysia and Thailand	**20.7**	11.7	77%
Less: Corporate expenses	**(41.3)**	(28.8)	(43%)
EBITDA	**488.8**	442.1	11%
Less:			
Depreciation	**(166.8)**	(134.9)	
Amortization of leasehold land and land use rights	**(11.2)**	(8.3)	
Amortization of trademark and website development	**(1.2)**	(0.9)	
Net foreign exchange transaction gains	**(50.6)**	(32.8)	
Expenses on share options granted	**(0.5)**	(2.5)	

For the year ended 31 December	2008 US$ million	2007 US$ million	Change %
Losses on disposal of property, plant and equipment and partial replacement of investment properties	**(2.5)**	(2.4)	
Discarding of property, plant and equipment due to renovation of hotels	**(9.9)**	(0.7)	
Add: Other (losses)/gains			
Net fair value (losses)/gains on investment properties	**(0.9)**	59.1	
(Losses)/gains on financial assets held for trading	**(33.4)**	21.1	
Fair value losses on interest-rate swap contracts	**(61.1)**	(10.4)	
Gains on disposal of partial interests in subsidiaries	**–**	9.1	
Interest income	**7.7**	10.3	
Dividend income	**0.9**	0.9	
Tax refund on reinvestment of dividend from a subsidiary and an associate	**–**	3.2	
Waiver of debt by a non-controlling shareholder	**–**	4.7	
Fair value gains on loans from non-controlling shareholders	**1.3**	10.7	
Penalty on relinquishment of rights to acquire project sites	**(0.6)**	–	
Other non-operating gains	**3.2**	5.0	
Operating profit before finance costs	**163.2**	373.3	

2. Corporate Debt and Financial Conditions

During the year, the Group executed new 5-year term unsecured bank loan agreements aggregating to equivalent US$354.9 million, a 5.5-year term unsecured bank loan agreement of equivalent US$29 million and a 9-year term unsecured bank loan agreement of equivalent US$13.6 million. A subsidiary has also contracted a 6-month term working capital loan agreement of equivalent US$3.7 million.

The Group has also extended a matured HK$300 million (approximately US$38.7 million) unsecured bilateral bank loan agreement for another year.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the financial year.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio increased from 20.5% as at 31 December 2007 to 34.5% as at 31 December 2008.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2008 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2008				
	Repayment				
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans	–	539.2	551.3	–	1,090.5
Project bank loans and overdrafts	39.0	78.4	659.4	61.0	837.8
Total	**39.0**	**617.6**	**1,210.7**	**61.0**	**1,928.3**
Undrawn but committed facilities					
Bank loans and overdrafts	**175.7**	**231.2**	**589.1**	**0.1**	**996.1**

In February 2009, a non-wholly owned subsidiary in Maldives executed a 5-year US$50 million project loan agreement with International Finance Corporation. A subsidiary in Mainland China executed a new 5-year US$40 million unsecured bank loan agreement in the same month.

Except for the bank loans of a non-wholly owned subsidiary of Renminbi 177 million and HK$200 million (approximately equivalent total US$51.7 million) maturing in 2010 which are secured by the rights and benefits of the insurance policies on the hotel property owned by that subsidiary, all other loans are unsecured.

The currency-mix of the borrowings and cash and bank balances as at 31 December 2008 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	988.6	16.9
In US dollars	512.5	148.4
In Renminbi	165.6	193.0
In Singapore dollars	–	28.0
In Philippine Pesos	59.4	13.0
In Malaysian Ringgit	44.8	6.6
In Thai Baht	0.4	19.2
In Fiji dollars	–	6.2
In Euros	112.7	16.2
In Japanese Yen	44.3	6.3
In Maldive Rufiyaa	–	8.3
In other currencies	–	0.9
	1,928.3	**463.0**

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of the financial guarantees and contingent liabilities of the Company and the Group as at 31 December 2008 are provided in Note 36 to the Consolidated Financial Statements.

3. Treasury Policies

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group:

(a) Minimize Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks amounted to Renminbi 174 million (approximately US$25 million) as at 31 December 2008.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts. As at 31 December 2008, the Group had outstanding contracts for a total value of HK$4,760 million (approximately US$614.2 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014. Taking into account these interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 46% of its loans outstanding.

(b) Minimize Currency Risk

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Singapore and Malaysia and Thailand derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against US dollar. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

4. Investment Properties Valuations

Investment properties continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. Investment properties are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2008:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in Mainland China
Colliers International Consultancy & Valuation (Singapore) Pte Ltd, and Vigers Appraisal & Consulting Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman	:	For properties in Malaysia

5. Financial Assets Held for Trading – Trading Securities

The portfolio of these securities was reduced substantially to US$13.3 million as at 31 December 2008 after reclassification of 10,867,055 ordinary shares in the Company as treasury shares during the year.

These ordinary shares in the Company are held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, one of the principal subsidiaries of the Group, before the Company acquired a controlling interest in it in late 1999.

The market value of these ordinary shares in the Company as at 30 June 2008 was written off against the retained earnings of the Group.

In 2008, the Group charged a total unrealized losses on financial assets held for trading of US$33.4 million before non-controlling interests for the year (US$31.0 million after non-controlling interests) to the income statement.

6. Development Programmes

(a) Existing Programmes

In Mainland China, the extension to the Shangri-La Hotel, Qingdao and the Futian Shangri-La, Shenzhen opened for business on 12 March 2008 and 23 October 2008, respectively. Both hotels are wholly owned subsidiaries of the Company. On 16 January 2009, the 409-room Shangri-La Hotel, Wenzhou (a 75% owned hotel) opened for business.

The 202-room Shangri-La Hotel, Tokyo, a hotel under operating lease, opened for business on 2 March 2009, while the 219-room Shangri-La's Boracay Resort & Spa, Philippines also opened on the same day.

Development work on the following projects is on-going:

	Group's interest as at 31 December 2008	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Shangri-La Hotel, Ningbo	95%	564	60	Mid 2009
Shangri-La Hotel, Guilin	100%	430	–	Late 2009
Shangri-La Hotel, Manzhouli	100%	201	16	Late 2009
Hotels in other countries				
Shangri-La's Villingili Resort & Spa, Maldives	70%	142	–	Mid 2009
Shangri-La Hotel, Paris, France	100%	108	–	Early 2010
Shangri-La's Mactan Resort & Spa, Cebu – extension	100%	112	–	Late 2010
Traders Hotel, Malé, Maldives	100%	205	–	Late 2011
Shangri-La Hotel, Vienna, Austria	Operating lease	202	–	Mid 2010
Other projects and composite developments				
Office Tower, Ulaanbaatar, Republic of Mongolia	51%	N/A	N/A	Mid 2009
Office Tower, Qingdao	100%	N/A	130	Mid 2009
China World Trade Center Phase III – Grand Tower (including a deluxe hotel), Beijing	40.07%	278	–	Mid 2009
Pudong Kerry Centre (with Shangri-La's Pudong Kerry Centre Hotel), Shanghai	23.20%	574	141	End 2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	450	18	2012
Jing An Kerry Centre (with Jing An Shangri-La), Shanghai	49%	400	–	2012

In July 2008, the Group completed the acquisition of the entire equity interest of a local company in Paris which owns the building adjacent to the site of the Shangri-La Hotel, Paris, at a net consideration of Euro 20.9 million (approximately US$31 million). The building will be refurbished as an extension of the hotel currently under development.

At the special general meeting held on 17 December 2008, the independent shareholders of the Company approved the discloseable and connected transactions in relation to the entering into the Supplemental Agreement relating to the joint acquisition, ownership and development of the land sites in Jingan District, Shanghai, pursuant to which the Company (holding 49% equity interest) and Kerry Properties Limited ("KPL") (holding 51% equity interest) agreed that the maximum total commitment shall be increased from US$700 million to Renminbi 7,600 million (approximately US$1,111.9 million at the exchange rate as at 31 December 2008). The rise in the development costs of the project was mainly attributable to changes in the development plans, increase in construction costs and inflation, increase in land costs and interest costs.

The Group's wholly owned subsidiaries have acquired land use rights in certain provincial cities in Mainland China including Sanya and Qinhuangdao and Ulaanbaatar in the Republic of Mongolia for hotel development and the Group is now reviewing the development scale and roll-out schedule.

The Group has a 25.9% interest in the project companies which own a piece of land in the Midtown Manhattan, New York. The joint venture parties are reviewing the investment of this project.

The Group has also carried out design and concept planning for a 195-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. This hotel under operating lease is scheduled to open for business in 2012.

(b) New Projects

During the year, the Group entered into certain connected transactions for new development projects in the following cities:

- A composite development in Nanchang City, Mainland China.
- A composite development in the Bonifacio Global City located at Taguig, Metro Manila, The Philippines.
- A composite development in Tangshan City, Mainland China.
- A composite development in Nanjing City, Mainland China.

Details of these transactions are provided in items 1, 2, 5 and 6 under the section headed "Connected Transactions" of the Report of the Directors.

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of its associates for all the existing and new projects (including item 7 below relating to the acquisition and the restructuring of certain property interests in the Philippines) and other renovations involving fund commitments is currently estimated at US$2,159 million as of 31 December 2008 which included US$42.4 million guarantees to be executed by the Group in favour of bank loans granted to associates.

On 16 March 2009, the Group entered into a novation deed pursuant to which the rights, title and interests of APL under and in the master joint venture agreement for the Nanjing development project (including but not limited to all APL Group's 15% rights, title and interests in and under part of the land deposit payment of Renminbi 4.5 million already contributed by APL Group for land use rights of a piece of land) will be transferred and assigned by novation to the Group at a cash consideration of approximately HK$5.2 million (approximately US$0.7 million). The Group's interest in the master joint venture agreement will be increased to 55% following the completion of the novation and

the Group's 55% share of the maximum total investment in the project will be increased to Renminbi 825 million (approximately US$121 million). The transactions are subject to the Company's independent shareholders' approval.

7. Disposals and Acquisitions

On 18 January 2008, the non-controlling shareholder of the Company's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders' agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in SML which owns the office tower development project in Ulaanbaatar, the Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000, yielding the Group a nominal gain on this transaction. The Group holds 51% equity interest in SML after this dilution.

On 30 May 2008, the Group acquired an additional 23% shareholding interest, together with proportionate shareholder's loan, in Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), an indirect 57% owned subsidiary, from a substantial shareholder of this indirect owned subsidiary at a total consideration of approximately Renminbi 135.1 million (approximately US$20 million). Shangri-La Shenzhen is the registered owner of 90% interest in a joint venture company established in the PRC which owns and operates the Shangri-La Hotel, Shenzhen. Following completion of the acquisition, the Group owns a 72% effective interest in the Shangri-La Hotel, Shenzhen. The amount of US$11,284,000 being the difference between the value of the 23% interest and the consideration was charged to the Group's retained earnings.

On 2 January 2009, the Group entered into connected transactions in relation to the acquisition of the entire issued share capital of certain Philippines property holding companies and related loans; and proposed to enter into other agreements to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (a wholly owned subsidiary of the Company which owns the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan")). Details of these transactions are provided in Note 42(b) to the Consolidated Financial Statements. As at the date of this report, these transactions for the dilution of interest in MSH have not been wholly completed. In accordance with the accounting standard, the difference between the consideration received for the dilution of interest in MSH and the corresponding share of the net asset value in MSH will be recorded as movement of equity in the 2009 consolidated financial statements.

8. Management Contracts

As at the date of this report, the Group has 16 management agreements in respect of operating hotels owned by third parties and the Group has agreements on hand for development of 14 new hotels. The development projects are located in Doha (Qatar), Toronto, Las Vegas, Miami, Kuwait, Seychelles, Bangalore, Mumbai, Macau and Abu Dhabi.

9. Prospects

With the melt down of the financial market in the USA, the financial contagion which engulfed the global economies during the last quarter of 2008 continued through early 2009. This period witnessed unprecedented volatility in the financial markets of most countries. With recession in the USA, Europe and Japan and the uncertainty created by the political situation in Thailand, it is envisaged that the sentiment triggered by these developments will dampen both business and leisure travel and spending through the first half of 2009 at a minimum. In preparing for a difficult and weakening market environment, the Group's hotels have initiated various cost containment measures without compromising on standards and level of service. The Group believes that maintenance of product and service quality in these difficult times, is key to the long term success of the business.

10. Corporate Social Responsibility

Through Corporate Social Responsibility (CSR), the Group remains committed to operating in an economically, socially and environmentally sustainable manner whilst balancing the interests of diverse stakeholders. In 2008, hotels continued to deliver on the Group's commitment based on the five areas of CSR priorities.

The Environment

Efficient resource management remains a priority across the Group. Hotels have been working on energy consumption reduction of 12% from 2006 levels. Water management systems such as graywater recycling have been put in place along with a campaign to reduce landfill-bound waste.

Environment Management Systems are steered by a cross-section of the staff in every property. By the end of 2008, 38 managed hotels and resorts had the ISO 14001 certification. Soon, the group will work towards overall reduction of carbon dioxide emissions.

Beyond biodiversity conservation, the Group aims to restore habitats and promote environmental education. At the Shangri-La's Mactan Resort and Spa, Cebu, the marine protected area spans five hectares from the beachfront with a restoration of over 50 species of fish, clams and coral. At Shangri-La's Barr Al Jissah Resort and Spa in the Sultanate of Oman, a dedicated turtle ranger has provided turtle hatcheries for the rare green turtle and the hawksbill turtle that nest along Oman's coastline.

Stakeholder Engagement

Jobs creation becomes a key objective in every locality that a Shangri-La Group hotel opens in. This CSR strategy, among others, is likewise encouraged by the Group's business partners. In some hotels, key corporate accounts and client groups already attend CSR seminars and are offered green meeting packages.

While Care for Children (CFC) remains the biggest partner in Mainland China for overall child welfare, other properties leverage partnerships with NGOs in order to best address local social needs. Care for the elderly, environmental conservation, health & sanitation and child development are some of the many causes that various hotels support.

Supply Chain

The Group seeks to maintain the highest of standards in hygiene, safety, labour and environmental practice amongst its suppliers. More products are sourced from the best practitioners in eco-friendly products such as biodegradable plastic, non-MSG and least GMO-food items. More non profit organizations, community trade or organic growers for food products are also made business partners.

Health and Safety

The Group is committed to protecting the health and safety of its customers, employees, suppliers and the public by providing a safe and healthy environment. Each property has a dedicated Fire/Life/Safety Manager thoroughly trained for emergency and unpredictable situations.

The Group has seen the growing interest in and value for OHSAS 18001: a standard and planning tool for hazard identification, risk assessment and control altogether seeking to minimize accidents and casualties to employees given their working environment. Shangri-La Hotel, Kuala Lumpur and Shangri-La Hotel, Singapore lead the Group in OHSAS certification. In due course, an efficient integrated management system, along with the ISO 9001, 14001 and HACCP will be implemented across the Group.

As a leader in food safety management system, 19 more properties were certified under the Hazard Analysis and Critical Control Point System (HACCP) in 2008 bringing the total to 45. In 2009, all the training programmes will be further cascaded to business partners. Waste Management and food safety seminars are to be conducted in local organizations, even with tour operators. As well, some of the properties have commenced working with consultants towards making the hotels a friendlier destination for Persons With Disabilities (PWD) and children.

Employees

The Group regards its people as its greatest asset, and remains committed to providing a safe and healthy working environment. The Group maintains the highest standards for its employees, who are its partners delivering the promise of true Asian hospitality.

As an industry leader and an employer of choice, the Group ensures that it remains committed to ensuring the welfare of its employees, offering competitive compensation packages and applicable minimum wage requirements in every country and region where it operates. It espouses equal gender rights, the ability to join employee organizations, freedom of expression and work-life balance programmes. From wellness/sports & recreation programmes to nutritious meals in the staff dining halls and volunteer opportunities, the staff can choose from a wide range of activities to engage in.

Going Forward

In 2008, the Group accelerated its commitment to CSR by recognizing the need for better accountability and management of its programmes. The first Area CSR and Sustainability Manager was hired for the Philippine properties with this precise objective in mind. CSR Champions and committees have been set up in every single property, with various departments steering best practices across the five key strategic areas of Environment, Supply Chain, Health and Safety, Employees and Stakeholder Engagement. A training module on the importance of CSR as well as the localized impacts of climate change will be cascaded throughout the Group in order to inspire a personal lifestyle change along with company mandate and policy. This module has been completed in the Philippine hotels and will be cascaded to over 20 more hotels within 2009.

II. Human Resources

As of 31 December 2008, the Company and its subsidiaries had approximately 25,000 employees. The headcount of all the Group's managed hotels and resorts totaled 37,000. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes were maintained at competitive levels. Bonuses were awarded based on individual performance as well as the financial performance of business units.

The Company has two share options scheme. Details of these two schemes are provided in the section headed "Share Options" of the Report of the Directors. The Group has not granted any new options in 2007 and 2008. The Group charged US$454,000 in its 2008 income statement for options granted in 2005 and 2006.

The Group's total employee benefit expenses (excluding directors' emoluments) amount to US$358,033,000 (2007: US$320,379,000).

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

The Group remains committed to developing its human capital. In 2008, seventy high potential employees were selected to the group's core talent development programmes which provide both on the job and classroom learning over durations of twelve to eighteen months. Thirteen employees were certified in the Hospitality for Housekeeping Executive Programme (CHHE) offered by the American Hotel and Lodging Association. A three year agreement of understanding was signed with the Spanish Foreign Trade Institute (ICEX) in China and three of our chefs from China are currently undergoing a nine months culinary training in Spain. In addition, a number of corporate programmes were launched across the Group during the year including a self-paced leadership development programme targeting hotel general manager successors, and a new module "Delighting Customers" for all employees.

The Shangri-La Academy continues to accelerate and intensify employee training in keeping with the Group's expansion. Since its opening in December 2004, it has trained more than 3,500 employees through its four core certificate programmes, its diploma programmes and its various management development programmes. In December 2008, the Academy fitted with state of the art facilities has moved to its new location at the Sun Yat-Sen University Campus in Zhuhai.

In 2008, the company received the American Society of Training and Development (ASTD) BEST award which recognizes those exceptional companies that create a culture of learning at all levels of the organization. This was the first time an Asian hotel company was conferred this award since its inception in 2003.

Corporate Governance Report

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board of Directors (the "Board") believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year under report, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company did not appoint a chief executive officer prior to 2 April 2008. On 2 April 2008, Mr KUOK Khoon Ean was appointed as the Chairman of the Board and having, among other things, the responsibilities as set out in the HK Listing Rules, and Mr KUOK Khoon Loong, Edward was appointed as the President and Chief Executive Officer of the Company.

The Board of Directors

The Board is accountable to the shareholders for leading the Group in a responsible and effective manner. The current Board comprises 5 Executive Directors, 4 Non-Executive Directors (one of whom is an Alternate Director) and 4 Independent Non-Executive Directors, whose biographical details and relationship between members of the Board are set out on pages 5 to 9. The Board has a majority of Non-Executive Directors, thereby improving management control and ensuring that the Board takes into account the interests of all shareholders.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. At the Board meetings, the Directors actively participate and hold informed discussions. The Board held four meetings in 2008 and meetings attended by each of the Directors during the year 2008 were as follows:

Name of Director	Meetings attended/ eligible to attend
Executive Directors	
Mr KUOK Khoon Ean (Chairman) (appointed as Director on 1 April 2008 and elected as Chairman of the Board on 2 April 2008)	3/3
Mr KUOK Khoon Loong, Edward (appointed as the President and Chief Executive Officer on 2 April 2008)	4/4
Mr LUI Man Shing	4/4
Mr Giovanni ANGELINI	3/4
Mr Madhu Rama Chandra RAO (appointed on 18 December 2008)	0/0
Mr NG Si Fong, Alan (retired on 23 May 2008)	1/1
Non-Executive Directors	
Madam KUOK Oon Kwong	4/4
Mr HO Kian Guan	4/4
Mr Roberto V. ONGPIN	4/4
Mr Alexander Reid HAMILTON*	4/4
Mr WONG Kai Man, BBS, JP*	4/4
Mr Timothy David DATTELS*	4/4
Mr Michael Wing-Nin CHIU*	4/4
Mr LEE Yong Sun (retired on 23 May 2008)	1/1

* Independent Non-Executive Directors

Corporate Governance Report

To facilitate the decision-making process, the Directors have unrestricted access to the management to make enquiries and obtain further information, when required. In addition, all Directors have unrestricted access to the advice and services of the Company Secretary to ensure that the Board procedures and all applicable rules and regulations are followed. The Board has adopted the procedures for the Directors to obtain independent professional advice at the Company's expense.

Minutes of the Board meetings kept by the Company Secretary are sent to the Directors for record and are open for inspection by the Directors.

The Company has arranged appropriate insurance cover for the Directors.

The Board has appointed Board committees to oversee particular aspects of the Company's affairs. Each Board committee is appointed with written terms of reference. Certain matters are reserved to the full Board for decision including matters relating to the following:

- constitution and share capital
- corporate objectives and strategy
- corporate policies relating to securities transactions by Directors and senior management
- interim and annual results
- significant investments
- major financings, borrowings and guarantees
- corporate governance and internal controls
- risk management
- major acquisitions and disposals
- material contracts
- board members and auditor
- any other significant matters that will affect the operations of the Group as a whole

The day-to-day running of the Company is delegated to the management, with divisional heads responsible for different aspects of the business.

Directors' Appointment, Re-election and Removal

The Company has not established a nomination committee. The Board as a whole is responsible for approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company.

The Board has adopted the procedures for appointment of new Directors to ensure that the Board consists of members with the range of skills and qualities to meet its principal responsibilities in a way which ensures that the interests of shareholders are protected and promoted and the requirements of the HK Listing Rules are complied with. The procedures and criteria to select candidates are as follows:

1. The Company Secretary shall forthwith inform the Board as soon as the number of Directors (executive or non-executive) falls below the minimum required by the HK Listing Rules or the Company's Bye-Laws or if there are unfilled positions in any Board committees required to be constituted by the HK Listing Rules.

2. The Board identifies the need for a new Director based on whether or not the Company has an appropriate number of Directors to allow for effective decision-making.

3. The Board identifies potential candidates who may fill the role. Potential candidates should:

   a. complement the existing Board composition to ensure that there is an appropriate mix of Directors with different abilities and experiences;

   b. have the required skills, knowledge and expertise to add value to the Board; and

   c. be able to commit the necessary time to their position.

4. Suitable candidate(s) are appointed in accordance with the Company's Bye-Laws and the HK Listing Rules. All Directors should be appointed subject to re-election and to the HK Listing Rules, the Company's Bye-Laws and laws concerning removal of a Director.

All Non-Executive Directors are appointed for a specific term and are also subject to the retirement provision in accordance with the Company's Bye-Laws. Under the Company's Bye-Laws, every Director is subject to retirement no later than the third Annual General Meeting ("AGM") after he/she was last elected or re-elected. Besides, one-third of the Directors shall retire from office at each AGM. The retiring Directors shall be eligible for re-election.

Independence of Independent Non-Executive Directors

The Board has received from each of the Independent Non-Executive Directors confirmation of his independence according to the guidelines set out in Rule 3.13 of the HK Listing Rules. The Board is of the view that all Independent Non-Executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and for their participation in the Board committees.

Remuneration Committee

A Remuneration Committee was set up on 17 October 1997 to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs KUOK Khoon Ean (who acts as chairman of the Committee), Alexander Reid HAMILTON and WONG Kai Man, BBS, JP. The Remuneration Committee met one time in 2008 and meeting attended by each of the members during the year 2008 was as follows:

Name of Member	Meeting attended/ eligible to attend
Mr KUOK Khoon Ean (Chairman) (appointed as member and Chairman on 2 April 2008)	0/0
Mr Alexander Reid HAMILTON	1/1
Mr WONG Kai Man, BBS, JP	1/1
Mr KUOK Khoon Loong, Edward (ceased to be a member on 2 April 2008)	1/1

The Remuneration Committee assessed the performance of the Executive Directors in the context of the financial performance of the Group and its development strategy in the medium term. In approving the terms of remuneration of the Executive Directors, including the grant of share options, the Committee considered the financial results of the Group, its growth plans, the competitive environment in the hotel industry for obtaining competent management talent and the need to adequately reward outstanding performances.

The terms of reference of the Remuneration Committee are available in the Group's corporate website (www.ir.shangri-la.com).

Corporate Governance Report

Directors' Remuneration

The remuneration for the Executive Directors comprises salary, annual bonus, pensions, housing and annual leave fare for expatriate Executive Directors. Salaries are reviewed annually. Salary increases are made where the Remuneration Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or by reference to market/sector trends. In addition to salary, Executive Directors and employees of the Company and its subsidiaries are eligible to receive a discretionary bonus taking into consideration factors such as market conditions as well as corporate and individual performances. In order to attract, retain and motivate executives and key employees serving any member of the Group or other persons contributing to the Group, the Company has adopted share option schemes. Such incentive schemes enable the eligible persons to obtain an ownership interest in the Company and thus will motivate them to optimize their contributions to the Group.

The Directors' emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in Note 28 to the consolidated financial statements of this Annual Report and details of the share option schemes are set out in the Report of the Directors.

Audit Committee

The Company set up an Audit Committee on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The current Committee members are Messrs Alexander Reid HAMILTON (who acts as chairman of the Committee), HO Kian Guan and WONG Kai Man, BBS, JP. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The main duties of the Audit Committee include the following:

(i) reviewing the interim and annual financial statements before they are submitted to the Board for approval;

(ii) making recommendations to the Board on, the appointment, re-appointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(iii) reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

(iv) reviewing and monitoring the integrity of the interim and annual financial statements, reports of the Company, and reviewing significant financial reporting judgments contained in them, before submission to the Board;

(v) reviewing the Company's financial controls, internal control and risk management systems;

(vi) reviewing the Group's financial and accounting policies and practices;

(vii) reviewing the internal audit programme, ensuring co-ordination between the internal and external auditors, and reviewing and monitoring the effectiveness of the internal audit function.

The Audit Committee met four times in 2008 and meetings attended by each of the members during the year 2008 were as follows:

Name of Member	Meetings attended/ eligible to attend
Mr Alexander Reid HAMILTON	4/4
Mr HO Kian Guan	4/4
Mr WONG Kai Man, BBS, JP	3/4

Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

The Audit Committee focused on the review of the Group's financial controls and in particular the conduct of the internal audit at various operational units in the Group. They recommended the appointment and remuneration payable to the Company's external auditor and satisfied themselves on the external auditor's independence and objectivity. They also reviewed the interim and annual financial statements before these were submitted to the Board for approval and in the context of the new accounting and financial reporting standards issued by the Hong Kong Institute of Certified Public Accountants, they reviewed the compliance of these new standards by the Group.

In addition, the Committee members reviewed the reports issued by the internal audit team and discussed the risk and internal control of the Group.

The terms of reference of the Audit Committee are available at the Group's corporate website.

Financial Reporting

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted, appropriate accounting policies have been used and applied consistently, and reasonable and prudent judgments and estimates have been made.

The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group's ability to continue as a going concern. Accordingly, the Board has continued to adopt the going concern basis in preparing the financial statements.

The statement of the auditor of the Company about its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on page 61.

Internal Control

The Board has overall responsibility for maintaining sound and effective internal control systems in the Group. Internal control policies and procedures are designed to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives. Internal financial systems also allow the Board to monitor the Group's overall financial position, to protect the Group's assets and to mitigate against material financial misstatement or loss. Through the Audit Committee of the Company, the Board has conducted reviews of the effectiveness of the system of internal control of the Company and its subsidiaries. The reviews cover all material controls, including financial, operational and compliance controls and risk management functions.

Internal Audit

The Board also monitors its internal financial control systems through management reviews and a programme of internal audits. The internal audit team reviews the major operational and financial systems of the Group on a continuing basis and aims to cover all major operations within every division on a rotational basis. The scope of its review and the audit programme is determined and approved by the Audit Committee at the beginning of each financial year in conjunction with the external auditors. The internal audit function reports directly to the Audit Committee and submits regular reports for its review in accordance with the approved programme.

External Auditors

The Company's external auditor is PricewaterhouseCoopers, Hong Kong.

During the year, PricewaterhouseCoopers, Hong Kong and its other member firms provided the following audit and non-audit services to the Group:

Services	**Fees charged** US$'000
Audit services (including interim review)	622
Non-audit services	
(a) Tax services	143
(b) Other advisory services	105

Total fees for audit services provided by other external auditors to the subsidiaries of the Group were approximately US$446,000.

PricewaterhouseCoopers, Hong Kong will retire and offer themselves for re-appointment at the AGM of the Company to be held in May 2009.

Investor Relations

The Board and senior management recognize their responsibility to look after the interests of the shareholders of the Company.

With a view to developing and maintaining continuing good relations with the Group's shareholders and investors, various communication channels have been established.

The Company reports on its financial and operating performance to shareholders through interim and annual reports. At the AGM, shareholders can raise any questions relating to the performance and future direction of the Company with the Directors.

In addition, press conferences and analysts briefings are held at least twice a year subsequent to the interim and final results announcements at which appropriate senior management or Executive Directors are available to answer queries on the Group. Shareholders and investors may visit our website for up-to-date financial and other information about the Group and its activities.

As at 31 December 2008 and based on information that is publicly available to the Directors, there is a sufficient public float of the Company's shares as required by the HK Listing Rules.

Securities Transactions by Directors

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Directors' Securities Dealing Code").

The Directors who had securities transactions in the Company's shares during the year had informed the Chairman of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Directors' Securities Dealing Code. Interests in the Company's shares and share options held by the Directors as at 31 December 2008 are set out in the Report of Directors section of this Annual Report.

The Company has made specific enquiry of all the Directors who confirmed compliance with the required standard set out in the Directors' Securities Dealing Code throughout the year.

Securities Transactions by Relevant Employees

The Board has adopted the Model Code for Securities Transactions by Relevant Employees (the "Employees' Securities Dealing Code") setting out the guidelines for relevant employees (the "Relevant Employees") in respect of their dealings in the securities of the Company. The requirements under the Employees' Securities Dealing Code are the same as those under the Directors' Securities Dealing Code.

The Relevant Employees who had securities transactions in the Company's shares during the year had informed the Chairman or the Chief Financial Officer of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Employees' Securities Dealing Code.

The Company has made specific enquiry of all the Relevant Employees who confirmed compliance with the required standard set out in the Employees' Securities Dealing Code throughout the year.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited financial statements for the year ended 31 December 2008.

Principal Activities and Geographical Analysis of Operations

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associates are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in Note 5 to the consolidated financial statements.

Results and Appropriations

The results for the year are set out in the consolidated income statement on page 64.

The Board has declared an interim dividend of HK14 cents per share for the year.

The details of dividends paid and proposed during the year are set out in Note 34 to the consolidated financial statements.

Reserves

The details of movements in reserves during the year are set out in Notes 18 and 19 to the consolidated financial statements.

Donations

Charitable donations and other donations made by the Group during the year amounted to US$1,454,000.

Fixed Assets

The details of movements in fixed assets during the year are set out in Notes 7 and 8 to the consolidated financial statements.

Principal Properties

The details of the hotel properties and investment properties are set out in Notes 40 and 41 to the consolidated financial statements respectively.

Share Capital

The details of share capital are set out in Note 18 to the consolidated financial statements.

Subsidiaries and Associates

The details of the Company's principal subsidiaries and associates are set out in Note 39 to the consolidated financial statements.

Particulars of Bank Loans and Overdrafts

The particulars of bank loans and overdrafts as at 31 December 2008 are set out in Note 20 to the consolidated financial statements.

Results, Assets and Liabilities

The results, assets and liabilities of the Group for the last five financial years are set out on page 148.

Directors

The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Ean *(appointed as Director on 1 April 2008 and as Chairman on 2 April 2008)*
Mr KUOK Khoon Loong, Edward *(resigned as Chairman and appointed as President and Chief Executive Officer on 2 April 2008)*
Mr LUI Man Shing *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr Madhu Rama Chandra RAO *(appointed on 18 December 2008)*
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr Roberto V. ONGPIN
+ Mr Alexander Reid HAMILTON
+ Mr WONG Kai Man, BBS, JP
+ Mr Timothy David DATTELS
+ Mr Michael Wing-Nin CHIU
# Mr HO Kian Hock *(Alternate to Mr HO Kian Guan)*
Mr NG Si Fong, Alan *(retired on 23 May 2008)*
Mr LEE Yong Sun *(retired on 23 May 2008)*

Non-Executive Directors
+ *Independent Non-Executive Directors*

Mr LUI Man Shing, Mr Giovanni ANGELINI, Madam KUOK Oon Kwong and Mr WONG Kai Man, BBS, JP retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2008, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the HK Listing Rules were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares Held: Personal Interests (Note 1)	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2008
(i) The Company	Mr KUOK Khoon Ean	Ordinary	438,240	79,693 (Note 2)	1,808,240 (Note 3)	–	2,326,173	**0.08%**
	Mr KUOK Khoon Loong, Edward	Ordinary	1,032,222	–	–	–	1,032,222	**0.04%**
	Mr LUI Man Shing	Ordinary	833,333	–	–	–	833,333	**0.03%**
	Mr Giovanni ANGELINI	Ordinary	316,666	–	–	–	316,666	**0.01%**
	Mr Madhu Rama Chandra RAO	Ordinary	30,000	–	–	–	30,000	**0.00%**
	Madam KUOK Oon Kwong	Ordinary	168,197	213,345 (Note 2)	120,747 (Note 4)	–	502,289	**0.02%**
	Mr HO Kian Guan	Ordinary	628,750	–	117,832,393 (Note 5)	–	118,461,143	**4.11%**
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	117,832,393 (Note 5)	–	117,832,393	**4.08%**
(ii) Associated Corporations								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 (Note 4)	–	10,000	**0.00%**
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	**0.01%**

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares were held by the spouse of the relevant Directors.
3. These shares were held through a company which was controlled as to 100% by Mr KUOK Khoon Ean and his spouse.
4. These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.
5. 77,164,807 shares were held through companies which were controlled as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was controlled as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were controlled as to 6.7% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 31 December 2008, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the section headed "SHARE OPTIONS" of this report.

Save as mentioned above, as at 31 December 2008, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

Directors' Interests in Contracts

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the HK Listing Rules, the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a Non-Executive Director of Allgreen Properties Limited ("APL"), a company listed on the Singapore Exchange Securities Trading Limited.

Report of the Directors

APL Group of companies ("APL Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the APL Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- the Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a Non-Executive Director of APL.

(ii) Messrs HO Kian Guan and HO Kian Hock are substantial shareholders and Directors of the company which holds River View Hotel, Singapore. Messrs HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr HO Kian Guan is a Director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition programme; and/or
- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

Share Options

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give Executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, the HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons [Note 1] to optimize their future contributions to the Company, its Subsidiaries [Note 2] and Associates [Note 2], and Invested Entities [Note 2] (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives [Note 2], to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

REPORT OF THE DIRECTORS

As at the date of this report, a total of 178,278,491 Shares (representing approximately 6.18% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in the HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a day on which the HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in the HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;

   (b) a Director or proposed Director (including an Independent Non-Executive Director) of any member of the Enlarged Group;

   (c) a direct or indirect shareholder of any member of the Enlarged Group;

   (d) a supplier of goods or services to any member of the Enlarged Group;

   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;

   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;

   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;

   (h) any person approved by the shareholders of the Company; and

   (i) an Associate of any of the foregoing persons.

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

Details of the outstanding option shares as at 31 December 2008 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (*Note 1*)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Exercisable Period
1. Continuous Contract Employees	1 May 1998	I	77,408	–	–	–	(77,408)	–	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	94,168	–	–	–	(94,168)	–	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	154,816	–	–	–	(154,816)	–	–	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	285,887	–	–	–	(72,684)	–	213,203	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	285,885	–	–	–	(72,682)	–	213,203	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	33,961	–	–	–	–	–	33,961	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	33,960	–	–	–	–	–	33,960	8.18	15 January 2003 – 14 January 2011
2. Other Participants	1 May 1998	I	116,112	–	–	–	(116,112)	–	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	116,112	–	–	–	(116,112)	–	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	206,392	–	–	–	(206,392)	–	–	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	270,262	–	–	–	(63,220)	–	207,042	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	368,260	–	–	–	(87,219)	–	281,041	8.82	15 January 2002 – 14 January 2010
Total:			**2,043,223**	–	–	–	**(1,060,813)**	–	**982,410**		

Details of the outstanding option shares as at 31 December 2008 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr KUOK Khoon Loong, Edward	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr LUI Man Shing	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	500,000	–	–	–	(500,000)	–	–	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	500,000	–	–	–	(500,000)	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	100,000	–	–	–	–	–	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO *(Note 2)*	28 April 2005	II	–	–	250,000	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	–	–	50,000	–	–	–	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	–	–	50,000	–	–	–	50,000	14.60	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan *(Note 3)*	29 May 2002	I	60,000	–	–	(60,000)	–	–	–	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	–	–	(60,000)	–	–	–	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	–	–	(150,000)	–	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	–	–	(50,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	–	–	(50,000)	–	–	–	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Exercisable Period
1. Directors *(Continued)*											
Madam KUOK Oon Kwong	28 April 2005	I	150,000	–	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	60,000	–	–	–	–	–	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr HO Kian Guan	16 June 2006	II	30,000	–	–	–	(30,000)	–	–	14.60	16 June 2008 – 15 June 2016
Mr LEE Yong Sun *(Note 3)*	16 June 2006	II	30,000	–	–	(30,000)	–	–	–	14.60	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year *(Note 1)*	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Exercisable Period
1. **Directors** *(Continued)*											
Mr Timothy David DATTELS	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
2. **Continuous Contract Employees**	29 May 2002	I	249,500	–	60,000	–	(40,000)	–	269,500	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	180,500	–	60,000	–	(90,000)	–	150,500	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	3,198,000	–	150,000	(25,000)	(295,000)	(80,000)	2,948,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	4,284,000	–	150,000	(275,000)	(365,000)	(80,000)	3,714,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	2,122,500	–	50,000	(70,000)	(190,000)	(37,500)	1,875,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	2,372,500	–	50,000	(87,500)	(81,500)	(75,000)	2,178,500	14.60	16 June 2008 – 15 June 2016
3. **Other Participants**	29 May 2002	I	375,000	–	–	–	(100,000)	–	275,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	385,000	–	–	–	(100,000)	–	285,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	540,000	–	25,000	–	(140,000)	–	425,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	540,000	–	25,000	–	(140,000)	–	425,000	11.60	28 April 2007 – 27 April 2015
	28 April 2005	II	50,000	–	–	–	(50,000)	–	–	11.60	28 April 2007 – 2 May 2008
	16 June 2006	I	457,500	–	20,000	–	(127,500)	–	350,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	37,500	–	–	–	(37,500)	–	–	14.60	16 June 2008 – 30 June 2008
	16 June 2006	II	477,500	–	67,500	–	(27,500)	–	517,500	14.60	16 June 2008 – 15 June 2016
Total:			**18,109,500**	**–**	**1,007,500**	**(1,007,500)**	**(2,814,000)**	**(272,500)**	**15,023,000**		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.60.
2. Mr Madhu Rama Chandra RAO was appointed as Director of the Company on 18 December 2008.
3. Mr NG Si Fong, Alan and Mr LEE Yong Sun retired by rotation as Directors of the Company on 23 May 2008.
4. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.
5. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year and subsequent to 31 December 2008 and up to the date of this report.
6. Options on 210,000 shares were lapsed under the New Option Scheme and no options were lapsed under the Executive Option Scheme subsequent to 31 December 2008 and up to the date of this report.
7. No options were exercised under the Executive Option Scheme and the New Option Scheme subsequent to 31 December 2008 and up to the date of this report.

Directors' Rights to Acquire Shares or Debentures

As at 31 December 2008, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the previous section headed "SHARE OPTIONS" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Connected Transactions

During the financial year ended 31 December 2008 and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons. These transactions are considered to be connected transactions under the HK Listing Rules. Details of these transactions are as follows:

1. On 10 March 2008, a consortium formed between Kerry Properties (China) Limited ("KPCL"), an indirect wholly owned subsidiary of Kerry Properties Limited ("KPL"), an associate of Kerry Holdings Limited ("KHL") which is a substantial shareholder of the Company, and Shangri-La China Limited ("SACL"), an indirect wholly owned subsidiary of the Company, won a bid at an open bidding to acquire the land use rights of the project site in Nanchang City, Jiangxi Province, PRC ("Nanchang Project Site") at a consideration of approximately RMB258,000,000 (equivalent to US$36,000,000).

   KPCL and SACL, in the proportions of 80% and 20% respectively, established a wholly foreign-owned enterprise in Nanchang City, Jiangxi Province, PRC ("JVCO") in May 2008 for the purpose of acquiring, holding and developing the Nanchang Project Site. The maximum total investment amount of the JVCO is approximately RMB2,200,000,000 (equivalent to US$310,000,000). The Group's share of the maximum funding commitment is approximately RMB440,000,000 (equivalent to US$62,000,000). SACL has contributed proportional equity of RMB55,748,000 (equivalent to US$8,200,000) to the JVCO during the year. KPL is a connected person of the Company by virtue of it being an associate of KHL. Accordingly, the entering into of the transactions as described above constituted connected transactions for the Company.

2. On 7 May 2008, Oceans Growth Limited ("OGL"), an indirect wholly owned subsidiary of the Company, Shang Properties, Inc. ("SPI"), an associate of KHL, and Alphaland Corporation ("ALI") entered into a shareholders' agreement for the formation of a joint venture company (the "Landowning JVCO") relating to the acquisition and ownership of a parcel of land (the "Land"), with a maximum permissible gross floor area of approximately of 160,000 square metres, within a development area known as the Bonifacio Global City located in Metro Manila in the Philippines at a total cost of approximately Pesos 2,621,500,000 (approximately US$62,078,000). The Landowning JVCO is owned by OGL, SPI and ALI as to 40%, 40% and 20% respectively. The maximum funding commitment of the Company's 40% interest in the Landowning JVCO is approximately US$27,000,000 which is mainly for funding the purchase of the Land and the payment of miscellaneous expenses.

   On 30 June 2008, OGL, SPI, ALI and Shang Fort Bonifacio Holdings, Inc. ("SFBHI"), a wholly owned subsidiary of SPI, entered into a shareholders' agreement for forming another joint venture company (the "Developer JVCO") in the proportions of 40%, 40% and 20% respectively. The Developer JVCO and the Landowning JVCO will enter into an unincorporated joint venture for the construction of a five-star hotel and high-end development on the Land. The maximum funding commitment of the Company's 40% interest in the Developer JVCO is approximately US$18,400,000 (whether equity, loan, financial assistance or otherwise). SPI is an associate of KPL, and KPL is in turn a subsidiary of KHL, a substantial shareholder of the Company. Hence, such transactions constituted connected transactions of the Company.

3. On 29 May 2008, the Company and its direct wholly owned subsidiary, Seanoble Assets Limited ("Seanoble"), entered into a sale and purchase agreement with COFCO (Hong Kong) Limited ("COFCO (HK)"), Promptwell Limited ("Promptwell") and Pearl Treasure Limited ("Pearl Treasure"), indirect wholly owned subsidiaries of COFCO (HK), for the acquisition (the "Acquisition") from Promptwell of 23% of the entire issued share capital of Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen") in which Seanoble owned a 57% interest before the Acquisition, and an interest-free loan of HK$9,535,616 from Pearl Treasure at an aggregate cash consideration of RMB135,115,251 (approximately HK$150,783,000). Following completion of the Acquisition, Shangri-La Shenzhen has become an indirect 80% owned subsidiary of the Company. Immediately prior to the entering into of the sale and purchase agreement, Shangri-La Shenzhen was owned as to 23% by Promptwell and Promptwell was therefore a substantial shareholder of Shangri-La Shenzhen. COFCO (HK) and Pearl Treasure were associates of Promptwell and hence each of Promptwell, Pearl Treasure and COFCO (HK) was a connected person of the Company. Accordingly, the entering into of the sale and purchase agreement constituted a connected transaction for the Company.

4. On 18 June 2008, Shangri-La Ulaanbaatar Hotel LLC ("Mongolian JV"), a project company formed by the wholly owned subsidiaries of the Company and MCS Holding LLC ("MCS Holding") for owning and developing a hotel in Ulaanbaatar (the "Development"), entered into a consultancy agreement with MCS Estates LLC ("MCS Estates"), a direct wholly owned subsidiary of MCS Holding. Pursuant to the consultancy agreement, MCS Estates undertakes to provide management support services in relation to the development of the project during the term commencing from the date of the agreement until 31 December 2009 at a fixed fee of US$2,500,000. As at 31 December 2008, the Mongolian JV is wholly owned by Intense Power

Limited, a joint venture company in which the Company and MCS Holding own 75% and 25% indirect interest respectively. As MCS Holding is holding 49% equity interest in a non-wholly owned subsidiary of the Company, it is a connected person of the Company. MCS Estates, being a wholly owned subsidiary of MCS Holding, is an associate of a connected person of the Company. Such transaction constituted connected transaction of the Company.

5. On 21 July 2008, SACL, KPCL, Jeston Investments Pte Ltd ("JIPL"), a direct wholly owned subsidiary of APL, and Winson Terrace International Limited ("WTIL"), an indirect wholly owned subsidiary of Kuok Brothers Sdn. Bhd. ("KB"), jointly won the bids at the open biddings to acquire the land use rights of three sites in Tangshan City, Hebei Province, PRC ("Tangshan Project Sites") at a cash consideration of RMB1,705,000,000 (approximately HK$1,960,000,000). The Tangshan Project Sites have a gross area of approximately 295,013.83 square metres and are designated for hotel and residential uses with ancillary commercial use. Following the successful bidding of the Tangshan Project Sites, the Company, KPL, APL and KB entered into a master joint venture agreement with respect to the establishment of one or more wholly foreign-owned enterprise(s) ("Tangshan JVCO(s)") in Tangshan City, PRC for the purpose of acquiring, holding and developing the Tangshan Project Sites. The shareholdings of the respective subsidiaries of the Company, KPL, APL and KB in Tangshan JVCO(s) shall be in the proportions of 20%, 40%, 25% and 15%, respectively. The maximum total investment amount of the Tangshan JVCO(s) shall be approximately RMB7,300,000,000 (approximately HK$8,391,000,000) and the maximum funding commitment of the Company's 20% interest in the Tangshan JVCO(s) is expected to be approximately RMB1,460,000,000 (approximately HK$1,678,000,000). KPL is an associate of KHL and therefore a connected person of the Company. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. Accordingly, the entering into of the transactions as described above constituted connected transactions for the Company under the HK Listing Rules and were approved by the independent shareholders of the Company at the Special General Meeting held on 10 September 2008. Subsequent to 31 December 2008, there are changes to the development plan for the Tangshan Project Sites. Details of the changes are provided in Note 42 to the consolidated financial statements.

6. On 23 September 2008, SACL, KPCL and Belfin Investments Pte Ltd ("BIPL"), a direct wholly owned subsidiary of APL, jointly won the bid at the open bidding to acquire the land use rights of a project site in Nanjing City, Jiangsu Province, PRC ("Nanjing Project Site") at a cash consideration of RMB200,000,000 (approximately HK$230,000,000). The Nanjing Project Site has a gross area of 17,014.4 square metres and is designated for hotel, commercial and office use. Following the successful bidding of the Nanjing Project Site, the Company, KPL and APL entered into a master joint venture agreement with respect to the establishment of a wholly foreign-owned enterprise in Nanjing City, Jiangsu Province, PRC ("Nanjing JVCO") for the purpose of acquiring, holding and developing the Nanjing Project Site. The Nanjing JVCO shall be owned by the Company, KPL and APL as to 40%, 45% and 15%, respectively. The maximum total investment amount of the Nanjing JVCO is approximately RMB1,500,000,000 (approximately HK$1,724,000,000). The maximum contributions of the Group is approximately RMB600,000,000 (approximately HK$690,000,000). KPL is an associate of KHL and therefore a connected person of the Company. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. Accordingly, the entering into of the transactions as described above constituted connected transactions for the Company.

7. At the special general meeting of the Company held on 29 June 2004, the independent shareholders of the Company approved the master agreement made between the Company and KPL on 13 April 2004 ("Jingan Master Agreement") in relation to the joint acquisition, ownership and development of the sites in Jingan District, Shanghai, PRC ("Jingan Sites") and the relevant transactions contemplated thereunder. As set out in the Jingan Master Agreement and disclosed in the Company's circular dated 31 May 2004, the total costs of the acquisition, ownership, construction and development of the Jingan Sites ("Jingan Project") (including the cost of the acquisition of the Jingan Sites and related costs) were then estimated to be not more than US$600,000,000 and no party shall be required to commit further funding if the cost of the Jingan Project exceeds US$700,000,000.

   However, as the development costs have risen since the date of the Jingan Master Agreement, it is currently anticipated that the total costs of the Jingan Project will exceed US$700,000,000 and may reach RMB7,022,000,000. On 28 October 2008, the Company and KPL entered into a supplemental agreement for the purpose of amendment of the maximum aggregate funding commitment for the Jingan Project from US$700,000,000 to RMB7,600,000,000. As a result, the maximum funding commitment of the Company's 49% interest in the Jingan Project is increased to RMB3,724,000,000.

   KHL is the substantial shareholder of the Company. KPL is an associate of KHL and therefore KPL is a connected person of the Company. Accordingly, the transactions as described above constituted connected transactions for the Company under the HK Listing Rules and were approved by the independent shareholders of the Company at the Special General Meeting held on 17 December 2008.

8. Unsecured shareholders' loans and guarantees

   The Group provided financial assistance to certain companies in prior years and in 2008. The balances of these financial assistance as at the respective year end date of 2008 and 2007 are listed below:

(A) Unsecured shareholders' loans[i]

	Loan balance	
	2008	2007
	US$'000	US$'000
a. Non-wholly owned subsidiaries		
– Traders Yangon Company Limited ("TYCL")		
: interest bearing portion[ii]	**32,604**	34,134
: non-interest bearing portion	**34,021**	34,021
– Shangri-La Yangon Company Limited		
: interest bearing portion[ii]	**1,992**	1,992
: non-interest bearing portion	**23,732**	23,732
– Traders Square Company Limited		
: non-interest bearing	**4,406**	4,406
– Shangri-La Mongolia Limited ("SML")		
: interest bearing at 6-month LIBOR + 1% per annum[iii]	**6,406**	8,737
– Shangri-La International Hotels (Chengdu) Ltd. ("SLHCL")		
: non-interest bearing[iv]	**63,817**	63,817

	Loan balance	
	2008	**2007**
	US$'000	US$'000
b. Associates		
– Cuscaden Properties Pte Ltd ("CPPL")		
: non-interest bearing[v]	**15,068**	15,390
: interest bearing at SWAP + 0.5% per annum[v]	**20,903**	21,350
– Shanghai Ji Xiang Properties Co., Ltd. ("SJXP")		
: non-interest bearing[vi]	**336**	336
: interest bearing at 6-month HIBOR + 2% per annum[vii]	**29,210**	29,210
– Expert Vision Holdings Limited ("EVHL")		
: non-interest bearing[viii]	**13,644**	23,709
– Happy Day Holdings Limited ("HDHL")		
: non-interest bearing[ix]	**–**	4,300
– Shine Up Holdings Limited ("SUHL")		
: non-interest bearing[ix]	**11,534**	11,134
– Tianjin Kerry Real Estate Development Co., Ltd. ("TKRED")		
: non-interest bearing[x]	**2,537**	2,537
– Shang Global City Properties., Inc ("SGPI")		
: non-interest bearing[xi]	**29,432**	–
c. Investee company		
– P.T. Saripuri Permai Hotel ("PTSPH")		
: non-interest bearing	**495**	695

(B) Guarantees executed in favour of banks for securing bank loans/facilities granted[xii]

	Amount of guarantees given	
	2008	**2007**
	US$'000	US$'000
a. Non-wholly owned subsidiaries		
– Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd. ("SLPG")[xiii]	**77,328**	77,328
– Shangri-La Ulaanbaatar LLC ("SUL")[xiv]	**11,220**	3,600
– Shangri-La Hotel (Chengdu) Co., Ltd. ("SLCD")[xv]	**64,000**	64,000
b. Associates		
– Beijing Jia Ao Real Estate Development Co., Ltd. ("Beijing Jia Ao")[xvi]	**7,006**	9,856
– Shanghai Xin Ci Hou Properties Co., Ltd.[xvii]	**4,918**	7,090
– Fine Winner Holdings Limited ("FWHL")[xviii]	**12,000**	9,484

Notes:

i. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Note ii below) remain unchanged as at year end of 2008.

ii. Under a supplemental agreement, the loan interest rate has been changed to 2.5% per annum commencing 1 April 2002 and further changed to 1 year LIBOR per annum commencing 1 April 2007 under another supplemental agreement.

iii. The proportionate shareholder's loans were granted pursuant to a shareholder loan agreement dated 20 April 2006 between Lion Strength Limited ("Lion Strength"), 100% indirectly owned by the Company, and SML. The minority shareholder of SML exercised its option, under the subscription and shareholders agreement to acquire from Lion Strength an additional 9% equity interest and proportionate shareholders' loans in January 2008. After the exercise of option, the maximum amount of loan to be granted by Lion Strength is US$8,956,000. The loan is unsecured, bearing interest at 6-month LIBOR plus 1% per annum and wholly repayable on 20 April 2009.

iv. The proportionate shareholder's loan was granted by Seanoble to SLHCL, an 80% owned subsidiary of Seanoble and Fast Action Associates Limited ("FAAL") owns the remaining 20% interest. The loan is unsecured, interest-free and has no fixed terms of repayment.

v. The original interest bearing loan bearing interest at 1.25% per annum was split into non-interest portion and interest portion bearing interest at SWAP + 0.5% per annum effective 1 January 2006 as agreed by all shareholders of CPPL.

vi. The proportionate shareholder's loan was granted by Kerry Shanghai (Jingan Nanli) Ltd ("KSJN"), an indirect wholly owned subsidiary of the Company, to SJXP, a company owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, pursuant to the master agreement executed on 13 April 2004. Pursuant to the master agreement, Shanghai Ming Cheng Real Estate Development Co., Ltd. ("SMC") and Shanghai Jin Ci Hou Properties Company Limited ("SJC"), companies owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, were merged with SJXP in 2007.

vii. The proportionate shareholder's loan granted by KSJN to SMC under a shareholder loan agreement dated 1 December 2005 with a maximum amount of loan to be granted by KSJN of HK$34,153,000 (equivalent to US$4,407,000) was absorbed by SJXP in 2007 pursuant to the master agreement. The proportionate shareholder's loan granted by KSJN to SJC under a shareholder loan agreement dated 8 December 2005 with a maximum amount of loan to be granted by KSJN of HK$245,000,000 (equivalent to US$31,613,000) was absorbed by SJXP in 2007 pursuant to the master agreement. These loans were unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

viii. The proportionate shareholders' loan was granted by Seanoble to EVHL which is 30% owned by Seanoble, 30% owned by an indirect wholly owned subsidiary of KPL and 40% owned by KHL, pursuant to the shareholders' agreement dated 29 September 2006. EVHL owns 100% interest in FWHL. The loan is unsecured, non-interest bearing and has no fixed terms of repayment.

ix. The proportionate shareholders' loans were granted by Forever Up Investments Limited ("FUIL"), an indirect wholly owned subsidiary of the Company, to each of HDHL and SUHL (in which FUIL has 25% interest), pursuant to the joint venture agreements dated 17 July 2007 and the amended and reiterated joint venture agreement dated 10 October 2007. The loans were unsecured, interest-free and have no fixed terms of repayment.

x. The proportionate shareholders' loan was granted by Kerry (Tianjin) Ltd to TKRED pursuant to the shareholder's loan agreement dated 22 October 2005 and the shareholder's loan assignment agreement dated 29 May 2007. The loan is unsecured, interest-free and wholly repayable on 31 December 2020 and was subsequently assigned to SACL pursuant to the loan assignment agreement dated 15 February 2008. The Group's proportionate equity and shareholders' loan in TKRED have been transferred to SACL in year 2008.

xi. The proportionate shareholder's loan was granted by OGL to SGPI which is 40% owned by OGL. The loan is unsecured, interest-free and has no fixed terms of repayment.

xii. The amount of guarantees disclosed is stated with reference to the utilized bank loans/facilities balance.

xiii. On 12 October 2006, the Company executed a guarantee in favour of The Bank of East Asia Limited, Guangzhou Branch ("BEA Guangzhou") guaranteeing the full repayment of the monies (up to US$60,000,000) owed by SLPG to BEA Guangzhou under the loan facilities of US$60,000,000 made available by BEA Guangzhou to SLPG (the "BEA Guangzhou Facility"), and related interests and expenses. The BEA Guangzhou Facility was granted to SLPG for meeting operating funding requirement and for financing the repayment of shareholder's loans. On 28 June 2007, the Company executed another guarantee in favour of Bank of China Ltd., Guangdong Branch ("BOC Guangdong") guaranteeing the full repayment of the monies (up to US$36,660,000) used by SLPG to BOC Guangdong under the loan facilities of US$36,660,000 made available by BOC Guangdong to SLPG (the "BOC Facility"), and related interests and expenses. The BOC Facility was granted to SLPG for the repayment of shareholder's loans. Pursuant to the equity transfer agreement signed by Kerry Industrial Company Limited, an indirect wholly owned subsidiary of the Company, FAAL, Bangkok Mercantile (Hong Kong) Co., Limited ("BMCL") and Robinson Enterprise Limited ("REL") in the ratio of 10%, 5% and 5% regarding the guaranteed liabilities of the Company in respect of the BEA Guangzhou Facility and the BOC Facility. On 31 March 2008, FAAL, BMCL and REL executed two Deeds indemnifying the Company for such proportion of interest in SLPG directly or indirectly held by FAAL, BMCL and REL from time to time of all and any amounts due and owing by FAAL, BMCL and REL under the guarantees in respect of the BEA Guangzhou Facility and the BOC Facility.

xiv. The guarantee was provided to a bank for securing loan facilities granted to SUL in 2007 and was stated after deducting the amount of counter indemnity provided by MCS Holding.

xv. On 30 October 2006, the Company executed a guarantee in favour of the Bank of East Asia, Limited (Chengdu Branch) ("BEA Chengdu") guaranteeing the repayment of 80% of the monies (up to US$48,000,000) owed by SLCD, a wholly owned subsidiary of SLHCL, (in which the Company has an indirect 80% interest and which is a 20% owned company of FAAL) to BEA Chengdu under the loan facilities of US$60,000,000 made available by BEA Chengdu to SLCD (the "BEA Chengdu Facility"), and the related interests and expenses. On 18 October 2007, the Company executed another guarantee in favour of the Bank of East Asia, Limited (Shanghai Branch) ("BEA Shanghai") guaranteeing the repayment of 80% of the monies (up to US$16,000,000) owed by SLCD to BEA Shanghai under the loan facilities of US$20,000,000 made available by BEA Shanghai to SLCD (the "BEA Shanghai Facility"), and the related interests and expenses. Both the BEA Chengdu Facility and BEA Shanghai Facility were granted to SLCD for meeting operating funding requirement and for financing the repayment of shareholder's loans.

xvi. The guarantees were provided to a bank for securing loan facilities granted to Beijing Jia Ao and Beijing Kerry Centre Hotel Co., Ltd. ("BKC") in 2004 (the "2004 Guarantees") and for securing loan facilities granted to Beijing Jia Ao during the year of 2006 (the "2006 Guarantee"). Please refer to 2004 and 2006 annual reports for details of the 2004 Guarantees and the 2006 Guarantee provided. The guarantee for BKC in 2004 was terminated following the maturity of the banking facilities. Terms of such financial assistance remain unchanged as at year end of 2008.

xvii. Please refer to 2005 annual report for details of the guarantees provided. Terms of such financial assistance remain unchanged as at year end of 2008.

xviii. The guarantee was provided to a bank for securing loan facilities granted to FWHL in 2007.

Continuing Connected Transactions

During the financial year ended 31 December 2008, there were continuing connected transactions of the Group in effect as set out below:

1. On 28 January 1995, the Company entered into a discloseable and connected transaction to acquire various hotel interests from certain parties, including connected persons of the Company. Included in these hotel interests are (i) Shangri-La's Edsa Plaza Hotel, Manila (now known as Edsa Shangri-La, Manila) ("Edsa Shangri-La Hotel"), and (ii) Shangri-La's Mactan Island Resort, Cebu (now known as Shangri-La's Mactan Resort & Spa, Cebu) ("Mactan Resort"). Edsa Shangri-La Hotel is built on land leased from Shangri-La Properties Inc. (now known as Shang Properties, Inc. ("SPI")) (an associate of KPL) under a 25-year lease commencing in 1992, with an option to renew the lease for a further term of 25 years. Upon expiration of the further term, SPI agrees to grant to Edsa Shangri-La Hotel & Resort, Inc. (the owner of Edsa Shangri-La Hotel) a new lease term of 25 years subject to the prevailing Philippines laws. Mactan Resort is built on land leased from Brown Swallow Development Corporation ("BSDC") and Green Mangrove Realty Inc. ("GMRI") (both of which were associates of Kerry Group Limited ("KGL") as at 31 December 2008) under a 25-year lease commencing in 1990, with an option to renew the lease for an additional 25 years. Further information regarding these leases are set out in the Company's circular dated 13 February 1995.

Report of the Directors

SPI, BSDC and GMRI are connected persons of the Company by virtue of them being associates of KGL, a substantial shareholder of the Company. Accordingly these leases constitute continuing connected transactions of the Company under the HK Listing Rules. BSDC and GMRI ceased to be connected persons of the Company on 2 January 2009.

For the year ended 31 December 2008, an aggregate amount of US$1,632,000 (2007: US$1,791,000) was paid to SPI and an aggregate amount of US$1,476,000 (2007: US$1,442,000) was paid to BSDC and GMRI.

2. Shangri-La International Hotel Management Limited ("SLIM") and its fellow subsidiaries provided hotel management, marketing, communication and reservation services ("Hotel Management Services") to five hotels/clubs which are owned by certain connected persons of the Company (as set out in the table below) pursuant to hotel management, marketing and related agreements entered into between various SLIM entities and the relevant connected persons of the Company. SLIM is an indirect wholly owned subsidiary of the Company.

   CPPL is the owner of Traders Hotel, Singapore. CPPL is owned as to 55.4% by APL and as to 40.75% by the Group. As CPPL is a substantial shareholder of a subsidiary of the Company, both CPPL and APL (being the holding company of CPPL) are regarded as connected persons of the Company at the subsidiaries' level under the HK Listing Rules.

   TYCL is the owner of Traders Hotel, Yangon. TYCL is owned as to 11.76% by Kuok (Singapore) Limited ("KSL"), as to 11.76% by Jenko Properties Limited ("JPL") and as to 59.16% by the Group. KSL is a substantial shareholder of certain subsidiaries of the Company and is regarded as a connected person of the Company at the subsidiaries' level. JPL is an indirect wholly owned subsidiary of KGL, a substantial shareholder of the Company, and is regarded as a connected person of the Company at the issuer's level. By virtue of the interest of JPL in TYCL (a 59.16% indirectly owned subsidiary of the Company), TYCL is also regarded as a connected person of the Company.

   PTSPH is the owner of Shangri-La Hotel, Surabaya. PTSPH is indirectly owned as to 30% by KGL and is an associate of the Company's substantial shareholder. Hence, PTSPH is regarded as a connected person of the Company under the HK Listing Rules.

   BKC is the owner of Shangri-La's Kerry Centre Hotel, Beijing. BKC is a connected person of the Company by virtue of it being a subsidiary of KPL which, in turn, is a subsidiary of KGL, a substantial shareholder of the Company.

   Aberdeen Marina Holdings Limited ("AMHL") is the owner of Aberdeen Marina Club, Hong Kong. It is an indirect 79.17% owned subsidiary of KGL and is regarded as a connected person of the Company by virtue of it being a subsidiary of the substantial shareholder of the Company.

   Accordingly, the provision of the Hotel Management Services by SLIM and its fellow subsidiaries to those hotels/clubs as described above constitutes continuing connected transactions of the Company under the HK Listing Rules.

Details of these transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by SLIM and its fellow subsidiaries for the year ended 31 December 2008 (US$)	2007 (US$)
Traders Hotel, Singapore	Principal agreement signed on 1 March 1994. Various related agreements signed on various dates in 1994.	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	CPPL	**1,759,000**	1,599,000
Traders Hotel, Yangon	24 June 1995	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	TYCL	**256,000**	216,000
Shangri-La Hotel, Surabaya	27 October 1994	Management Agreement, Marketing and Reservations Agreement and Licence Agreement	PTSPH	**571,000**	563,000
Shangri-La's Kerry Centre Hotel, Beijing	30 June 1998	Management and Marketing Services Agreement	BKC	**2,281,000**	2,085,000
Aberdeen Marina Club, Hong Kong	20 February 1993	Operators Agreement	AMHL	**279,000**	246,000

3. Central Laundry Pte Ltd ("CLPL"), a 75% owned subsidiary of the Company in Singapore, operates a commercial laundry. The other 25% of CLPL is owned by CPPL which is, in turn, 55.4% owned by APL and 40.75% owned by the Group.

   As CPPL is a substantial shareholder of CLPL, both CPPL and APL are regarded as connected persons of the Company at the subsidiaries' level. Accordingly, the provision of commercial laundry services by CLPL to those properties owned by CPPL and APL pursuant to the master agreements signed between CLPL and the relevant entities owning or operating those properties constitutes continuing connected transactions of the Company under the HK Listing Rules.

   Details of the transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by CLPL for the year ended 31 December **2008 (US$)**	**2007** (US$)
Great World Serviced Apartments#	(a) 15 October 1997, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008; and (b) 15 October 1997, as supplemented by the supplemental agreement dated 11 February 2008; and 16 October 1997, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008. Pursuant to a deed of novation between CLPL, Midpoint Properties Limited ("Midpoint") and Worldwide Apartment Services Pte Ltd ("Worldwide") dated 1 December 2005, Worldwide was released and discharged from the master agreements and Midpoint has assumed all the terms and conditions of the master agreements in place of Worldwide with effect from 1 January 2006.	Master Agreements for laundry services	(a) Great World Serviced Apartments; and (b) Midpoint	**296,000**	295,000
Traders Hotel, Singapore##	1 April 1995, as supplemented by the supplemental agreements dated 15 April 2005 and 11 February 2008	Master Agreement for laundry services	Traders Hotel, Singapore	**816,000**	843,000

\# *Owned by a member of the APL Group*
\## *Owned by CPPL*

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the potentially achievable occupancy and utilization projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possible appreciation of Asian currencies against the US Dollar, the Company has set the following annual caps for each of the three financial years ending respectively 31 December 2008, 2009 and 2010:

Property	Financial year ended 31 December 2008 (US$)	2009 (US$)	2010 (US$)
Great World Serviced Apartments	500,000	580,000	680,000
Traders Hotel, Singapore	1,200,000	1,400,000	1,600,000

4. On 27 June 2005, Addu Investments Private Limited ("AIPL"), which is 70% indirectly owned by the Company and 30% owned by the Government of the Republic of Maldives (the "Maldivian Government"), entered into a lease agreement (the "Lease") with the Maldivian Government for the lease of the whole of an island located in Villingili, Addu Atoll, Republic of Maldives (the "Island") for 25 years. The Lease was entered into to enable AIPL to construct, develop, own and operate a luxury tourist resort on the Island (the "Resort"). The Maldivian Government is a connected person of the Company by virtue of it being a substantial shareholder of AIPL. Hence, the execution of the Lease constitutes a non-exempt continuing connected transaction of the Company under the HK Listing Rules.

   During the first ten years of the term of the Lease, starting from the date of commencement of the operation of the Resort or 18 months from the date of approval by all the relevant Maldivian Government departments of all detailed drawings, designs and work plan with respect to the Resort, whichever is the earlier, annual rent shall be paid as agreed between the parties with reference to the number of beds available in the Resort. The annual rent payable on a per bed basis has been agreed between the parties. In accordance with the method of calculation as set out in the Lease and with reference to the anticipated number of beds to be built in the Resort, the amount of annual rent payable during the first ten years of the Lease is expected to be less than US$4,050,000. The annual rent for the second ten years and the annual rent for the last five years of the Lease shall be determined by the Maldivian Government, in consultation with AIPL, six months prior to the commencement of the respective periods. In determining the annual rent for the subsequent periods, the Maldivian Government shall take into account the factors as mentioned in the Lease. The annual rent shall be paid upon commencement of operation of the Resort by quarterly installments in advance before the commencement of the quarter for which such payment is due. Accordingly, no lease rental was paid for the years ended 31 December 2007 and 2008.

5. SLIM entered into a tenancy agreement with MegaBox Development Company Limited ("MegaBox Development"), an indirect wholly owned subsidiary of KPL, on 5 June 2008, pursuant to which MegaBox Development has agreed to lease certain floors of office premises to SLIM at a monthly rental of HK$770,036 (exclusive of management fee which amounts to HK$104,212 per month, government rates and other taxes and charges (if any)) for a fixed term of twenty nine months and twenty six days from 5 June 2008 and expiring on 30 November 2010 (both days inclusive) with an option to extend the tenancy agreement for not more than six months after the expiry of the tenancy agreement. On 12 June 2008, SLIM also entered into two licence agreements with MegaBox Development, pursuant to which MegaBox Development has agreed to grant licences to SLIM at a monthly licence fee of HK$10,500 for five floating carparking spaces and HK$9,300 for three fixed carparking spaces during the period from 27 July 2008 until the expiry of the term of the

tenancy agreement. MegaBox Development is an indirect wholly owned subsidiary of KPL. KPL is an associate of KHL (a substantial shareholder of the Company) and therefore MegaBox Development is a connected person of the Company. For the year ended 31 December 2008, an aggregate amount of US$747,000 (2007: Nil) was paid to MegaBox Development.

Based on the rental amount and the management fee payable under the tenancy agreement, the licence fees payable under the licence agreements and taking into account of the additional cost for extra air-conditioning supply after normal office hours and any possible adjustment to the management fee and/or the licence fees as a result of inflation, the Company has set the following annual caps for each of the financial years ending respectively 31 December 2008, 2009, 2010 and 2011:

Financial Year Ending	Annual Cap	Equivalent Amount in US$
31 December 2008	HK$6,500,000	839,000
31 December 2009	HK$11,500,000	1,484,000
31 December 2010	HK$11,500,000	1,484,000
31 December 2011	HK$5,300,000	684,000

The continuing connected transactions mentioned in (1) to (5) above have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the transactions have been entered into:

a. in the ordinary and usual course of business of the Company;

b. either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

c. in accordance with the relevant agreements governing such transactions; and

d. on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In accordance with Rule 14A.38 of the HK Listing Rules, the Board engaged the auditor of the Company to perform certain agreed upon procedures on the above continuing connected transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported to the Board that:

A. In relation to the transactions set out in (1) to (5) above, the transactions:

   a. have received the approval of the Board;

   b. involving the provision of goods and services by the Group, are in accordance with the pricing policies of the Group (for the samples selected); and

   c. have been entered into in accordance with the relevant agreements governing the transactions (for the samples selected).

B. In relation to the transactions set out in (3) to (5) above, the transactions have not exceeded the relevant annual caps, as disclosed in the announcements dated 15 November 2005, 13 February 2008 and 12 June 2008.

Substantial Interests in the Share Capital of the Company

As at 31 December 2008, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

(a) Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2008
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,398,207,352	48.46%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Beneficial owner	70,460,697	48.46%
	Interest of controlled corporations	1,327,746,655	
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner	500,582,400	21.75%
	Interest of a controlled corporation	127,034,035	
Paruni Limited *(Notes 2 and 3)*	Beneficial owner	309,269,059	10.80%
	Interest of a controlled corporation	2,305,154	
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	265,892,194	9.22%
JPMorgan Chase & Co.	Beneficial owner	442,906	6.99%
	Investment manager	280,600	
	Lending pool	201,223,364	

(b) Short positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2008
Person other than Substantial Shareholders			
JPMorgan Chase & Co.	Beneficial owner	82,106	0.00%

Notes:

1. Out of KHL's corporate interest in 1,327,746,655 shares, 1,303,492,308 shares were held through its wholly owned subsidiaries, 13,387,292 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, a 73.61% owned subsidiary of the Company.
2. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.
3. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

Save as mentioned above, as at 31 December 2008, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

Properties Under Development

Details of the Group's properties under development are as follows:

a. Hotels owned and managed by the Group (Total 13 developments)		Group's Effective Interest as at 31 December 2008	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Projected Rooms	No. of Apartments	Stage of Completion	Projected Opening	Address
Wenzhou, Mainland China	Shangri-La Hotel	75%	31,565	74,434	409	10	Opened for business	opened on 16 January 2009	1 Xiangyuan Road, Wenzhou 325000, Zhejiang Province, The People's Republic of China
Ningbo, Mainland China	Shangri-La Hotel	95%	22,516	132,492	564	60	Interior finishing work in progress	Mid 2009	88 Yuyuan Road, Ningbo 315040, Zhejiang Province, The People's Republic of China
Beijing, Mainland China	Hotel in China World Trade Center (part of Grand Tower)	40.07%	N/A	69,602	278		Interior finishing work in progress	Mid 2009	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
Manzhouli, Inner Mongolia, Mainland China	Shangri-La Hotel	100%	25,000	48,400	201	16	Curtain wall installation work in progress	Late 2009	No. 99 Liu Dao Jie Manzhouli Inner Mongolia, The People's Republic of China
Guilin, Mainland China	Shangri-La Hotel	100%	48,285	77,100	430		Curtain wall installation and interior finishing work in progress	Late 2009	111, Head of Yushan Bridge, North of the Second Ring Road, Guilin 541001, Guangxi Province, The People's Republic of China
Shanghai, Mainland China	Shangri-La's Pudong Kerry Centre Hotel (part of composite development of Pudong Kerry Centre)	23.20%	N/A	70,000	574	141	Piling work completed and superstructure work for phase I in progress	End 2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
	Jing An Shangri-La (part of composite development of Jing An Kerry Centre)	49%	N/A	67,887	400		Foundation work in progress	2012	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
Tianjin, Mainland China	Shangri-La Hotel (part of composite development of Tianjin Kerry Centre)	20%	N/A	78,620	450	18	Foundation work in progress	2012	Junction of Liuwei Road and Liujin Road, Hedong District, Tianjin, The People's Republic of China
The Philippines	Shangri-La's Boracay Resort & Spa	100%	160,890	39,399	219		Opened for business	opened on 2 March 2009	Barangay Yapak, Boracay Island, Malay, Aklan 5608, The Philippines
	Shangri-La's Mactan Resort & Spa – Extension	100%	13,816	18,793	112		Design and concept planning stage	Late 2010	Punta Engano Road, Lapu Lapu City, Cebu, The Philippines
Maldives	Shangri-La's Villingili Resort & Spa	70%	536,447	46,225	142		Superstructure work completed	Mid 2009	Villingili Island, Addu Atoll, Republic of Maldives
	Traders Hotel, Malé	100%	3,400	15,058	205		Design and concept planning stage	Late 2011	Ameenee Magu, Malé, Republic of Maldives
Paris, France	Shangri-La Hotel	100%	3,953	18,375	108		Conversion work in progress	Early 2010	10 Avenue d'Iena, 75116 Paris, France
	Total				**4,092**	**245**			

b. Hotels under operating lease and managed by the Group (Total 3 projects)		Group's Effective Interest as at 31 December 2008	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Projected Rooms	No. of Apartments	Stage of Completion	Projected Opening	Address
Tokyo, Japan	Shangri-La Hotel	N/A	N/A	22,751	202		Opened for business	opened on 2 March 2009	Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo, 100-8283, Japan
Vienna	Shangri-La Hotel	N/A	N/A	15,760	202		Superstructure work in progress	Mid 2010	Schubertring, Bezirk, Vienna, Austria
London, United Kingdom	Shangri-La Hotel at London Bridge Tower	N/A	N/A	16,932	195		Design and concept planning stage	2012	32 London Bridge Street, Southwark, London SE1, United Kingdom
	Total				**599**				

Properties Under Development

c. Investment properties owned by the Group (Total 6 projects)		Group's Effective Interest as at 31 December 2008	Approximate Total Site Area (square meter)	Approximate Total Gross Floor Area (square meter)	Stage of Completion	Projected Opening	Address
Qingdao, Mainland China	Office Tower	100%	6,550		Superstructure work completed	Mid 2009	9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China
	Office			31,591			
	Commercial			10,581			
Beijing, Mainland China	China World Trade Center Phase III (Grand Tower)	40.07%	24,593		Superstructure work completed	Mid 2009	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
	Office			141,028			
	Commercial			55,113			
	Carpark			31,826			
Shanghai, Mainland China	Composite development of Pudong Kerry Centre	23.20%	58,949		Piling work completed and superstructure work for phase I in progress	End 2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
	Office			92,000			
	Commercial			45,000			
	Serviced apartment			34,000			
	Entrance hall			4,000			
	Composite development of Jing An Kerry Centre	49%	45,867		Foundation work in progress	2012	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
	Office			76,261			
	Commercial			55,892			
Tianjin, Mainland China	Composite development of Tianjin Kerry Centre	20%	86,164		Foundation work in progress	2012	Junction of Liuwei Road and Liujin Road, Hedong District, Tianjin, The People's Republic of China
	Residential			180,000			
	Office			124,730			
	Commercial			117,650			
	Serviced apartment			27,700			
Ulaanbaatar, Mongolia	Office Tower	51%	4,400	34,925	Superstructure work completed	Mid 2009	Sukhbaatar District, Khoroo 1, Ulaanbaatar, Mongolia

Properties Under Development

d. Properties under concept planning (Total 8 projects)	Purpose	Effective Interest	Address
Sanya, Mainland China	Hotel	100%	Lot 8, Haitang Wan, Sanya, Hainan, The People's Republic of China
Qinhuangdao, Mainland China	Hotel	100%	West Section of Hebei Street, Haigang District, Qinghuangdao, Hebei Province, The People's Republic of China
Nanchang City, Mainland China	Composite Development	20%	Lot No. B-7, Honggutan Central, Nanchang, The People's Republic of China
Tangshan City, Mainland China	Composite Development	20%	Da Li Road, Changhong Street, Chaoyang Street, Feng Huang Xin Cheng, Tangshan, The People's Republic of China
Nanjing City, Mainland China	Composite Development	40%	No. 331 Zhong Yang Road, Gu Lou District, Nanjing, The People's Republic of China
Ulaanbaatar, Mongolia	Hotel	75%	North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District, Ulaanbaatar, Mongolia
New York, USA	Hotel	25.9%	108 East 53rd Street at Park Avenue, New York City, United States
Taguig, Metro Manila, The Philippines	Composite Development	40%	Northern portion of the West Super Block, Bonifacio Global City at Taguig, Metro Manila, The Philippines

Report of the Directors

Purchase, Sale or Redemption of the Company's Listed Securities

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

Service Contracts

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the HK Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company.

Remuneration Committee

A Remuneration Committee of the Board was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr KUOK Khoon Ean, Mr Alexander Reid HAMILTON and Mr WONG Kai Man, BBS, JP.

Audit Committee

The Company set up an Audit Committee of the Board on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr WONG Kai Man, BBS, JP. The Committee reviewed the Group's 2008 audited financial statements before they were tabled for the Board's review and approval.

Auditor

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board



KUOK Khoon Ean
Director



KUOK Khoon Loong, Edward
Director

Hong Kong, 17 March 2009

INDEPENDENT AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

Independent Auditor's Report
To the Shareholders of Shangri-La Asia Limited

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Shangri-La Asia Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 62 to 147, which comprise the consolidated and Company balance sheets as at 31 December 2008, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Director's Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility include designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2009

Consolidated Balance Sheet

	Note	As at 31 December 2008 US$'000	2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*7*	**3,789,324**	3,260,931
Investment properties	*8*	**524,309**	523,633
Leasehold land and land use rights	*9*	**520,794**	416,749
Intangible assets	*10*	**95,452**	87,172
Interest in associates	*12*	**1,270,364**	1,118,992
Deferred income tax assets	*23*	**1,117**	2,294
Available-for-sale financial assets	*13*	**4,158**	4,191
Other receivables	*14*	**3,683**	5,091
		6,209,201	5,419,053
Current assets			
Inventories		**31,805**	28,215
Accounts receivable, prepayments and deposits	*15*	**191,108**	171,428
Due from associates	*12*	**14,244**	23,920
Financial assets held for trading	*16*	**13,326**	71,710
Cash and bank balances	*17*	**463,027**	386,684
		713,510	681,957
Total assets		**6,922,711**	6,101,010

	Note	As at 31 December 2008 US$'000	2007 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*18*	**1,940,997**	1,934,577
Other reserves	*19*	**1,334,921**	1,309,274
Retained earnings			
– Proposed final dividend	*34*	**37,090**	44,631
– Others		**640,323**	593,388
		3,953,331	3,881,870
Non-controlling interests	*22*	**298,057**	303,458
Total equity		**4,251,388**	4,185,328
LIABILITIES			
Non-current liabilities			
Bank loans	*20*	**1,889,273**	1,153,939
Derivative financial instruments	*21*	**65,916**	20,708
Due to non-controlling shareholders	*22*	**27,012**	20,603
Deferred income tax liabilities	*23*	**220,044**	213,288
		2,202,245	1,408,538
Current liabilities			
Accounts payable and accruals	*24*	**404,380**	377,405
Due to non-controlling shareholders	*22*	**6,355**	10,355
Current income tax liabilities		**19,330**	27,456
Bank loans and overdrafts	*20*	**39,013**	91,928
		469,078	507,144
Total liabilities		**2,671,323**	1,915,682
Total equity and liabilities		**6,922,711**	6,101,010
Net current assets		**244,432**	174,813
Total assets less current liabilities		**6,453,633**	5,593,866

KUOK Khoon Ean
Director

KUOK Khoon Loong, Edward
Director

Balance Sheet

As at 31 December

	Note	2008 US$'000	2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	*7*	**115**	36
Investments in subsidiaries	*11*	**3,228,630**	3,019,436
Club debentures		**840**	840
		3,229,585	3,020,312
Current assets			
Amounts due from subsidiaries	*11*	**122,542**	367,174
Dividends receivable, prepayments and deposits		**283,374**	231,304
Cash and bank balances	*17*	**12,662**	16,468
		418,578	614,946
Total assets		**3,648,163**	3,635,258

As at 31 December

	Note	2008 US$'000	2007 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*18*	**1,940,997**	1,934,577
Other reserves	*19*	**1,541,742**	1,542,357
Retained earnings			
– Proposed final dividend	*34*	**37,230**	44,631
– Others		**29,339**	55,796
Total equity		**3,549,308**	3,577,361
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	*21*	**65,916**	20,708
Current liabilities			
Accounts payable and accruals		**9,069**	8,948
Amounts due to subsidiaries	*11*	**23,870**	28,241
		32,939	37,189
Total liabilities		**98,855**	57,897
Total equity and liabilities		**3,648,163**	3,635,258
Net current assets		**385,639**	577,757
Total assets less current liabilities		**3,615,224**	3,598,069

KUỌK Khoon Ean
Director

KUOK Khoon Loong, Edward
Director

Consolidated Income Statement

	Note	2008 US$'000	2007 US$'000
		Year ended 31 December	
Sales	5	1,353,271	1,219,248
Cost of goods sold	25	(551,249)	(493,970)
Gross profit		802,022	725,278
Other (losses)/gains – net	26	(82,915)	113,726
Marketing costs	25	(45,065)	(44,086)
Administrative expenses	25	(102,954)	(94,033)
Other operating expenses	25	(407,923)	(327,541)
Operating profit		163,165	373,344
Finance gain/(costs)	29	12,851	(19,128)
Share of profit of associates	30	76,867	98,901
Profit before income tax		252,883	453,117
Income tax expense	31	(69,416)	(78,892)
Profit for the year		183,467	374,225
Attributable to:			
Equity holders of the Company		165,940	340,863
Non-controlling interests		17,527	33,362
		183,467	374,225
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
- basic	33	5.76	12.76
- diluted	33	5.75	12.71
Dividends	34	89,213	100,323

Consolidated Statement of Changes in Equity

	Note	Attributable to equity holders of the Company					
		Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total US$'000
Balance at 1 January 2008		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences		–	26,262	–	26,262	(9,530)	16,732
Net income/(expenses) recognized directly in equity		–	26,262	–	26,262	(9,530)	16,732
Profit for the year		–	–	165,940	165,940	17,527	183,467
Total recognized income for the year ended 31 December 2008		–	26,262	165,940	192,202	7,997	200,199
Exercise of share options – allotment of shares	*18*	5,351	–	–	5,351	–	5,351
Exercise of share options – transfer from option reserve to share premium	*18, 19*	1,069	(1,069)	–	–	–	–
Granting of share options – value of employee service	*19*	–	454	–	454	–	454
Payment of 2007 final dividend		–	–	(44,644)	(44,644)	–	(44,644)
Payment of 2008 interim dividend		–	–	(52,123)	(52,123)	–	(52,123)
Transferred from financial assets held for trading	*16*	–	–	(18,785)	(18,785)	(6,735)	(25,520)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries		–	–	(10,994)	(10,994)	–	(10,994)
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(14,384)	(14,384)
Equity acquired from non-controlling shareholders		–	–	–	–	(7,109)	(7,109)
Equity injected and acquired by non-controlling shareholders		–	–	–	–	15,283	15,283
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(453)	(453)
		6,420	(615)	(126,546)	(120,741)	(13,398)	(134,139)
Balance at 31 December 2008		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
The Group's retained earnings comprised:							
Company and subsidiaries				276,057			
Associates				401,356			
				677,413			

Consolidated Statement of Changes in Equity

	Note	Attributable to equity holders of the Company					
		Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Non-controlling interests US$'000	Total US$'000
Balance at 1 January 2007		1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
Currency translation differences		–	226,371	–	226,371	16,108	242,479
Disposal of partial interests in subsidiaries		–	(3,088)	–	(3,088)	–	(3,088)
Net income recognized directly in equity		–	223,283	–	223,283	16,108	239,391
Profit for the year		–	–	340,863	340,863	33,362	374,225
Total recognized income for the year ended 31 December 2007		–	223,283	340,863	564,146	49,470	613,616
Issue of shares upon conversion of convertible bonds	*18, 19*	35,334	(2,623)	–	32,711	–	32,711
Exercise of share options – allotment of shares	*18*	9,617	–	–	9,617	–	9,617
Exercise of share options – transfer from option reserve to share premium	*18, 19*	2,044	(2,044)	–	–	–	–
Granting of share options – value of employee service	*19*	–	2,484	–	2,484	–	2,484
Rights issue		662,772	–	–	662,772	–	662,772
Payment of 2006 final dividend		–	–	(33,347)	(33,347)	–	(33,347)
Payment of 2007 interim dividend		–	–	(55,692)	(55,692)	–	(55,692)
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(17,728)	(17,728)
Equity injected and acquired by non-controlling shareholders		–	–	–	–	14,290	14,290
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(18,719)	(18,719)
		709,767	(2,183)	(89,039)	618,545	(22,157)	596,388
Balance at 31 December 2007		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
The Group's retained earnings comprised:							
Company and subsidiaries				283,309			
Associates				354,710			
				638,019			

Included in the retained earnings of subsidiaries and associates are statutory funds of approximately US$3,436,000 and US$27,076,000 respectively (2007: US$2,178,000 and US$22,722,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

Consolidated Cash Flow Statement

	Note	Year ended 31 December 2008 US$'000	2007 US$'000
Cash flows from operating activities			
Cash generated from operations	*35*	**460,074**	474,542
Interest paid		**(68,097)**	(78,161)
Hong Kong profits tax paid		**(15,381)**	(11,475)
Overseas tax paid		**(61,940)**	(62,028)
Net cash generated from operating activities		**314,656**	322,878
Cash flows from investing activities			
Purchase of property, plant and equipment		**(121,169)**	(78,753)
Expenditure on properties under development		**(530,078)**	(474,327)
Purchase of leasehold land and land use rights		**(100,947)**	(28,031)
Purchase of investment properties		**(4,981)**	(45,865)
Proceeds from disposal of property, plant and equipment; leasehold land and land use rights; and investment properties		**1,138**	957
Expenditure on website development costs		**–**	(405)
Deposit payments for land use rights and lease		**(29,056)**	(7,421)
Acquisition of interest/additional interest and loan in subsidiaries	*35*	**(49,893)**	(1,347)
Proceeds from disposal of partial interests in subsidiaries		**–**	98,995
Proceeds received from dilution of interest in a subsidiary		**1,935**	–
Capital contribution to associates		**(43,212)**	(35,589)
Net increase in loans to associates		**(15,589)**	(23,310)
Interest received		**7,654**	10,040
Dividends received from associates		**44,524**	39,160
Dividends received from listed securities		**382**	378
Increase in short-term bank deposits more than 3 months maturity		**(26,802)**	(9,885)
Net cash used in investing activities		**(866,094)**	(555,403)

	Note	Year ended 31 December 2008 US$'000	2007 US$'000
Cash flows from financing activities			
Dividends paid to the Company's equity holders		**(96,767)**	(89,039)
Dividends paid to non-controlling shareholders		**(17,763)**	(15,676)
Proceeds from issuance of ordinary shares		**5,351**	672,389
Net increase/(decrease) in loans from non-controlling shareholders		**4,805**	(30,876)
Capital injection from non-controlling shareholders		**14,949**	11,423
Repayment of bank loans		**(239,908)**	(1,016,470)
Bank loans drawn down		**923,621**	733,227
Net cash generated from financing activities		**594,288**	264,978
Net increase in cash and cash equivalents		**42,850**	32,453
Cash and cash equivalents at beginning of the year		**357,405**	310,689
Exchange gains on cash and cash equivalents		**6,101**	14,263
Cash and cash equivalents at end of the year	*17*	**406,356**	357,405

1. General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets, financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The following amendments to standards and new interpretations are relevant to the Group's operation and are mandatory for financial year ended 31 December 2008:

HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
HKFRS 7 (Amendment)	Financial Instruments: Disclosure – Reclassification of Financial Assets
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

These amendments to standards and new interpretations had no material effect on the Group's accounting policies.

In addition, the Group has early adopted the following amendments to standards which are relevant to the Group's operation for financial period beginning 1 January 2008:

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

2. Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

The adoption of the above amendments to standards does not have a significant impact on the Group's financial statements except as follows:

Under HKAS 27 Revised, changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Company. This was effected prospectively from 1 January 2008 and the effect on the financial statements for the year ended 31 December 2008 is that the Group charged a net amount of US$10,994,000 to the retained earnings during the year instead of crediting US$290,000 to the consolidated income statement as gain on disposal of partial interest in a subsidiary and recording US$11,284,000 in the balance sheet as goodwill acquired upon acquisition of additional equity interest in a subsidiary.

The following new interpretation to standards is mandatory for accounting periods beginning on or after 1 January 2008 but is not relevant to the Group's operations:

HK(IFRIC)-Int 12	Service Concession Arrangements

The following new standards, amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation but are not effective for 2008 and have not been early adopted:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

The Group believes that the adoption of the above new standards, amendments to standards and interpretations are unlikely to have material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised – Presentation of Financial Statements will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group will apply HKAS 1 Revised from 1 January 2009.

HKFRS 8 Operating Segments replaces HKAS 14 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company will apply HKFRS 8 Operating Segments from 1 January 2009.

2. Summary of significant accounting policies (continued)

2.2 Consolidation

The consolidated financial statements included the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b) Transactions and non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases of additional interest in subsidiaries from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of partial interest in subsidiaries to non-controlling interests are also recorded in equity.

2. Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(c) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment losses) identified on acquisition *(Note 2.8)*.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, leasehold land and land use rights, interest in associates, inventories, receivables and operating cash, and mainly exclude intangible assets and investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation, derivative financial instruments and all borrowings. Capital expenditure comprises additions to fixed assets, leasehold land and land use rights.

2. Summary of significant accounting policies (continued)

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's principal subsidiaries are measured using the currency of the primary economic environment in which the entity operates ('the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses that related to borrowings and cash and bank balances are presented in the consolidated income statement within finance gain/(costs).

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. Summary of significant accounting policies (continued)

2.5 Property, plant and equipment

Buildings comprise mainly hotel properties. All properties, plant and equipment are stated at historical cost less depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation is calculated to write off the cost to their residual value on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	Lower of underlying land lease term or 50 years
Furniture, fixtures and equipment	10% to 33 1/3%
Motor vehicles	20% to 25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Properties under development and freehold land for hotel properties are not subject to depreciation and are stated at cost less accumulated impairment, if any.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating expenses in the income statement.

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating lease or freehold and buildings.

Land held under operating leases are classified and accounted for as investment property without amortization when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Changes in fair values are recognized in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

2. Summary of significant accounting policies (continued)

2.7 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortized over the period of the lease on a straight-line basis to the income statement.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill on acquisitions of subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortization and impairment, if any. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

(c) Website development costs

Website development costs that are directly associated with the development of identifiable and unique products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Such development costs are carried at cost less accumulated amortization and impairment, if any. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives of 3 years upon commencement of operation.

2.9 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life are not subject to amortization, but are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Summary of significant accounting policies (continued)

2.10 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet *(Note 2.13)*.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The non-derivatives are stated at cost less impairment as the fair value of these unlisted financial assets cannot be reliably measured.

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value for all financial assets. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing bid prices with realized and unrealized gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortized cost using the effective interest method less impairment with changes in carrying value to be recognized in the income statement. Unlisted equity as included in available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value of these unlimited financial assets cannot be reliably measured. Club debentures held for long-term investment purpose and included in available-for-sale financial assets are stated at fair value and the changes in fair value are recognized in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value below its cost is considered as an indicator whether the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement) is removed from equity and recognized in the income statement. Impairment testing of loans and receivables is the same as trade and other receivables as disclosed in Note 2.13.

2. Summary of significant accounting policies (continued)

2.11 Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivative financial instruments that do not qualify for hedge accounting are categorized as derivatives at fair value through profit or loss and changes in the fair value of these derivative instruments are recognized immediately in the consolidated income statement within 'Other (losses)/gains – net'.

2.12 Inventories

Inventories are stated at the lower of cost and net realizable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.13 Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of loss is recognized in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenses in the income statement.

2.14 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.15 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from the consolidated equity attributable to the Company's equity holders until the shares are cancelled or resold. Where such shares are subsequently resold, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, will increase the consolidated equity attributable to the Company's equity holders.

The dividends on these own shares held are excluded from the dividend distribution to the Company's equity holders recognized in the consolidated financial statements.

2.16 Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2. Summary of significant accounting policies (continued)

2.17 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. The difference between the proceeds received and fair value at inception (fair value gain/loss) is recognized in the income statement. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 Pre-operating expenditure

Pre-operating expenditure is charged to the income statement in the year in which it is incurred.

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. Summary of significant accounting policies (continued)

2.20 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the applicable laws and regulations at different jurisdiction and the recommendations of independent qualified actuaries for defined benefit plans.

For the Group's defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, where applicable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognized over the average remaining service lives of employees. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

2.21 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognized for future operating losses.

2. Summary of significant accounting policies (continued)

2.22 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

Sales:

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognized when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognized when the services are rendered.

(iii) Rental revenue from investment properties is recognized on a straight-line basis over the periods of the respective leases.

Other revenue:

(iv) Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income from other investments is recognized when the right to receive payment is established.

2.23 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.24 Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted on or before 7 November 2002, the Group has taken advantage of the transitional provisions in HKFRS 2 under which the fair value recognition and measurement policies have not been applied. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

2. Summary of significant accounting policies (continued)

2.25 Share-based compensation (continued)

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The related balance previously recognized in the option reserve is also credited to the share premium.

2.26 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

3. Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Singapore, Malaysia and Thailand derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against US dollar. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

3. Financial risk management (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(i) Foreign exchange risk (continued)

The Group analyzes its exchange exposure based on the financial position at year end. The Group's exchange risk at the unit level mainly arises from long-term bank borrowings and shareholders' loans and the Group calculates such impact on the income statement. The Group calculates the impact on exchange fluctuation reserve of the exchange risk on consolidation arising from the translation of the net investment in foreign entities. At 31 December 2008, if US dollar and Hong Kong dollar has weakened/strengthened by 5% against all other currencies with all other variables held constant, the Group's profit attributable to the equity holders of the Company and exchange fluctuation reserve would have been increased/decreased by US$35,414,000 (2007: US$31,706,000) and US$212,079,000 (2007: US$183,540,000), respectively. Exchange rate between US dollar and Hong Kong dollar is only allowed to fluctuate in a narrow range under the Hong Kong's linked exchange rate system.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as financial assets held for trading and are stated at fair value through profit or loss. Available-for-sale financial assets are investments in unquoted shares and not subject to price risk. The Group is not exposed to commodity price risk.

Equity security price risk is the risk that the fair values of the trading securities decrease as a result of changes in the value of individual securities which are also affected by the change in the level of equity indices.

For every 5% decrease in the fair value of the trading securities classified under financial assets held for trading, the carrying value of the trading securities will decrease by US$666,000 (2007: US$3,586,000) while the Group's profit attributable to the equity holders of the Company will decrease by US$648,000 (2007: US$3,090,000) assuming that no account is given for factors such as impairment which may have additional impact on the income statement.

Based on the market value of all the trading securities as at 31 December 2008, 89.4% (2007: 97.8%) of the Group's trading securities are listed on The Stock Exchange of Hong Kong Limited and are valued at closing market bid prices at the balance sheet date. The market equity index for the Hong Kong stock exchange, at the close of business of the nearest trading day in the year to the balance sheet date, and the highest and lowest points during the year were as follows:

	31 December 2008	High/Low 2008	31 December 2007	High/Low 2007
Hong Kong – Hang Seng Index	14,387	27,854/ 10,676	27,812	31,638/ 18,664

3. Financial risk management (continued)

3.1 Financial risk factors (continued)

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. Sales to corporate customers are made to customers with good credit history. The Group has policies that limit the amount of global credit exposure to any customer. Cash and bank deposits are mainly placed in major international and local banks.

The maximum exposure of credit risk at the reporting date in respect of each class of financial assets is disclosed in the notes to the consolidated financial statements of the relevant financial assets.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The analysis of the Group's financial liabilities showing the contractual maturities is as follows:

	Less than 3 months US$'000	Between 3 months and 1 year US$'000	Between 1 and 2 years US$'000	Over 2 years US$'000
At 31 December 2008				
Bank overdrafts	624	–	–	–
Bank loans	–	38,389	617,536	1,271,737
Interest payable for bank loans	10,510	31,290	35,873	64,419
Derivative financial instruments	3,378	16,893	15,993	29,652
Due to non-controlling shareholders	–	6,355	–	37,965
Accounts payable and accruals	49,480	354,900	–	–
At 31 December 2007				
Bank overdrafts	34	–	–	–
Bank loans	–	91,894	18,118	1,135,821
Interest payable for bank loans	13,555	39,597	50,611	58,568
Derivative financial instruments	816	4,080	4,897	10,915
Due to non-controlling shareholders	–	10,355	–	31,318
Accounts payable and accruals	60,687	316,718	–	–

The amounts disclosed in the table are the contractual undiscounted cash flows which are equal to their carrying balances in the respective consolidated balance sheet except that the amount due to non-controlling shareholders with maturities over two years included in the consolidated balance sheet as at 31 December 2008 is US$27,012,000 (31 December 2007: US$20,603,000) and that the estimated amount of interest payable for bank loans are arrived based on the principal loan balance and prevailing interest rates at year end date up to the final maturity date of the loan agreements.

3. Financial risk management (continued)

3.1 Financial risk factors (continued)

(d) Cash flow and fair value interest-rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

The Group's interest-rate risk mainly arises from long-term bank borrowings and derivative financial instrument of interest-rate swap contracts.

Bank borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Group policy is to maintain at around 50% of its borrowings at fixed rate, considering Renminbi bank borrowings are fixed rate in nature and taking into account the principal amount of interest-rate swap contracts executed. At as 31 December 2008, 46% (31 December 2007: 61%) of borrowings were at fixed rates on that basis.

The Group analyzes its interest rate exposure on bank borrowings based on the assumption that the loan position at year end could be wholly refinanced and/or renewed. The Group calculates the impact on income statement of a defined interest rate shift. The same interest rate shift is used for all currencies. The scenario is run only for bank borrowings that represent the major interest bearing portion. Based on the simulation performed, the impact on income statement of a one percentage point increase would be a maximum decrease of the Group's profit attributable to the equity holders of the Company of US$13,560,000 (2007: US$11,064,000) after interest capitalization for properties under development.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swap contracts. Such interest-rate swap contracts have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term bank borrowings at floating rates. The Group closely monitors the movement of interest rates from time to time and enters into interest-rate swap contracts. Under the interest-rate swap contracts, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. However, these interest-rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts are recognized immediately in the income statement.

The Group analyzes its interest rate exposure on interest-rate swap contracts based on the principal value and underlying terms of the contracts at year end. At 31 December 2008, if interest rate is one percentage point higher with all other variables held constant, the Group's profit attributable to the equity holders of the Company would have been increased by US$23,681,000 (2007: US$28,296,000) as a result of increase in fair value of these contracts. If interest rate is 0.1 percentage point lower, the Group's profit attributable to the equity holders of the Company would have been decreased by US$2,420,000 (2007: US$2,903,000).

3.2 Financial risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

3. Financial risk management (continued)

3.2 Financial risk management (continued)

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings as shown in the balance sheet) less cash and bank balances. Total capital is calculated as 'equity', as shown in the balance sheet.

The gearing ratios at 31 December 2008 and 2007 were as follows:

	2008 US$'000	2007 US$'000
Total borrowings	1,928,286	1,245,867
Less: Cash and bank balances *(Note 17)*	(463,027)	(386,684)
Net debt	1,465,259	859,183
Total equity	4,251,388	4,185,328
Gearing ratio (net debt over total equity)	34.5%	20.5%

The Group's bank borrowing facilities require it to meet certain ratios based on adjusted consolidated capital and reserves attributable to the Company's equity holders and adjusted consolidated total equity. The Group monitors compliance with these ratios on a monthly basis. The Group has satisfactorily complied with all covenants under its borrowing agreements.

3.3 Accounting for interest rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest rate swap contracts.

Interest rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). Interest rate swap contracts are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognized immediately in the income statement.

3.4 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments not traded in active markets are stated at cost less impairment (which is charged to the income statement) as the fair value of these financial assets cannot be reliably measured.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practice and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts or valuation carried out by independent firms of valuers annually. The Group's investment properties are stated at professional valuations at year end.

4.2 Critical judgements in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgement, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

5. Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognized during the year were as follows:

	2008 US$'000	2007 US$'000
Sales		
Hotel operation:		
Room rentals	**674,247**	622,644
Food and beverage sales	**519,430**	457,250
Rendering of ancillary services	**87,075**	79,251
Hotel management and related service fees	**36,254**	32,369
Property rentals	**36,265**	27,734
	1,353,271	1,219,248

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation
	– ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organized on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

5. Sales and segment information (continued)

Primary reporting format – geographical segments

Segment income statement

For year ended 31 December 2008 (US$ million)

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	233.6	531.8	153.9	193.3	56.0	127.3	57.4	–	1,353.3
Inter-segment sales	7.1	24.8	8.8	5.9	2.7	3.8	3.0	(56.1)	–
Total	240.7	556.6	162.7	199.2	58.7	131.1	60.4	(56.1)	1,353.3
Result									
Segment results	38.5	76.3	29.2	68.8	11.5	30.1	11.6	–	266.0
Interest income									7.7
Dividend income									0.9
Net unrealized losses on financial assets held for trading									(33.4)
Fair value losses on investment properties									(0.9)
Fair value losses on derivative financial instruments – interest-rate swap contracts									(61.1)
Fair value gains on loans from non-controlling shareholders									1.3
Penalty on relinquishment of rights to acquire land use rights of project sites									(0.6)
Unallocated corporate expenses									(16.7)
Operating profit									163.2
Finance gain									12.8
Share of profit of associates	(0.9)	63.9	0.2	10.4	–	2.4	0.9	–	76.9
Profit before income tax									252.9

For the year ended 31 December 2008

5. Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For year ended 31 December 2008 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(14.4)	(86.7)	(22.1)	(13.8)	(13.5)	(12.5)	(3.8)	–	(166.8)
Amortization of leasehold land and land use rights	(1.9)	(8.5)	–	(0.3)	–	(0.3)	(0.2)	–	(11.2)
Capital expenditures, excluding intangible assets	8.3	432.2	81.3	8.4	10.8	29.7	234.0	–	804.7

Inter-segment sales or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment balance sheet

As at 31 December 2008 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	267.1	2,618.1	536.7	795.6	213.9	402.2	672.4	(13.8)	5,492.2
Interest in associates	24.3	1,043.1	28.2	92.4	–	29.6	52.8	–	1,270.4
Unallocated assets									64.6
Intangible assets									95.5
Total assets									6,922.7
Segment liabilities	(80.0)	(189.6)	(32.5)	(27.9)	(16.1)	(23.7)	(44.9)	13.8	(400.9)
Unallocated liabilities									(2,270.4)
Total liabilities									(2,671.3)

5. Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement

For year ended 31 December 2007 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	230.8	436.9	149.4	170.6	60.3	121.8	49.4	–	1,219.2
Inter-segment sales	7.1	19.3	8.8	4.9	2.8	3.7	1.7	(48.3)	–
Total	237.9	456.2	158.2	175.5	63.1	125.5	51.1	(48.3)	1,219.2
Result									
Segment results	32.7	86.3	30.0	55.8	21.6	36.9	17.3	–	280.6
Interest income									10.3
Dividend income									0.9
Net unrealized gains on financial assets held for trading									21.1
Fair value gains on investment properties									59.1
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Fair value gains on loans from non-controlling shareholders									10.7
Unallocated corporate expenses									(16.0)
Tax refund on reinvestment of dividend from a subsidiary and an associate									3.2
Gain on disposal of partial interests in subsidiaries									9.1
Waiver of debt by a non-controlling shareholder									4.7
Operating profit									373.3
Finance costs									(19.1)
Share of profit of associates	(0.2)	85.7	–	11.9	–	2.3	(0.8)	–	98.9
Profit before income tax									453.1

5. Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For year ended 31 December 2007 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(14.5)	(61.5)	(21.9)	(12.9)	(9.0)	(11.4)	(3.7)	–	(134.9)
Amortization of leasehold land and land use rights	(1.9)	(5.6)	–	(0.2)	–	(0.3)	(0.3)	–	(8.3)
Capital expenditures, excluding intangible assets	8.0	414.6	47.5	13.3	43.2	22.0	105.2	–	653.8

Inter-segment sales or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

Segment balance sheet

As at 31 December 2007 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
Interest in associates	39.3	918.8	–	86.9	–	28.7	45.3	–	1,119.0
Unallocated assets									125.9
Intangible assets									87.2
Total assets									6,101.0
Segment liabilities	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
Unallocated liabilities									(1,537.9)
Total liabilities									(1,915.7)

5. Sales and segment information (continued)

Secondary reporting format – business segments

For the year ended/as at 31 December 2008 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	674.2			
– Food and beverage sales	519.4			
– Renderings of ancillary services	87.1			
	1,280.7	217.2	4,870.8	797.1
Hotel management	92.4	29.5	51.8	2.6
Property rentals	36.3	19.3	583.4	5.0
Elimination	(56.1)	–	(13.8)	–
	1,353.3	266.0	5,492.2	804.7
Interest in associates			1,270.4	
Unallocated assets			64.6	
Intangible assets			95.5	
Total			6,922.7	

For the year ended/as at 31 December 2007 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	622.6			
– Food and beverage sales	457.3			
– Renderings of ancillary services	79.2			
	1,159.1	252.7	4,151.5	605.4
Hotel management	80.7	11.3	65.8	2.5
Property rentals	27.7	16.6	564.8	45.9
Elimination	(48.3)	–	(13.2)	–
	1,219.2	280.6	4,768.9	653.8
Interest in associates			1,119.0	
Unallocated assets			125.9	
Intangible assets			87.2	
Total			6,101.0	

6. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Group

	Loans and receivables US$'000	Assets at fair value through income statement US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per consolidated balance sheet				
31 December 2008				
Available-for-sale financial assets *(Note 13)*	–	–	4,158	4,158
Other receivables *(Note 14)*	3,683	–	–	3,683
Accounts receivable *(Note 15)*	116,566	–	–	116,566
Due from associates *(Note 12)*	82,267	–	–	82,267
Financial assets held for trading *(Note 16)*	–	13,326	–	13,326
Cash and bank balances *(Note 17)*	463,027	–	–	463,027
Total	665,543	13,326	4,158	683,027
31 December 2007				
Available-for-sale financial assets *(Note 13)*	–	–	4,191	4,191
Other receivables *(Note 14)*	5,091	–	–	5,091
Accounts receivable *(Note 15)*	111,404	–	–	111,404
Due from associates *(Note 12)*	84,783	–	–	84,783
Financial assets held for trading *(Note 16)*	–	71,710	–	71,710
Cash and bank balances *(Note 17)*	386,684	–	–	386,684
Total	587,962	71,710	4,191	663,863

	Liabilities at fair value through income statement US$'000	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per consolidated balance sheet				
31 December 2008				
Bank loans and overdrafts *(Note 20)*	–	–	1,928,286	1,928,286
Derivative financial instruments *(Note 21)*	–	65,916	–	65,916
Due to non-controlling shareholders *(Note 22)*	33,367	–	–	33,367
Accounts payable and accruals *(Note 24)*	–	–	404,380	404,380
Total	33,367	65,916	2,332,666	2,431,949
31 December 2007				
Bank loans and overdrafts *(Note 20)*	–	–	1,245,867	1,245,867
Derivative financial instruments *(Note 21)*	–	20,708	–	20,708
Due to non-controlling shareholders *(Note 22)*	30,958	–	–	30,958
Accounts payable and accruals *(Note 24)*	–	–	377,405	377,405
Total	30,958	20,708	1,623,272	1,674,938

6. Financial instruments by category (continued)

Company

	Loans and receivables US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per balance sheet			
31 December 2008			
Amount due from subsidiaries *(Note 11)*	122,542	–	122,542
Club debentures	–	840	840
Dividend receivable	276,329	–	276,329
Cash and bank balances *(Note 17)*	12,662	–	12,662
Total	**411,533**	**840**	**412,373**
31 December 2007			
Amount due from subsidiaries *(Note 11)*	367,174	–	367,174
Club debentures	–	840	840
Dividend receivable	227,650	–	227,650
Cash and bank balances *(Note 17)*	16,468	–	16,468
Total	611,292	840	612,132

	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per balance sheet			
31 December 2008			
Derivative financial instruments *(Note 21)*	65,916	–	65,916
Amounts due to subsidiaries	–	23,870	23,870
Total	**65,916**	**23,870**	**89,786**
31 December 2007			
Derivative financial instruments *(Note 21)*	20,708	–	20,708
Amounts due to subsidiaries	–	28,241	28,241
Total	20,708	28,241	48,949

7. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2007					
Cost	2,628,248	153,757	489,222	505,178	3,776,405
Accumulated depreciation	(712,049)	(102,790)	(301,705)	–	(1,116,544)
Net book amount	1,916,199	50,967	187,517	505,178	2,659,861
Year ended 31 December 2007					
Opening net book amount	1,916,199	50,967	187,517	505,178	2,659,861
Exchange differences	120,170	2,737	9,315	35,930	168,152
Additions	29,620	8,319	40,859	496,332	575,130
Disposals	(3,253)	(185)	(1,171)	(201)	(4,810)
Disposal through selling of partial interest in a subsidiary	–	–	(55)	(60)	(115)
Transfer	364,221	53,655	62,642	(480,518)	–
Transfer to investment properties *(Note 8)*	–	–	–	(2,250)	(2,250)
Depreciation	(68,350)	(15,916)	(50,771)	–	(135,037)
Closing net book amount	2,358,607	99,577	248,336	554,411	3,260,931
At 31 December 2007					
Cost	3,171,927	220,593	612,043	554,411	4,558,974
Accumulated depreciation	(813,320)	(121,016)	(363,707)	–	(1,298,043)
Net book amount	2,358,607	99,577	248,336	554,411	3,260,931

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
Year ended 31 December 2008					
Opening net book amount	2,358,607	99,577	248,336	554,411	3,260,931
Exchange differences	(2,628)	3,669	4,002	5,299	10,342
Additions	58,419	8,870	53,880	546,748	667,917
Acquisition of a subsidiary	22,114	–	–	8,698	30,812
Disposals	(10,686)	(423)	(1,977)	(294)	(13,380)
Transfer	229,048	42,529	25,775	(297,352)	–
Depreciation	(77,329)	(22,318)	(67,651)	–	(167,298)
Closing net book amount	2,577,545	131,904	262,365	817,510	3,789,324
At 31 December 2008					
Cost	3,461,116	262,894	678,415	817,510	5,219,935
Accumulated depreciation	(883,571)	(130,990)	(416,050)	–	(1,430,611)
Net book amount	2,577,545	131,904	262,365	817,510	3,789,324

(a) All depreciation expenses (net of amount capitalized of US$471,000 in 2008 (2007: US$185,000)) have been included as part of the other operating expenses.

(b) For year 2008 and 2007, there is no bank borrowings secured on fixed asset.

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarized in Note 40(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

7. Property, plant and equipment (continued)

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fixtures & equipment US$'000	Motor vehicles US$'000	Total US$'000
At 1 January 2007			
Cost	843	221	1,064
Accumulated depreciation	(817)	(221)	(1,038)
Net book amount	26	–	26
Year ended 31 December 2007			
Opening net book amount	26	–	26
Additions	31	–	31
Depreciation	(21)	–	(21)
Closing net book amount	36	–	36
At 31 December 2007			
Cost	874	221	1,095
Accumulated depreciation	(838)	(221)	(1,059)
Net book amount	36	–	36
Year ended 31 December 2008			
Opening net book amount	**36**	–	**36**
Additions	**120**	–	**120**
Depreciation	**(41)**	–	**(41)**
Closing net book amount	**115**	–	**115**
At 31 December 2008			
Cost	**994**	**221**	**1,215**
Accumulated depreciation	**(879)**	**(221)**	**(1,100)**
Net book amount	**115**	–	**115**

8. Investment properties

	2008 US$'000	2007 US$'000
At 1 January	**523,633**	385,125
Exchange differences	**(3,044)**	27,039
Additions	**4,981**	45,865
Derecognition cost for replaced part	**(309)**	(254)
Transfer from property, plant and equipment *(Note 7)*	–	2,250
Transfer from leasehold land and land use rights *(Note 9)*	–	4,469
Fair value (losses)/gains (included in other (losses)/gains – net) *(Note 26)*	**(952)**	59,139
At 31 December	**524,309**	523,633

(a) The investment properties were revalued at 31 December 2008 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2008 US$'000	2007 US$'000
Outside Hong Kong, held on:		
Freehold	**386,782**	400,430
Leases of between 10 to 50 years	**137,527**	123,203
	524,309	523,633

(c) Details of investment properties of the Company's subsidiaries are summarized in Note 41(a).

9. Leasehold land and land use rights

	2008 US$'000	2007 US$'000
At 1 January		
Cost	513,142	467,277
Accumulated amortization	(96,393)	(86,135)
Net book amount	416,749	381,142
Opening net book amount	416,749	381,142
Exchange differences	14,313	15,600
Additions	100,947	28,960
Acquisition of a subsidiary	–	3,842
Transfer to investment properties *(Note 8)*	–	(4,469)
Amortization of prepaid operating lease payment	(11,215)	(8,326)
Closing net book value	520,794	416,749
At 31 December		
Cost	630,475	513,142
Accumulated amortization	(109,681)	(96,393)
Net book amount	520,794	416,749

All amortization expenses in 2008 and 2007 have been included as part of the other operating expenses.

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analyzed as follows:

	2008 US$'000	2007 US$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	81,388	83,327
Outside Hong Kong, held on:		
Leases of over 50 years	85,452	97,520
Leases of between 10 to 50 years	353,954	235,902
	520,794	416,749

10. Intangible assets

	Goodwill US$'000	Trademark & licences US$'000	Website development US$'000	Total US$'000
At 1 January 2007				
Cost	75,791	10,958	1,625	88,374
Accumulated amortization	–	(665)	–	(665)
Net book amount	75,791	10,293	1,625	87,709
Year ended 31 December 2007				
Opening net book amount	75,791	10,293	1,625	87,709
Addition	–	–	405	405
Amortization expenses	–	(548)	(394)	(942)
Closing net book amount	75,791	9,745	1,636	87,172
At 31 December 2007				
Cost	75,791	10,958	2,030	88,779
Accumulated amortization	–	(1,213)	(394)	(1,607)
Net book amount	75,791	9,745	1,636	87,172
Year ended 31 December 2008				
Opening net book amount	**75,791**	**9,745**	**1,636**	**87,172**
Addition *(Note 35)*	**9,943**	–	–	**9,943**
Exchange difference	**(438)**	–	–	**(438)**
Amortization expenses	–	**(548)**	**(677)**	**(1,225)**
Closing net book amount	**85,296**	**9,197**	**959**	**95,452**
At 31 December 2008				
Cost	**85,296**	**10,958**	**2,030**	**98,284**
Accumulated amortization	–	**(1,761)**	**(1,071)**	**(2,832)**
Net book amount	**85,296**	**9,197**	**959**	**95,452**

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflow generated from the hotel management group. The future cashflow is based on the recent forecasts taking into account the terms and final maturities of all existing management agreements, the past performance of the hotels and the prevailing market conditions. A growth rate of 5% per annum from 2012 and 5% discount rate have been applied to the cashflow projection. In view of the cashflow projection, provision for impairment losses is not considered necessary.

11. Investments in and amounts due from subsidiaries

(a) Investment in subsidiaries

	2008 US$'000	2007 US$'000
Company		
Investments, at cost		
Unlisted shares	**1,711,540**	1,701,321
Equity loans	**1,517,090**	1,318,115
	3,228,630	3,019,436

Equity loans are unsecured, interest-free with no fixed repayment terms.

(b) Amounts due from subsidiaries – unsecured

	2008 US$'000	2007 US$'000
Current – interest free and repayable on demand	**122,542**	367,174

(c) Amounts due to subsidiaries as at 31 December 2008 and 2007 are unsecured, interest-free and repayable on demand.

(d) Details of principal subsidiaries are set out in Note 39(a).

12. Interest in associates and due from associates

	2008 US$'000	2007 US$'000
Interest in associates		
At 1 January	**875,333**	708,638
Share of associates' results		
– profit before taxation	**108,281**	108,554
– taxation	**(31,414)**	(9,654)
	76,867	98,900
Exchange difference	**53,904**	52,087
Interest cost capitalized	**–**	5,540
Capital contribution to associates	**43,212**	35,589
Dividend declared by associates	**(33,529)**	(40,528)
Disposal of partial interest in a subsidiary	**–**	15,107
Reclassification from equity loan	**40,264**	–
Investment in associates under equity method	**1,056,051**	875,333
Equity loans *(Note (a))*	**146,290**	182,796
Other long term shareholder loans *(Note (b))*	**68,023**	60,863
	1,270,364	1,118,992
Due from associates *(Note (c))*	**14,244**	23,920

12. Interest in associates and due from associates (continued)

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at:

	2008 US$'000	2007 US$'000
– HIBOR plus 2% per annum (in Hong Kong dollars)	**29,210**	29,210
– SIBOR plus 0.217% per annum (in United States dollars)	**–**	10,303
– SIBOR plus 1% per annum (in United States dollars)	**17,910**	–
– SWAP cost plus 0.5% per annum (in Singapore dollars)	**20,903**	21,350
	68,023	60,863

Other long term shareholder loans are unsecured and not repayable within twelve months including a loan to an associate of US$29,210,000 (2007: US$29,210,000) which will be wholly repayable by 31 December 2015. The fair values of other long term shareholder loans are not materially different from their carrying amounts.

(c) Due from associates are unsecured, interest-free and repayable within one year.

(d) The maximum exposure to credit risk at the reporting date is the fair value of the long term shareholder loans of US$68,023,000 (2007: US$60,863,000) and amount due from associates of US$14,244,000 (2007: US$23,920,000).

(e) The Group's interests in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital US$'000	Country of incorporation	Assets US$'000	Liabilities US$'000	Revenues US$'000	Profit US$'000	% interest held
2008							
China World Trade Center Ltd.	240,000	The People's Republic of China	1,160,225	597,692	124,908	44,317	50
Others	–	–	984,811	276,980	148,982	32,550	–
			2,145,036	874,672	273,890	76,867	
2007							
China World Trade Center Ltd.	240,000	The People's Republic of China	932,291	423,343	114,482	61,468	50
Others	–	–	821,267	211,223	130,259	37,433	–
			1,753,558	634,566	244,741	98,901	

13. Available-for-sale financial assets

	2008 US$'000	2007 US$'000
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**127**	207
– Provision for impairment losses	**–**	(14)
	2,043	2,109
Club debentures, at fair value	**2,115**	2,082
	4,158	4,191

There were no disposals on available-for-sale financial assets in 2008 and 2007.

The maximum exposure to credit risk at the reporting date is the fair value of the club debentures mentioned above.

14.Other receivables

	2008 US$'000	2007 US$'000
Loans to a managed hotel	**3,683**	4,620
Other loan	–	471
	3,683	5,091

Loans to a managed hotel were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,384,000) (2007: A$2,000,000 (equivalent to US$1,799,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

For year 2007, an interest free loan of Euro 416,000 (equivalent to US$613,000) was granted to a former officer by a wholly owned subsidiary according to the terms of the employment contract. The loan is wholly repayable by 2018 according to a fixed repayment schedule. The effective interest rate applied to calculate the fair value upon initial recognition of the loan is 3.87% per annum. This loan is grouped under accounts receivable in current assets in 2008 as the officer has left the Group.

The fair values of these other receivables are not materially different from their carrying values.

The maximum exposure to credit risk at the reporting date is the fair value of other receivables mentioned above.

15.Accounts receivable, prepayments and deposits

	2008 US$'000	2007 US$'000
Trade receivables	**54,771**	73,027
Less: provision for impairment of receivables	**(547)**	(1,321)
Trade receivables – net	**54,224**	71,706
Prepayments and deposits	**74,542**	60,024
Other receivables	**62,342**	39,698
Current portion	**191,108**	171,428

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	2008 US$'000	2007 US$'000
0 – 3 months	**51,803**	69,676
4 – 6 months	**1,696**	1,546
Over 6 months	**725**	484
	54,224	71,706

15. Accounts receivable, prepayments and deposits (continued)

(b) (continued)

Trade receivables that are less than three months past due are not considered impaired. As of 31 December 2008, trade receivables of US$25,346,000 (2007: US$20,849,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2008 US$'000	2007 US$'000
Up to 3 months	22,925	18,822
4 – 6 months	1,696	1,543
Over 6 months	725	484
	25,346	20,849

As of 31 December 2008, trade receivables of US$547,000 (2007: US$1,321,000) were considered impaired. These receivables were all overdue for more than three months.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	2008 US$'000	2007 US$'000
Hong Kong dollars	31,939	21,461
United States dollars	3,077	4,159
Renminbi	21,539	24,300
Singapore dollars	12,993	14,731
Malaysian Ringgit	6,966	6,732
Thai Baht	2,376	4,458
Philippines Pesos	18,025	15,914
Euros	7,592	3,519
Other currencies	12,059	16,130
	116,566	111,404

Movements on the Group's provision for impairment of trade receivables are as follows:

	2008 US$'000	2007 US$'000
At 1 January	1,321	1,696
Exchange differences	17	86
Provision for receivables impairment	413	1,273
Receivables written off during the year as uncollectible	(529)	(421)
Unused amounts reversed	(675)	(1,313)
At 31 December	547	1,321

15. Accounts receivable, prepayments and deposits (continued)

(b) (continued)

The creation and release of provision for impaired receivables have been included in 'administrative expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

16. Financial assets held for trading

	2008 US$'000	2007 US$'000
Equity securities, at market value		
Shares listed in Hong Kong	**11,917**	70,131
Shares listed outside Hong Kong	**1,409**	1,579
	13,326	71,710

On 1 July 2008, the Group adjusted 10,867,055 ordinary shares in the Company with a carrying value of US$25,520,000, previously accounted for as financial assets held for trading, to equity. Such shares were held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL") before the Company acquired a controlling interest in SHPCL in late 1999.

17. Cash and bank balances

	Group		Company	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Cash at bank and in hand	**256,749**	248,751	**1,812**	16,468
Short-term bank deposits	**206,278**	137,933	**10,850**	–
Cash and bank balances	**463,027**	386,684	**12,662**	16,468
Maximum exposure to credit risk for all balances at bank	**458,902**	382,758	**12,660**	16,467

The effective interest rate on short-term bank deposits was 2.3% (2007: 2.9%); these deposits have an average maturity of 4 months (2007: 5 months).

Cash and cash equivalents include the following for the purposes of the consolidated cash flow statement:

	Group	
	2008 US$'000	2007 US$'000
Cash and bank balances (as above)	**463,027**	386,684
Less: Bank overdrafts *(Note 20)*	**(624)**	(34)
Short-term bank deposits more than 3 months maturity	**(56,047)**	(29,245)
Cash and cash equivalents	**406,356**	357,405

18. Share capital

	No. of shares ('000)	Amount: Ordinary shares US$'000	Amount: Share premium US$'000	Amount: Total US$'000
Authorized				
– Ordinary shares of HK$1 each				
At 31 December 2007 and 31 December 2008	**5,000,000**	**646,496**	**–**	**646,496**
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	2,560,753	330,676	894,134	1,224,810
Exercise of share options				
– allotment of shares *(Note (a))*	6,796	877	8,740	9,617
– transfer from option reserve	–	–	2,044	2,044
Issue of shares upon conversion of convertible bonds	26,252	3,387	31,947	35,334
Rights issue	287,687	37,121	625,651	662,772
At 31 December 2007 and 1 January 2008	**2,881,488**	**372,061**	**1,562,516**	**1,934,577**
Exercise of share options				
– allotment of shares *(Note (a))*	**3,875**	**500**	**4,851**	**5,351**
– transfer from option reserve	**–**	**–**	**1,069**	**1,069**
At 31 December 2008	**2,885,363**	**372,561**	**1,568,436**	**1,940,997**

The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration US$'000
In year 2008							
January	**–**	**48,911**	**–**	**–**	**40,000**	**15,000**	**144**
February	**30,000**	**–**	**–**	**50,000**	**165,000**	**10,000**	**342**
March	**57,084**	**96,911**	**–**	**80,000**	**250,000**	**110,000**	**823**
April	**500,560**	**–**	**–**	**–**	**105,000**	**–**	**690**
May	**177,364**	**–**	**–**	**–**	**100,000**	**20,000**	**376**
June	**–**	**48,455**	**–**	**–**	**1,075,000**	**189,500**	**2,021**
July	**–**	**24,000**	**–**	**200,000**	**225,000**	**117,500**	**762**
August	**–**	**–**	**–**	**–**	**30,000**	**32,000**	**105**
September	**–**	**77,528**	**–**	**–**	**–**	**–**	**88**
For the year ended 31 December 2008	**765,008**	**295,805**	**–**	**330,000**	**1,990,000**	**494,000**	**5,351**
In year 2007							
January	327,084	–	67,921	–	150,000	–	645
February	–	–	67,921	50,000	125,000	–	303
March	–	48,000	195,648	60,000	376,000	–	877
April	–	–	–	20,000	152,000	–	245
May	–	77,528	–	40,000	984,000	–	1,596
June	–	–	–	–	375,000	75,000	702
July	29,028	–	–	60,000	1,005,000	292,500	2,139
August	133,000	–	–	–	225,000	50,000	573
September	75,028	–	–	–	159,000	25,000	365
October	136,308	125,983	67,921	–	527,000	115,000	1,366
November	–	224,439	–	–	255,000	30,000	694
December	–	–	–	–	50,000	20,000	112
For the year ended 31 December 2007	700,448	475,950	399,411	230,000	4,383,000	607,500	9,617

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.60 (2007: HK$21.20).

18. Share capital (continued)

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2008		For the year ended 31 December 2007	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	11.92	20,152,723	11.69	27,141,532
Exercised	10.70	(3,874,813)	10.97	(6,796,309)
Lapsed	12.84	(272,500)	13.04	(192,500)
At 31 December	12.20	16,005,410	11.92	20,152,723

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2008	Number of option shares as at 31 December 2007
Executive Option Scheme			
30 April 2008	8.26	–	765,008
14 January 2010	8.82	914,489	1,210,294
14 January 2011	8.18	67,921	67,921
		982,410	2,043,223
New Option Scheme			
2 May 2008	11.60	–	50,000
30 June 2008	14.60	–	37,500
28 May 2012	6.81	980,000	1,310,000
27 April 2015	11.60	8,362,000	10,462,000
15 June 2016	14.60	5,681,000	6,250,000
		15,023,000	18,109,500

There was no option granted during the year ended 31 December 2008.

No options have been exercised subsequent to 31 December 2008 and up to the approval date of the financial statements. Options on 150,000 shares and 60,000 shares with exercise price of HK$11.60 and HK$14.60 per share, respectively have lapsed subsequent to 31 December 2008 and up to the approval date of the financial statements.

19. Other reserves

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000 *(Note (a))*	Contributed surplus US$'000 *(Note (b))*	Total US$'000
Group								
Balance at 1 January 2007	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
Currency translation differences	–	–	–	226,371	–	–	–	226,371
Transfer to income statement on disposal of partial interests in subsidiaries	–	–	–	(3,088)	–	–	–	(3,088)
Issue of shares upon conversion of convertible bonds	–	(2,623)	–	–	–	–	–	(2,623)
Granting of share options	2,484	–	–	–	–	–	–	2,484
Exercise of share options – transfer to share premium	(2,044)	–	–	–	–	–	–	(2,044)
Balance at 31 December 2007 and 1 January 2008	**7,460**	–	**10,666**	**298,549**	**601,490**	**1,368**	**389,741**	**1,309,274**
Currency translation differences	–	–	–	**26,262**	–	–	–	**26,262**
Exercise of share options – transfer to share premium	**(1,069)**	–	–	–	–	–	–	**(1,069)**
Granting of share options	**454**	–	–	–	–	–	–	**454**
Balance at 31 December 2008	**6,845**	–	**10,666**	**324,811**	**601,490**	**1,368**	**389,741**	**1,334,921**
Company								
Balance at 1 January 2007	7,020	–	10,666	–	–	–	1,524,231	1,541,917
Granting of share options	2,484	–	–	–	–	–	–	2,484
Exercise of share options – transfer to share premium	(2,044)	–	–	–	–	–	–	(2,044)
Balance at 31 December 2007 and 1 January 2008	**7,460**	–	**10,666**	–	–	–	**1,524,231**	**1,542,357**
Exercise of share options – transfer to share premium	**(1,069)**	–	–	–	–	–	–	**(1,069)**
Granting of share options	**454**	–	–	–	–	–	–	**454**
Balance at 31 December 2008	**6,845**	–	**10,666**	–	–	–	**1,524,231**	**1,541,742**

19. Other reserves (continued)

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the share of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

(c) As at 31 December 2008, the Group's distributable reserves comprised:

	2008 US$'000	2007 US$'000
The Company		
Distributable retained earnings	**66,569**	100,427
Contributed surplus	**1,524,231**	1,524,231
	1,590,800	1,624,658
Subsidiaries *(Notes (i) and (ii))*		
Distributable retained earnings	**863,586**	899,692
Associates *(Notes (i) and (ii))*		
Distributable retained earnings	**147,905**	207,267

Notes:

(i) The distributable retained earnings of subsidiaries and associates are the corresponding share of retained earnings which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the retained earnings included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

20. Bank loans and overdrafts

	Group	
	2008 US$'000	2007 US$'000
Overdrafts – unsecured *(Note 17)*	**624**	34
Bank loans – secured *(Note 36)*	**51,702**	52,774
Bank loans – unsecured	**1,875,960**	1,193,059
	1,928,286	1,245,867

The maturity of bank loans and overdrafts is as follows:

	2008 US$'000	2007 US$'000
Within 1 year	**39,013**	91,928
Between 1 and 2 years	**617,536**	18,118
Between 2 and 5 years	**1,210,714**	1,119,822
Wholly repayable within 5 years	**1,867,263**	1,229,868
Over 5 years	**61,023**	15,999
	1,928,286	1,245,867

20. Bank loans and overdrafts (continued)

The effective interest rates at the balance sheet date were as follows:

	31 December 2008								31 December 2007						
	HK$	RMB	MYR	US$	JPY	Pesos	Euros	Baht	HK$	RMB	MYR	US$	S$	JPY	Pesos
Bank overdrafts	5.0%	–	–	–	–	–	–	8.20%	6.75%	–	–	–	–	–	–
Bank borrowings	0.92%	6.27%	4.05%	2.51%	1.20%	6.94%	3.55%	–	3.69%	6.35%	4.19%	5.52%	2.36%	1.2%	4.93%

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	2008 US$'000	2007 US$'000
Hong Kong dollars	**988,607**	739,724
Renminbi	**165,618**	48,209
Malaysian Ringgit	**44,808**	44,069
Singapore dollars	**–**	2,761
United States dollars	**512,460**	391,460
Japanese Yen	**44,321**	446
Philippines Pesos	**59,321**	19,198
Euros	**112,739**	–
Thai Baht	**412**	–
	1,928,286	1,245,867

The Group has the following undrawn borrowing facilities:

	2008 US$'000	2007 US$'000
Floating rate		
– expiring within one year	**175,747**	170,020
– expiring beyond one year	**820,393**	1,147,772
Fixed rate		
– expiring beyond one year	**–**	45,600
	996,140	1,363,392

As at 31 December 2008, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2007: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$7,064,000 (31 December 2007: US$7,337,000).

21. Derivative financial instruments

	Group and Company	
	2008 US$'000	2007 US$'000
Non-Current Liabilities		
Interest-rate swaps contracts		
– non hedging	**65,916**	20,708

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2008 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2007: HK$4,760,000,000 and US$100,000,000 respectively).

At 31 December 2008, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2007: 4.28% to 4.70% per annum).

22. Non-controlling interests and balances with non-controlling shareholders

	2008 US$'000	2007 US$'000
Non-controlling interests		
Share of equity	255,348	260,298
Equity loans (a)	42,709	43,160
	298,057	303,458

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2008 US$'000	2007 US$'000
– LIBOR per annum	10,799	11,269
– LIBOR plus 1% per annum	6,155	5,824
– Interest free	25,755	26,067
	42,709	43,160

(b) Due to non-controlling shareholders (non-current portion) are unsecured and with the following terms:

	2008 US$'000	2007 US$'000
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	772	693
– Interest free and not payable within 12 months	26,240	19,910
	27,012	20,603

The effective interest rate of the interest free portion of the amounts due to non-controlling shareholders at the balance sheet date is 4.1% (2007: 4.4%) per annum.

(c) Due to non-controlling shareholders (current portion) are unsecured and with the following terms:

	2008 US$'000	2007 US$'000
– Interest free with no fixed repayment terms	6,355	10,355

The fair value of the amounts due to non-controlling shareholders (both current and non-current portion under Notes (b) and (c) above) are not materially different from their carrying values.

23. Deferred income tax

Deferred income tax assets and liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 16.5% (2007: 17.5%) for subsidiaries operating in Hong Kong. Deferred income tax assets and liabilities of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	Group 2008 US$'000	2007 US$'000
At 1 January	**210,994**	211,386
Exchange differences	**(272)**	4,182
Disposal of partial interest in a subsidiary	–	(6,168)
Acquisition of a subsidiary	**9,278**	–
Deferred taxation (credit)/charged to income statement *(Note 31)*	**(1,073)**	1,594
At 31 December	**218,927**	210,994

Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. As at 31 December 2008, the Group has the following unrecognized tax losses to carry forward against future taxable income.

	Group 2008 US$'000	2007 US$'000
With no expiry date	**12,644**	3,553
Lapsed within the next five years	**31,189**	27,089
	43,833	30,642

For the year ended 31 December 2008

23.Deferred income tax (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities	Accelerated tax depreciation		Properties valuation surplus/(deficit)		Dividend withholding tax		Total	
	2008	2007	2008	2007	2008	2007	2008	2007
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January	188,636	187,918	4,355	7,494	25,919	19,600	218,910	215,012
Charged/(credited) to income statement	(8,523)	(3,683)	277	2,509	5,581	5,981	(2,665)	4,807
Acquisition/(disposal) of subsidiaries	9,278	–	–	(6,168)	–	–	9,278	(6,168)
Exchange differences	(4,168)	4,401	4,103	520	(378)	338	(443)	5,259
At 31 December	185,223	188,636	8,735	4,355	31,122	25,919	225,080	218,910

Deferred income tax assets	Provision of assets		Tax losses		Others		Total	
	2008	2007	2008	2007	2008	2007	2008	2007
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January	(1,166)	(599)	(1,062)	(128)	(5,688)	(2,899)	(7,916)	(3,626)
Charged/(credited) to income statement	(762)	92	384	(866)	1,970	(2,439)	1,592	(3,213)
Exchange differences	(91)	(659)	65	(68)	197	(350)	171	(1,077)
At 31 December	(2,019)	(1,166)	(613)	(1,062)	(3,521)	(5,688)	(6,153)	(7,916)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

23. Deferred income tax (continued)

The following amounts which are expected only to be substantially recovered/settled after more than twelve months from the balance sheet date, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	2008 US$'000	2007 US$'000
Deferred income tax assets	(1,117)	(2,294)
Deferred income tax liabilities	220,044	213,288
	218,927	210,994

24. Accounts payable and accruals

	2008 US$'000	2007 US$'000
Trade payables	54,219	64,374
Construction cost payable and accrued expenses	350,161	313,031
	404,380	377,405

At 31 December 2008, the ageing analysis of the trade payables is as follows:

	2008 US$'000	2007 US$'000
0 – 3 months	49,480	60,687
4 – 6 months	2,092	1,526
Over 6 months	2,647	2,161
	54,219	64,374

25. Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	2008 US$'000	2007 US$'000
Depreciation of property, plant and equipment (net of amount capitalized of US$471,000 (2007: US$185,000)) *(Note 7)*	166,827	134,852
Amortization of leasehold land and land use rights *(Note 9)*	11,215	8,326
Amortization of trademark and website development *(Note 10)*	1,225	942
Employee benefit expenses *(Note 27)*	358,033	320,379
Cost of inventories sold or consumed in operation	171,597	146,299
Loss on disposal of property, plant and equipment and partial replacement of investment properties	2,453	2,407
Discarding of property, plant and equipment due to renovation of hotels	9,950	630
Operating lease expenses	19,005	16,644
Pre-opening expenses	35,605	22,101
Expenses on share options granted	454	2,484
Auditors' remuneration	1,068	941

26. Other (losses)/gains – net

	2008 US$'000	2007 US$'000
Fair value (losses)/gains on investment properties *(Note 8)*	**(952)**	59,139
Reversal of impairment/ (impairment losses) on available-for-sale financial assets	**14**	(14)
Net unrealized (losses)/gains on financial assets held for trading	**(33,403)**	21,085
Fair value losses on derivative financial instruments – interest-rate swap contracts	**(61,095)**	(10,424)
Gains on disposal of partial interests in subsidiaries	**–**	9,101
Interest income	**7,705**	10,339
Dividend income	**922**	908
Tax refund on reinvestment of dividend from a subsidiary and an associate	**–**	3,206
Waiver of debt by a non-controlling shareholder	**–**	4,674
Fair value gains on loans from non-controlling shareholders	**1,309**	10,715
Penalty on relinquishment of rights to acquire land use rights of project sites	**(614)**	–
Others	**3,199**	4,997
	(82,915)	113,726

27. Employee benefit expenses

(excluding directors' emoluments)

	2008 US$'000	2007 US$'000
Wages and salaries (including unutilized annual leave)	**266,653**	248,953
Pension costs	**20,832**	17,687
Other welfare	**70,548**	53,739
	358,033	320,379

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent to US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilized by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilized by employers during the year and available for the future reduction of employers' contributions as at 31 December 2008 were not material.

27. Employee benefit expenses (continued)

Pension Scheme Arrangement (continued)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 12% to 22.5%, of the employee's salaries and bonuses, as applicable, and were charged to the income statement account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the Singapore government at S$653 (equivalent to US$441) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 12%, respectively of their gross salaries and bonus, if applicable, to such fund.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 31 December 2008 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 6% per annum and salary will increase by 5% per annum. Based on this report, Makati Shangri-La Hotel & Resort, Inc., Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. have unrecognized actuarial gains of Peso 62,800,000 (equivalent to US$1,309,000), Peso 56,787,000 (equivalent to US$1,184,000) and Peso 33,600,000 (equivalent to US$701,000) respectively.

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$21,298,000 (2007: US$17,802,000).

For the year ended 31 December 2008

28.Directors' and senior management's emoluments

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2008 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[6] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Ean[1]	–	406	1,290	–	14	9	–	1,719
Mr KUOK Khoon Loong, Edward	–	418	1,290	–	250	16	–	1,974
Mr LUI Man Shing	5	527	774	–	15	14	–	1,335
Mr Giovanni ANGELINI	109	446	774	–	96	72	–	1,497
Mr Madhu Rama Chandra RAO[2]	–	18	30	–	6	2	–	56
Mr NG Si Fong, Alan[3]	–	90	68	–	54	6	–	218
Madam KUOK Oon Kwong	33	209	355	–	–	2	–	599
Mr HO Kian Guan	67	–	–	–	–	–	–	67
Mr LEE Yong Sun[3]	10	–	–	–	–	–	–	10
Mr Roberto V. ONGPIN	26	–	–	–	–	–	–	26
Mr Alexander Reid HAMILTON	45	–	–	–	–	–	–	45
Mr WONG Kai Man, BBS, JP	45	–	–	–	–	–	–	45
Mr Timothy David DATTELS	26	–	–	–	–	–	–	26
Mr Michael Wing-Nin CHIU	26	–	–	–	–	–	–	26
Mr HO Kian Hock[4]	–	–	–	–	–	–	–	–

28. Directors' and senior management's emoluments (continued)

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2007 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[6] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	201	164	3,226	–	239	8	–	3,838
Mr LUI Man Shing	5	–	2,581	–	–	–	–	2,586
Mr Giovanni ANGELINI	146	427	3,226	–	104	89	–	3,992
Mr NG Si Fong, Alan[3]	–	217	250	–	126	8	–	601
Madam KUOK Oon Kwong	25	177	291	–	–	10	–	503
Mr HO Kian Guan	59	–	–	–	–	–	–	59
Mr LEE Yong Sun[3]	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr WONG Kai Man, BBS, JP	39	–	–	–	–	–	–	39
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr Michael Wing-Nin CHIU	11	–	–	–	–	–	–	11
Mr HO Kian Hock[4]	–	–	–	–	–	–	–	–
Mr YE Longfei[5]	–	110	–	–	5	–	–	115

Notes:

(1) Mr KUOK Khoon Ean was appointed as Director on 1 April 2008.

(2) Mr Madhu Rama Chandra RAO was appointed as Director on 18 December 2008.

(3) Mr NG Si Fong, Alan and Mr LEE Yong Sun retired on 23 May 2008.

(4) Mr HO Kian Hock is Alternate Director to Mr HO Kian Guan.

(5) Mr YE Longfei resigned as Director on 27 March 2007.

(6) Other benefits include housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company *(Note 18)*, the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to the Directors in 2005 and 2006 were included in the total expenses on share options granted *(Note 25)*.

For the year ended 31 December 2008

28.Directors' and senior management's emoluments (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2008 are as follows:

Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong, Edward	16 June 2006	II	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	16 June 2006	II	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	(500,000)	–	–	11.60	10.75	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	(500,000)	–	–	11.60	10.75	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	11.75	–	–	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	–	50,000	–	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	–	50,000	–	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	(60,000)	–	–	–	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	(60,000)	–	–	–	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	(150,000)	–	–	–	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	(150,000)	–	–	–	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	50,000	–	–	(50,000)	–	–	–	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	50,000	–	–	(50,000)	–	–	–	14.60	–	16 June 2008 – 15 June 2016

28. Directors' and senior management's emoluments (continued)

Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2008	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2008	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	–	–	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	16 June 2006	II	14.00	30,000	–	–	–	(30,000)	–	–	14.60	5.00	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	16 June 2006	II	14.00	30,000	–	–	(30,000)	–	–	–	14.60	–	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

28. Directors' and senior management's emoluments (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2007 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr YE Longfei	15 January 2001	II	7.80	79,212	–	–	(79,212)	–	8.18	10.22	15 January 2003 – 14 January 2011

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon	28 April 2005	I	11.75	20,000	–	–	(20,000)	–	11.60	8.80	28 April 2006 – 27 April 2015
Loong, Edward	28 April 2005	II	11.75	250,000	–	–	(250,000)	–	11.60	8.80	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	(100,000)	–	14.60	5.80	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	28 April 2005	II	11.75	150,000	–	–	(150,000)	–	11.60	8.30	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	(60,000)	–	14.60	5.30	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016

28. Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	50,000	–	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	50,000	–	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	11.75	75,000	–	–	(75,000)	–	11.60	8.18	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	(75,000)	–	11.60	8.18	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	(30,000)	–	14.60	6.35	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

For the year ended 31 December 2008

28. Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr LEE Yong Sun	28 April 2005	II	11.75	75,000	–	–	–	(75,000)	–	11.60	5.92	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	(30,000)	–	14.60	2.92	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	28 April 2005	I	11.75	75,000	–	–	–	(75,000)	–	11.60	7.68	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	(75,000)	–	11.60	7.68	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr YE Longfei	28 April 2005	I	11.75	250,000	–	–	–	(250,000)	–	11.60	6.80	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	(250,000)	–	–	–	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	(100,000)	–	–	–	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	(100,000)	–	–	–	14.60	–	16 June 2008 – 15 June 2016

28. Directors' and senior management's emoluments (continued)

Five highest paid individuals

The five highest paid individuals in the Group for the year are all directors of the Company (2007: three) taking into account the emolument of US$1,355,000 paid to one of the directors before his appointment of directorship during the year. The emoluments payable to the remaining two individuals in 2007 are as follows:

	2007 US$'000
Basic salaries, housing allowances, other allowances and benefits in kind	1,544
Employer's contribution to pension schemes	466
Discretionary bonuses	793
Inducement fee to join the Group	369
Compensation for loss of office	–
	3,172

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company *(Note 18)*, the Company granted to four directors (2007: three directors and an individual) options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to these persons were included in the total expense on share options granted in both 2007 and 2008 *(Note 25)*.

The emoluments fell within the following bands:

	Number of individuals 2007
Emolument bands	
HK$14,000,001 – HK$14,500,000	1
HK$10,000,001 – HK$10,500,000	1

29. Finance gain/(costs)

	2008 US$'000	2007 US$'000
Interest expense:		
– bank loans and overdrafts	(52,142)	(77,440)
– other loans interest	(1,831)	(1,456)
– convertible bonds wholly repayable within five years	–	(401)
	(53,973)	(79,297)
Less: amount capitalized	16,198	27,360
	(37,775)	(51,937)
Net foreign exchange transaction gains	50,626	32,809
	12,851	(19,128)

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 3.4% per annum (2007: 5.4%).

30. Share of profit of associates

Share of profit of associates in 2008 included US$10,016,000 (2007: US$17,543,000) share of the fair value gains of investment properties after provision for deferred tax liabilities in the income statement; and the share of losses of US$8,873,000 (2007: Nil) on write off of the net book value of a building upon demolition for the development of an extension project of an associate and the relevant taxes arising from a building swap transaction within group companies of the associate.

Share of associates' taxation for 2007 included a reversal of provision for deferred tax liabilities of US$30,268,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

31. Income tax expense

	2008 US$'000	2007 US$'000
Current income tax		
– Hong Kong profits tax	**13,955**	13,583
– Overseas taxation	**56,534**	63,715
Deferred income tax *(Note 23)*	**(1,073)**	1,594
	69,416	78,892

Share of associates' taxation for the year ended 31 December 2008 of US$31,414,000 (2007: US$9,654,000) is included in the income statement as share of profits of associates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2008 US$'000	2007 US$'000
Profit before income tax	**252,883**	453,117
Calculated at a taxation rate of 16.5% (2007: 17.5%)	**41,726**	79,295
Effect of different taxation rates of subsidiaries operating in other countries	**9,240**	19,354
Income not subject to taxation	**(16,950)**	(42,678)
Expenses not deductible for taxation purposes	**39,236**	27,909
Tax effect on unrecognized tax losses	**537**	2,733
Utilization of previously unrecognized tax losses	**(2,570)**	(5)
Effect on opening net deferred taxation resulting from a decrease in tax rate	**(300)**	(6,594)
(Over)/under provision in prior year	**(2,185)**	1,481
Withholding tax	**2,996**	3,004
Recognition of deferred tax assets by subsidiaries	**(147)**	(1,964)
Tax incentive	**(1,807)**	(2,884)
Others	**(360)**	(759)
Taxation charge	**69,416**	78,892

(a) Hong Kong profits tax is provided at a rate of 16.5% (2007: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

31. Income tax expense (continued)

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

32. Profit attributable to equity holders and retained earnings of the Company

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$62,909,000 (2007: US$107,782,000).

Movement of retained earnings of the Company

	2008 US$'000	2007 US$'000
Balance at 1 January	**100,427**	81,684
Profit for the year	**62,909**	107,782
2007/2006 final dividend paid	**(44,644)**	(33,347)
2008/2007 interim dividend paid *(Note 34)*	**(52,123)**	(55,692)
Balance at 31 December	**66,569**	100,427
Representing		
2008/2007 final dividend proposed *(Note 34)*	**37,230**	44,631
Retained earnings	**29,339**	55,796
Balance at 31 December	**66,569**	100,427

33. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008	2007
Profit attributable to equity holders of the Company (US$'000)	**165,940**	340,863
Weighted average number of ordinary shares in issue (thousands)	**2,878,485**	2,671,209
Basic earnings per share (US cents per share)	**5.76**	12.76

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

33. Earnings per share (continued)

Diluted (continued)

	2008	2007
Profit attributable to equity holders of the Company (US$'000)	**165,940**	340,863
Weighted average number of ordinary shares in issue (thousands)	**2,878,485**	2,671,209
Adjustments for – share options (thousands)	**5,026**	10,360
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,883,511**	2,681,569
Diluted earnings per share (US cents per share)	**5.75**	12.71

34. Dividends

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Interim dividend paid of HK14 cents (2007: HK15 cents) per ordinary share	**52,123**	55,692	**52,123**	55,692
Proposed final dividend of HK10 cents (2007: HK12 cents) per ordinary share	**37,090**	44,631	**37,230**	44,631
	89,213	100,323	**89,353**	100,323

At a meeting held on 17 March 2009, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2008, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2009.

The proposed final dividend for 2008 on the 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$140,000 is eliminated on consolidation and is excluded from the proposed final dividend attributable to the Company's equity holders recognized in the consolidated financial statements.

35. Notes to the consolidated cash flow statement

(a) Cash generated from operations

	2008 US$'000	2007 US$'000
Profit before income tax	**252,883**	453,117
Share of results of associates	**(76,867)**	(98,900)
Fair value losses/(gains) on investment properties	**952**	(59,139)
Depreciation	**166,827**	134,852
Amortization of leasehold land and land use rights, trademark and website development	**12,440**	9,268
Interest on bank loans and overdrafts and convertible bonds	**37,775**	51,937
Interest income	**(7,705)**	(10,339)
Dividend income	**(922)**	(908)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and impairment loss	**12,403**	3,037
Net unrealized losses/(gains) on financial assets held for trading	**33,403**	(21,085)
(Reversal of impairment)/impairment losses on available-for-sale financial assets	**(14)**	14
Expenses on share options granted	**454**	2,484
Fair value losses on derivative financial instruments – interest-rate swap contracts	**61,095**	10,424
Gains on disposal of partial interests in subsidiaries	**–**	(9,101)
Fair value gains on loans from non-controlling shareholders	**(1,309)**	(10,715)
Net foreign exchange transaction gains	**(50,626)**	(32,809)

	2008 US$'000	2007 US$'000
Operating profit before working capital changes	**440,789**	422,137
Increase in inventories	**(3,590)**	(6,196)
Increase in accounts receivable, prepayments and deposits	**(2,389)**	(42,581)
Increase in amounts due from associates	**(299)**	(1,552)
Increase in accounts payable and accruals	**25,563**	103,347
An interest-free loan granted to an officer by a subsidiary	**–**	(613)
Net cash generated from operations	**460,074**	474,542

35. Notes to the consolidated cash flow statement (continued)

(b) Acquisition of interest/additional interest in subsidiaries

(i) On 30 May 2008, the Group acquired additional 23% of the share capital and shareholder's loan of Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), which owns 90% interest in Shangri-La Hotel, Shenzhen, from a non-controlling shareholder of Shangri-La Shenzhen at a cash consideration of RMB135,115,000 (approximately US$19.6 million). Immediately prior to the acquisition, Shangri-La Shenzhen was a 57% owned subsidiary of the Group. Following completion of the acquisition, Shangri-La Shenzhen has become a 80% owned subsidiary of the Group. Details of net assets and loan acquired are as follows:

	US$'000
Purchase consideration	19,624
Less: effective interest of carrying amount of net assets acquired	(7,109)
principal amount of shareholder's loan in Shangri-La Shenzhen acquired	(1,231)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid which has been recognized directly in equity	11,284

The carrying amount of consolidated assets and liabilities of Shangri-La Shenzhen at the date of acquisition are as follows:

	US$'000
Fixed assets	42,416
Land use rights	2,937
Current assets	5,687
Current liabilities	(10,759)
Loans advanced from shareholders	(5,350)
Non-controlling interests	(4,022)
Net assets	30,909
Share of net assets acquired	7,109

(ii) In July 2008, the Group completed the acquisition of the entire equity interest of a local company in Paris which owns the building adjacent to the site of the Shangri-La Hotel, Paris, at a net consideration of Euro 20.9 million (approximately US$31 million). The building will be refurbished as an extension of the hotel currently under development.

	US$'000
Purchase consideration	30,850
Less: fair value of net assets acquired	(20,907)
Goodwill on acquisition	9,943

35. Notes to the consolidated cash flow statement (continued)

(b) Acquisition of interest/additional interest in subsidiaries (continued)

(ii) (continued)

The fair value of assets and liabilities of the local company at the date of acquisition are as follows:

	US$'000
Fixed assets	30,812
Cash and cash equivalents	581
Other current assets	205
Current liabilities	(1,413)
Deferred tax liabilities	(9,278)
Net assets acquired	20,907

36. Financial guarantees, contingencies and other charges

(a) Financial guarantees

As at 31 December 2008, financial guarantees of the Company and the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilized amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$1,537,809,000 (2007: US$1,025,367,000) for the subsidiaries and US$23,924,000 (2007: US$26,430,000) for associates.

(ii) The Company executed guarantees in favour of banks for securing certain banking facilities granted to four non-wholly owned subsidiaries while the non-controlling shareholders provided proportionate counter guarantee to the Company under the joint venture agreements. The utilized amount of such facilities covered by the Company's guarantee after setting off the amount of counter guarantee from the non-controlling shareholders and which also represented the net financial exposure of the Company at the balance sheet date amounts to US$113,420,000 (2007: US$100,260,000 for two subsidiaries).

(iii) The Company executed guarantees in favour of banks for securing certain banking facilities granted to an associate while the major shareholder of the associate provided a counter indemnity to the Company under the joint venture agreement. The utilized amount of such facilities covered by the Company's guarantees after setting off the amount of counter indemnity from the major shareholder and which also represented the net financial exposure of the Company and the Group at the balance sheet date amounts to US$32,692,000 (2007: US$29,517,000).

(iv) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$42,416,000 (2007: US$46,332,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

36. Financial guarantees, contingencies and other charges (continued)

(b) Contingent liabilities

As at 31 December 2008, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$2,425,000 (equivalent to US$1,678,000) (2007: A$4,537,000 (equivalent to US$4,080,000)).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 31 May 2009 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2007: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$39,845,000 (2007: US$20,000,000 in favour of a local government authority in Mainland China for the acquisition of the land use rights of a site). The Group also executed guarantees for securing standby documentary credit granted by a bank in favour of an associate of up to US$16,500,000 (2007: US$22,000,000) as capital commitment to the development project. These facilities are undrawn as at 31 December 2008.

(c) Other charges

As at 31 December 2008, bank borrowings of a subsidiary of US$51,702,000 (2007: US$52,774,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles, machinery; and furniture, fixture and equipment with net book amount of US$57,751,000 (2007: US$58,613,000).

37. Commitments

(a) The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2008 US$'000	2007 US$'000
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**80,813**	18,624
Authorized but not contracted for	**73,552**	56,424
Development projects		
Contracted but not provided for	**431,397**	590,652
Authorized but not contracted for	**1,573,282**	1,628,916
	2,159,044	2,294,616

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2008 US$'000	2007 US$'000
Not later than one year	**26,348**	11,190
Later than one year and not later than five years	**102,944**	33,589
Later than five years	**531,011**	128,475
	660,303	173,254

(c) At 31 December 2008, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2008 US$'000	2007 US$'000
Not later than one year	**24,938**	19,225
Later than one year and not later than five years	**23,343**	15,269
Later than five years	**–**	617
	48,281	35,111

(d) The Company had entered into HIBOR and LIBOR interest-rate swap contracts for an aggregate principal amount of HK$4,760,000,000 and US$100,000,000 (2007: HK$4,760,000,000 and US$100,000,000) at fixed interest rates between 4.28% to 4.70% per annum (2007: between 4.28% to 4.70% per annum) to reduce its interest rate exposure. These contracts will be maturing between March 2010 through January 2014.

38. Related party transactions

Kerry Group Limited ("KGL"), which owns approximately 48.46% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2008, has significant influence over the Company.

For the year ended 31 December 2008

38. Related party transactions (continued)

The following transactions were carried out with related parties:

	2008 US$'000	2007 US$'000
(a) Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**2,560**	2,330
Payment of project management service and project consultancy service fees	**3,550**	4,177
Reimbursement of office expenses and payment of administration and related expenses	**2,545**	1,662
Payment of office rental, management fees and rates	**1,422**	254
Purchase of edible oil	**–**	359
(b) Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**11,566**	9,920
Receipt for laundry services	**816**	843

	2008 US$'000	2007 US$'000
(c) Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	**83,455**	93,520
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**23,924**	26,430
(d) Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
Balance of loan to associates of the Group	**97,383**	74,748
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**18,491**	19,903

There are no material changes to the terms of the above transactions during the year.

	2008 US$'000	2007 US$'000
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**7,277**	11,520
Post employment benefits	**121**	115

39. Group structure – principal subsidiaries and associates

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	*1*
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	*1*
Shangri-La China Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Investment holding	*1*
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	*1*
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	*1*
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	*1*
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	72	Hotel ownership and operation	*2,5,7*
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	100	Hotel ownership and operation	*6,7*
Shanghai Pudong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	*2,4,7*

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6,7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5,7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5,7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$79,000,000	–	100	Hotel ownership and operation and real estate development and operation	6,7
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6,7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4,7
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6,7
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5,7

39.Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5,7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$180,000,000	–	100	Real estate development	3,6,7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6,7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$23,710,000	–	51	Hotel ownership and operation	5,7
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	US$53,340,000	–	80	Hotel ownership and operation and real estate development and operation	6,7
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$60,340,000	–	80	Hotel ownership and operation	6,7
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$71,000,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$74,000,000	–	95	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$22,499,985	–	75	Hotel ownership and operation	3,6,7

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$36,800,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$27,670,000	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$24,400,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$30,670,000	–	100	Hotel ownership and operation	6,7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$21,492,000	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Zhoushan) Co., Ltd.	The People's Republic of China	RMB25,747,720	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Hefei) Co., Ltd.	The People's Republic of China	US$7,300,000	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Taiyuan) Co., Ltd.	The People's Republic of China	US$3,750,010	–	100	Hotel ownership and operation	3,6,7
Glory Cheer Development (Qinhuangdao) Co., Ltd.	The People's Republic of China	RMB32,569,645	–	100	Hotel ownership and operation	3,6,7
Shangri-La Hotel (Ordos City) Co., Ltd.	The People's Republic of China	US$6,000,000	–	100	Hotel ownership and operation	3,6,7

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Sanya Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB680,927,400	–	100	Hotel ownership and operation	*3,6,7*
Haikou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$3,700,000	–	100	Hotel ownership and operation	*3,6,7*
Shangri-La Hotel (Lhasa) Co., Ltd.	The People's Republic of China	US$11,000,000	–	100	Hotel ownership and operation	*3,6,7*
Shangri-La Ulaanbaatar LLC	Republic of Mongolia	US$5,000,000	–	51	Property Investment	*3*
Shangri-La Ulaanbaatar Hotel LLC	Republic of Mongolia	US$5,680,000	–	75	Hotel ownership and operation	*3*
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	*3*

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Addu Investments Private Limited	Maldives	Rufiyaa 640,000,000	–	70	Hotel ownership and operation	3
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	
Shangri-La Hotels (Paris) SARL	France	EUR 40,010,000	–	100	Hotel ownership and operation	*2,3*
Shangri-La Hotels Japan K.K.	Japan	YEN 305,000,000	–	100	Hotel ownership and operation	*3*
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	*1*

For the year ended 31 December 2008

39. Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2008, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	1
Shangri-La Hotel Management (Shanghai) Co., Ltd.	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6,7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR 18,151	–	100	Licensing use of intellectual property rights	

Notes:

1. Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.
2. Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.
3. Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.
4. Co-operative Joint Venture.
5. Equity Joint Venture.
6. Wholly Foreign Owned Enterprise.
7. The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

39. Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2008, the Group held interests in the following principal associates:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	*2*
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	*1*
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	2
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	2
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	2
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	49	Hotel ownership and operation and property investment	3
Shanghai Pudong Kerry City Properties Co., Ltd.	The People's Republic of China	23.20	Hotel ownership and operation and property investment	3
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	20	Hotel ownership and operation and property investment	3
Kerry Real Estate (Nanchang) Co., Ltd.	The People's Republic of China	20	Hotel ownership and operation and property investment	3

39. Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2008, the Group held interests in the following principal associates: (continued)

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	2
Fine Winner Holdings Limited	Hong Kong	30	Hotel ownership and operation	1
Shine Up Holdings Limited	Samoa	25	Aircraft ownership	
Park Avenue Hotel Investors, LLC	United States of America	25.90	Hotel ownership and operation	2,3
Shang Global City Properties, Inc.	The Philippines	40	Land ownership	3

Notes:

1. Associates audited by PricewaterhouseCoopers, Hong Kong.
2. Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.
3. Associates which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2008 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

40. Hotel properties of subsidiaries and associates

(a) Details of hotel properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen East Side, Railway Station, 1002 Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease

Address	Existing use	Lease term
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease

40. Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Fuzhou No. 9 Xin Quan Nan Road, Fuzhou 350005, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Guangzhou 1 Hui Zhan Dong Road, Hai Zhu District, Guangzhou 510308, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Chengdu 9 Binjiang Dong Road, Chengdu, Sichuan 610021, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Xian 38B Keji Road, Xian 710075, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Baotou 66 Min Zu East Road, Qing Shan District, Baotou 014030 Inner Mongolia The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Huhhot 5 Xi Lin Guo Le South Road, Huhhot 010020, Inner Mongolia, The People's Republic of China	Hotel operation	Medium lease
Futian Shangri-La, Shenzhen 4088 Yi Tian Road Futian District Shenzhen 518048 The People's Republic of China	Hotel operation	Medium lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease

40. Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La's Mactan Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort & Spa, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort & Spa, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Traders Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold

40. Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Chiang Mai 89/8 Chang Klan Road, Muang Chiang Mai 50100 Thailand	Hotel operation	Freehold

(b) Details of hotel properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Shangri-La's Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort & Spa, Kota Kinabalu 20 Jalan Aru, Tanjung Aru, 88100 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1 Jakarta 10220, Indonesia	Hotel operation	Medium lease
Hotel JEN, Hong Kong No. 508 Queen's Road West, Western District, Hong Kong	Hotel operation	Long lease

41. Investment properties of subsidiaries and associates

(a) Details of investment properties of the subsidiaries are as follows:

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
The Office Tower at Shangri-La Centre, Chengdu 9 Binjiang Dong Road Chengdu, Sichuan 610021, The People's Republic of China	Office and commercial rental	Medium lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

(b) Details of investment properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Century Towers, Beijing 18 Guang Qu Men Wai Avenue, Beijing 100022, The People's Republic of China	Residential rental	Long lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease

41. Investment properties of subsidiaries and associates (continued)

(b) Details of investment properties of the operating associates are as follows: (continued)

Address	Existing use	Lease term
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

42. Events after the balance sheet date

(a) In February 2009, a non-wholly owned subsidiary executed a five-year US$50 million project loan agreement with International Finance Corporation. A wholly owned subsidiary also executed a new five-year US$40 million unsecured bank loan agreement in the same month.

(b) On 2 January 2009, the Group entered into connected transactions with Kerry Holdings Limited ("KHL") (a substantial shareholder of the Company) and Shang Properties, Inc. ("SPI") (a connected person of the Company) by entering into the Sale and Purchase Agreement to acquire from KHL and its subsidiaries the entire issued share capital of certain property holding companies and related loans; and proposed to enter into other agreements to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (a wholly owned subsidiary of the Company which owns the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan")) to SPI and its subsidiaries. Upon completion of all the agreements, the Group's equity interest in MSH will be reduced to approximately 93.95% and the Group will be entitled to approximately 93.95% economic interests in certain Philippines property holding companies which own the land sites where the Shangri-La Mactan is built in order to provide an economic hedge in the land leasing expenses to be paid by the Group and to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. Under these transactions, the Group will need to make a total payment of approximately US$29.4 million and MSH will receive approximately US$8.7 million new capital funds. The Group has already paid approximately US$29.4 million to acquire the share capital and loans in the property holding companies subsequent to the year end. The transactions for the proposed dilution of approximately 6.05% equity interest in MSH have not been completed as at the approval date of these financial statements.

(c) On 15 January 2009, the Group and the other joint venture parties (Kerry Properties Limited and Allgreen Properties Limited ("APL") (both being connected persons to the Company); and Kuok Brothers Sdn. Bhd.) entered into a cancellation agreement to relinquish their rights to acquire the land use rights of all the acquired sites in Tangshan City in Mainland China. A consortium was formed by the joint venture parties and jointly won the bids at the open bidding to acquire the land use rights of three sites in 2008. The joint venture parties will need to share a total penalty of Renminbi 21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids at another open bidding to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture for the acquisition, holding and development of the land sites and terminated the original master joint venture agreement. The maximum total investment shall be Renminbi 2,136 million (approximately US$312.5 million) and the Group's 20% share is approximately US$62.5 million. The acquired sites are designated for hotel and residential with ancillary commercial use.

42. Events after the balance sheet date (continued)

(d) On 16 March 2009, the Group entered into a novation deed pursuant to which the rights, title and interests of APL under and in the master joint venture agreement (including but not limited to all APL Group's 15% rights, title and interests in and under part of the land deposit payment of Renminbi 4.5 million already contributed by APL Group for land use rights of a piece of land) in relation to the acquisition, holding and development of a land site in Nanjing City in Mainland China will be transferred and assigned by novation to the Group at a cash consideration of approximately HK$5.2 million (approximately US$0.7 million). Pursuant to the master joint venture agreement entered in 2008, each of the Group and APL has 40% and 15% proposed shareholdings in the proposed joint venture respectively. The Group's interest in the master joint venture agreement will be increased to 55% following the completion of the novation and the Group's 55% share of the maximum total investment in the project will be increased to Renminbi 825 million (approximately US$121 million). The transactions are subject to the Company's independent shareholders' approval.

43. Approval of financial statements

The financial statements were approved by the Board of Directors on 17 March 2009.

FIVE YEAR SUMMARY

The financial summary of the Group for the last five years are as follows:

	2008 US$'000	2007 US$'000	2006 US$'000	2005 US$'000	2004 US$'000
Results					
Profit attributable to:					
Equity holders	**165,940**	340,863	202,173	150,990	113,518
Non-controlling interests	**17,527**	33,362	17,156	16,541	9,005
Assets and liabilities					
Total assets	**6,922,711**	6,101,010	5,075,678	4,263,067	3,720,141
Total liabilities	**2,671,323**	1,915,682	2,100,354	1,632,853	1,554,697
Total equity	**4,251,388**	4,185,328	2,975,324	2,630,214	2,165,444

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司 *

website: www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Resolutions will be proposed at the Annual General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27 May 2009 at 10:00 a.m. to approve, inter alia, the matters referred to in this circular.

The Notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

* *For identification purposes only*

24 April 2009

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2008 Annual General Meeting"	the annual general meeting of the Company held at 10:00 a.m. on Friday, 23 May 2008
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Wednesday, 27 May 2009 at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong or any adjournment thereof
"Baht"	Thai baht, the lawful currency of Thailand
"Board"	the Board of Directors of the Company
"Bye-Laws"	the bye-laws of the Company as amended from time to time
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HKSE with secondary listing on the SGX-ST
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HKSE"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"KGL"	Kerry Group Limited
"Latest Practicable Date"	16 April 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the HKSE

"Notice"	a notice dated 24 April 2009 convening the Annual General Meeting, a copy of which is set out on pages 12 to 15 of this circular
"Recognized Stock Exchange"	any stock exchange recognized by the Securities and Futures Commission of Hong Kong and the HKSE for the purpose of securities repurchases
"SFO"	Securities and Futures Ordinance
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Share(s)"	the ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Mandate"	a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase at any time until the next annual general meeting of the Company or such earlier period as stated in the Share Resolution the Shares up to a maximum of 10 per cent of the fully paid-up issued share capital of the Company at the date of the Share Resolution
"Share Resolution"	the ordinary resolution referred to in item 6B of the Notice
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Ean *(Chairman)*
Mr KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr LUI Man Shing *(Deputy Chairman)*
Mr Madhu Rama Chandra RAO
Mr Giovanni ANGELINI

Non-Executive Directors:
Mr HO Kian Guan
Madam KUOK Oon Kwong
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr Timothy David DATTELS†
Mr WONG Kai Man, BBS, JP†
Mr Michael Wing-Nin CHIU†
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

† *Independent Non-Executive Directors*

* *For identification purposes only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

24 April 2009

Dear Shareholders,

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to, inter alia, the Share Repurchase Mandate to enable you to make an informed decision on whether to vote for or against the Share Resolution to be proposed at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

The latest general mandate to repurchase Shares up to a maximum of 10 per cent of the fully paid-up issued Shares was granted to the Directors at the 2008 Annual General Meeting.

The Share Resolution will be proposed at the Annual General Meeting to approve the grant of the Share Repurchase Mandate to the Directors. The Share Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in item 6B of the Notice.

Shareholders should refer to the explanatory statement contained in the Appendix I of this circular, which sets out further information in relation to the Share Repurchase Mandate.

3. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 12 to 15 of this circular. At the Annual General Meeting, ordinary resolutions to approve, inter alia, the Share Repurchase Mandate will be proposed.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

Pursuant to the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. The chairman of the Annual General Meeting will therefore demand a poll for each resolution put to the vote of the Annual General Meeting pursuant to Bye-Law 70 of the Bye-Laws.

4. RECOMMENDATION

The Directors are of the opinion that the grant of the Share Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the Share Resolution to be proposed at the Annual General Meeting.

5. GENERAL INFORMATION

Your attention is drawn to the information contained in Appendix II and Appendix III of this circular which set out details of the retiring Directors proposed to be re-elected at the Annual General Meeting and the proposed directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ending 31 December 2009 respectively.

Yours faithfully,
On Behalf of the Board of
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

The following is the explanatory statement required to be sent to shareholders under the Listing Rules to enable them to make an informed decision on whether to vote for or against the ordinary resolution in relation to the Share Repurchase Mandate to be proposed at the Annual General Meeting.

1. SHARE REPURCHASE PROPOSAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,885,362,678 fully paid-up Shares. It is proposed that up to a maximum of 10 per cent of the fully paid-up Shares in issue at the date of passing of the Share Resolution to approve the Share Repurchase Mandate may be repurchased by the Directors. Subject to the passing of the Share Resolution, on the basis that no further Shares are issued prior to the Annual General Meeting and ignoring other restrictions, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a maximum of 288,536,267 fully paid-up Shares on the HKSE or on the Recognized Stock Exchange or on the SGX-ST.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the annual report of the Company for the year ended 31 December 2008 and taking into account the financial position of the Company as at the Latest Practicable Date, in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the HKSE that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Share Repurchase Mandate upon passing of the Share Resolution will be in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have a present intention, in the event that the Share Resolution is adopted by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company of a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KGL was directly or indirectly interested in 1,415,692,102 Shares[note] as recorded in the register required to be kept under Section 336 of the SFO, which constituted approximately 49.06 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 54.52 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand.

5. SHARE REPURCHASES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Shares whether on the HKSE or on the Recognized Stock Exchange or on the SGX-ST or by private arrangement.

6. MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the HKSE during each of the previous twelve months preceding the Latest Practicable Date were as follows:

		Shares	
Year	**Month**	**Highest price** *HK$*	**Lowest price** *HK$*
2008	April	23.00	19.00
	May	26.30	20.70
	June	24.50	17.88
	July	19.00	16.20
	August	17.68	14.90
	September	15.30	9.50
	October	11.50	7.80
	November	26.00	8.17
	December	10.12	8.36
2009	January	10.52	8.33
	February	9.45	8.20
	March	9.26	7.32
	April (up to the Latest Practicable Date)	11.08	8.73

In relation to the re-election of retiring Directors as referred to in item 3 of the Notice, Mr LUI Man Shing, Mr Giovanni ANGELINI, Madam KUOK Oon Kwong and Mr WONG Kai Man, BBS, JP, shall retire by rotation in accordance with Bye-Law 99 of the Bye-Laws. All retiring Directors except Mr Giovanni ANGELINI and Madam KUOK Oon Kwong, being eligible, offer themselves for re-election at the Annual General Meeting. According to the Bye-Laws, all Directors are subject to retirement by rotation no later than the third annual general meeting after the Directors are so elected under the Bye-Laws and are eligible for re-election after such retirement.

The following are the particulars of the retiring Directors offering themselves for re-election, which are required to be disclosed under Rule 13.51(2) of the Listing Rules:

Mr LUI Man Shing

Mr LUI, aged 65, was appointed as an executive director of the Company in March 2002 and was elected as the deputy chairman of the Company in March 2007. He is the vice chairman of Shangri-La Hotel Public Company Limited ("SHPCL") (listed on the Stock Exchange of Thailand) and was the managing director of SHPCL from February 2007 to February 2009. Mr LUI is also the chairman of QGX Limited (a company delisted from the Toronto Stock Exchange on 17 October 2008). Mr LUI is also a director of a number of companies within the Group and of Kerry Holdings Limited, a substantial shareholder of the Company.

Save as mentioned above, Mr LUI does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr LUI's interests in the Shares and underlying Shares of the Company and its associated corporation within the meaning of Part XV of the SFO are as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest**	**Total**
The Company	Ordinary	833,333	–	–	833,333
SHPCL	Ordinary	10,000	–	–	10,000

Note:

1. These shares were held by Mr LUI as beneficial owner.

Underlying Shares – Share options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
16 June 2006	14.60	60,000

Mr LUI does not have any service contract with the Group. The emoluments of the executive directors of the Company are reviewed by the Remuneration Committee of the Board with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. Mr LUI is entitled to receive from the Group annual emoluments (including fees, base salary and retirement pension contribution) of approximately Baht 900,000 and HK$3,120,000. In addition, he will be entitled to receive discretionary bonus which is payable at the discretion of the Group.

Save as mentioned above, there are no other matters concerning Mr LUI that need to be brought to the attention of the shareholders of the Company nor any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr WONG Kai Man, BBS, JP

Mr WONG, aged 58, was appointed as an independent non-executive director of the Company in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the HKSE from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Limited and Li & Fung (1906) Foundation Limited. He is also an independent non-executive director of SUNeVision Holdings Ltd. (listed on the Growth Enterprise Market of the HKSE) and SCMP Group Limited and China Construction Bank Corporation, both listed on the Main Board of the HKSE. In addition, he serves in a number of government committees and the board of certain non-governmental organizations. Mr WONG is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants. He obtained his Bachelor of Science degree in Physics from the University of Hong Kong and Master of Business Administration degree from the Chinese University of Hong Kong.

Mr WONG does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr WONG does not have any interest in the Shares or underlying Shares of the Company within the meaning of Part XV of the SFO.

The Company has issued a letter of appointment to Mr WONG pursuant to which Mr WONG is appointed as an independent non-executive director of the Company for a term commencing from 1 September 2006 (the date of his last re-election as Director) and ending at the conclusion of the Annual General Meeting. He is entitled to a director's fee and fees as a member of the Remuneration Committee and Audit Committee payable to him by the Company. For the year ending 31 December 2009, a director's fee of HK$150,000 is proposed to be paid to Mr WONG as a non-executive director of the Company and a fee of not exceeding HK$100,000 payable to him as a member of the Audit Committee and a fee of HK$50,000 payable to him as a member of the Remuneration Committee are also proposed to be paid to Mr WONG.

Save as mentioned above, there are no other matters concerning Mr WONG that need to be brought to the attention of the shareholders of the Company nor any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

In relation to the fixing of directors' fees (including fees payable to members of the Audit and Remuneration Committees) as referred to in item 4 of the Notice, the Directors recommended that the directors' fees for the financial year ending 31 December 2009 be fixed at HK$150,000 per annum payable to each non-executive director of the Company, subject to such terms (including as to pro-rating for the year ending 31 December 2009) as the Directors (or a duly authorized committee thereof) may in their absolute discretion see fit.

The Directors also propose that fees be payable to members of the Remuneration and Audit Committees (who are non-executive directors of the Company) for their services rendered in 2009. Details are set out below:

(i) a fee of HK$50,000 per annum be payable to each member of the Remuneration Committee who is a non-executive director of the Company for the services rendered in 2009, subject to such terms (including as to pro-rating for the year ending 31 December 2009) as the Directors may in their absolute discretion see fit; and

(ii) a fee of not exceeding HK$100,000 per annum be payable to each member of the Audit Committee who is a non-executive director of the Company for the services rendered in 2009, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to the actual attendance of such member at the Audit Committee meetings held during the year and subject to such other terms (including as to pro-rating for the year ending 31 December 2009) as the Directors may in their absolute discretion see fit.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27 May 2009 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the auditors for the year ended 31 December 2008;

2. To declare a final dividend for the year ended 31 December 2008;

3. To re-elect those retiring Directors who have offered themselves for re-election;

4. To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint auditors and to authorize the Directors of the Company to fix their remuneration;

6. To consider as special business, and if thought fit, pass with or without amendments the following resolutions as ordinary resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of resolution no. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set

out as resolution no. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 24 April 2009

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting (or at any adjournment thereof) convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (b) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a clearing house, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting.

5. The registers of members of the Company will be closed from Monday, 25 May 2009 to Wednesday, 27 May 2009, both dates inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:30 p.m. on Friday, 22 May 2009.

* *For identification purposes only*

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部之香格里拉（亞洲）有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

建議授予股份購回一般授權、重選退任董事及股東週年大會通告

香格里拉（亞洲）有限公司將於二零零九年五月二十七日（星期三）上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會上提呈決議案，以批准包括本通函所載之事項。

股東週年大會通告載於本通函內，而股東週年大會代表委任表格則隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

* 僅供識別

二零零九年四月二十四日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零八年股東週年大會」	本公司於二零零八年五月二十三日(星期五)上午十時舉行之股東週年大會
「股東週年大會」	本公司將於二零零九年五月二十七日(星期三)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會或任何續會
「泰銖」	泰國法定貨幣泰銖
「董事會」	本公司董事會
「公司細則」	不時修訂之本公司細則
「本公司」	Shangri-La Asia Limited香格里拉(亞洲)有限公司*，一家於百慕達註冊成立之獲豁免有限公司，其股份於香港聯交所主板作第一上市及於新交所作第二上市
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「香港聯交所」	香港聯合交易所有限公司
「港元」	香港法定貨幣港元
「香港」	中華人民共和國香港特別行政區
「KGL」	Kerry Group Limited
「最後實際可行日期」	二零零九年四月十六日，即本通函付印前確認所載若干資料之最後實際可行日期
「上市規則」	香港聯交所證券上市規則

「通告」	於二零零九年四月二十四日所發出召開股東週年大會之通告，該通告已載於本通函第12頁至第15頁
「認可證券交易所」	任何獲香港證券及期貨事務監察委員會與香港聯交所認可作購回證券用途之證券交易所
「證券條例」	證券及期貨條例
「新交所」	新加坡證券交易所有限公司
「股份」	本公司股本中每股面值1.00港元之普通股股份
「股份購回授權」	一般性及無條件授權董事，在任何期間直至本公司下屆股東週年大會或在股份決議案內所訂較早之日，行使權力購回本公司股份，惟最多可購回本公司於股份決議案通過之日已發行股本10%之已繳足股份
「股份決議案」	通告中第6B項之普通決議案
「收購守則」	香港公司收購及合併守則

* 僅供識別

SHANGRI-LA ASIA LIMITED
（於百慕達註冊成立之有限公司）
香格里拉（亞洲）有限公司*
網址：www.ir.shangri-la.com
（股份代號：00069）

執行董事：
郭孔演先生（主席）
郭孔錀先生（總裁兼首席執行官）
雷孟成先生（副主席）
Madhu Rama Chandra RAO先生
Giovanni ANGELINI先生

非執行董事：
何建源先生
郭雯光女士
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
Timothy David DATTELS先生†
黃啟民先生，銅紫荊星章、太平紳士†
趙永年先生†
何建福先生
（何建源先生之替任董事）

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

† 獨立非執行董事

* 僅供識別

敬啟者：

建議授予股份購回一般授權、重選退任董事及股東週年大會通告

1. 緒言

本通函旨在向各股東提供有關包括股份購回授權之詳情，而使各股東在獲得充足資料之情況下，決定投票贊成或反對於股東週年大會上提呈之股份決議案。

2. 股份購回一般授權

最近期授予之股份購回一般授權乃在二零零八年股東週年大會上，向董事授予可購回最多不超過10%之已發行及繳足股份之一般授權。

股份決議案將於股東週年大會上提呈，以批准向董事授予股份購回授權。股份購回授權將一直生效，直至本公司下屆股東週年大會結束時或通告所載第6B項決議案所述之任何較早日期為止。

謹請股東參閱本通函附錄I所載有關股份購回授權其他資料之說明函件。

3. 股東週年大會

股東週年大會通告載於本通函第12頁至第15頁。多個普通決議案（其中包括批准股份購回授權）將於股東週年大會上提呈表決。

股東週年大會代表委任表格隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。在填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會並於會上投票。

根據上市規則，股東於股東大會上所作的任何表決必須以投票方式進行。股東週年大會主席將根據公司細則第70條就股東週年大會的每一項決議案要求以投票方式表決。

4. 推薦建議

董事認為，授予股份購回授權符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於股東週年大會上提呈之股份決議案。

5. 一般資料

謹請　閣下注意本通函附錄II及附錄III分別載有關於建議在股東週年大會上重選之退任董事之詳情及截至二零零九年十二月三十一日止年度之建議董事酬金（包括審核委員會及薪酬委員會成員之酬金）。

此致

列位股東　台照

代表董事會
香格里拉（亞洲）有限公司
主席
郭孔演
謹啟

二零零九年四月二十四日

以下為上市規則規定須送呈股東之說明函件，使各股東可在獲得充足資料之情況下，決定投票贊成或反對將於股東週年大會上提呈有關股份購回授權之普通決議案。

1. 股份購回建議

於最後實際可行日期，本公司之已發行股本為2,885,362,678股已繳足股份。建議董事可購回之股份不得超過於股份決議案批准股份購回授權當日之已繳足股本之已發行股份10%。待股份決議案獲得通過後，假設於股東週年大會舉行前不再發行額外股份以及在不計入其他限制之情況下，本公司應可按股份購回授權在香港聯交所或認可證券交易所或新交所最多購回288,536,267股已繳足股份。

2. 購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份，乃符合本公司及其股東之最佳利益。該等購回可使本公司資產淨值及／或本公司之每股盈利增加（須視乎當時市況及資金安排而定），而且只有在董事相信該購回將為本公司及其股東帶來利益之情況下方會作出。

3. 購回之資金來源

在購回股份時，本公司只可運用其公司規章文件及百慕達法例規定可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，或會對本公司之營運資金或資產負債比率（與本公司截至二零零八年十二月三十一日止年度之年報所載經審核綜合財務報表所披露之狀況比較及考慮到本公司於最後實際可行日期之日之財務狀況）有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下董事認為會對本公司不時所需之營運資金或資產負債比率有重大之不利影響。

4. 一般事項

董事已向香港聯交所承諾，在適當之情況下，本公司於股份決議案獲得通過後根據股份購回授權行使權力購回股份時將會遵照上市規則及百慕達適用法例之規定。

各董事（於作出一切合理查詢後，就彼等所知）或彼等之任何聯繫人（定義見上市規則）現時概無意在股份決議案獲得本公司股東採納之情況下，向本公司出售股份。

本公司之關連人士（定義見上市規則）概無知會本公司，表示現時有意在股份購回授權獲批准之情況下向本公司出售股份，而彼等亦無承諾不會在股份購回授權獲批准之情況下向本公司出售股份。

倘股份購回導致股東於本公司之投票權之權益比例增加，此增加將就收購守則而言被視作取得投票權。故此，一名股東或一組一致行動之股東（視乎股東權益增加之水平）可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制要約。

於最後實際可行日期，根據證券條例第336條規定所須存置之登記名冊內所載，KGL直接或間接擁有1,415,692,102股股份（附註）之權益，佔本公司已發行股本所附之投票權約49.06%。倘股份購回授權獲全面行使（假設有關之事實及情況不變），則KGL將持有本公司已發行股本所附之投票權約54.52%。

此增加可能導致出現須根據上文所述而作出強制要約之責任。董事目前無意行使股份購回授權至某一程度，以致產生該收購之責任。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則而需承擔之後果。

附註：該等股份包括於泰國證券交易所上市之Shangri-La Hotel Public Company Limited之一家附屬公司所被視為持有之股份。

5. 本公司作出之股份購回

本公司並無於最後實際可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

6. 市價

股份於最後實際可行日期前之十二個月期間，每個月在香港聯交所買賣之最高價及最低價如下：

年份	月份	股份 最高價	股份 最低價
		港元	港元
二零零八年	四月	23.00	19.00
	五月	26.30	20.70
	六月	24.50	17.88
	七月	19.00	16.20
	八月	17.68	14.90
	九月	15.30	9.50
	十月	11.50	7.80
	十一月	26.00	8.17
	十二月	10.12	8.36
二零零九年	一月	10.52	8.33
	二月	9.45	8.20
	三月	9.26	7.32
	四月（截至最後實際可行日期）	11.08	8.73

有關通告第3項所述之重選退任董事，雷孟成先生、Giovanni ANGELINI先生、郭雯光女士及黃啟民先生，銅紫荊星章、太平紳士，將根據公司細則第99條輪值告退。所有退任董事（Giovanni ANGELINI先生及郭雯光女士除外）均合資格並願意於股東週年大會上膺選連任。根據公司細則，所有董事須在不遲於其按公司細則獲重選後第三個股東週年大會上輪值告退，惟符合資格於告退後膺選連任。

以下為根據上市規則第13.51(2)條之規定所需披露膺選連任之退任董事之資料：

雷孟成先生

雷先生，現年65歲，於二零零二年三月獲委任為本公司執行董事及於二零零七年三月獲選為本公司副主席。彼為Shangri-La Hotel Public Company Limited（「SHPCL」）（在泰國證券交易所上市）之副主席，並於二零零七年二月至二零零九年二月期間擔任SHPCL之董事總經理。雷先生亦為QGX Limited（一家於二零零八年十月十七日於多倫多證券交易所停止上市之公司）之主席。雷先生亦為本集團內多家公司之董事及為本公司主要股東嘉里控股有限公司之董事。

除上述者外，雷先生並沒有與本公司任何董事、高層管理人員或主要或控股股東（定義見上市規則）有任何關係。

於最後實際可行日期，雷先生於本公司及其相聯法團之股份及相關股份之權益（定義見證券條例第XV部）如下：

股份

		所持股份數目			
公司名稱	**股份類別**	**個人權益**（附註1）	**家屬權益**	**公司權益**	**總計**
本公司	普通股	833,333	–	–	833,333
SHPCL	普通股	10,000	–	–	10,000

附註：

1. 此等股份由雷先生以實益擁有人身份持有。

相關股份 — 由本公司所授出之購股權

授出日期	每股購股權股份行使價 港元	於最後實際可行日期持有之購股權股份數目
二零零六年六月十六日	14.60	60,000

雷先生並無與本集團訂立任何服務合約。董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。雷先生有權自本集團收取年度酬金（包括袍金、底薪及退休金計劃供款）約900,000泰銖及3,120,000港元。此外，彼將有權收取由本集團支付之酌情花紅。

除上述者外，並無任何其他關於雷先生的事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

黃啟民先生，銅紫荊星章、太平紳士

黃先生，現年58歲，於二零零六年七月獲委任為本公司獨立非執行董事。彼是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。於一九九九年至二零零三年期間，彼為香港聯交所創業板上市委員會成員。彼於二零零五年六月三十日退任香港羅兵咸永道會計師事務所之審計合夥人。現時為兩家慈善機構馮經綸慈善基金有限公司及利豐（1906）慈善基金有限公司之董事。彼亦為新意網集團有限公司（在香港聯交所創業板上市）及SCMP集團有限公司及中國建設銀行股份有限公司（均在香港聯交所主板上市）之獨立非執行董事。此外，彼亦服務於多個政府委任之委員會及非政府機構之董事局。黃先生為英國特許公認會計師公會資深會員及香港會計師公會資深會員。彼於香港大學取得物理學學士學位及於香港中文大學取得工商管理學碩士學位。

黃先生並沒有與本公司任何董事、高層管理人員或主要或控股股東（定義見上市規則）有任何關係。

於最後實際可行日期，黃先生並無持有本公司股份或相關股份之任何權益（定義見證券條例第XV部）。

本公司已向黃先生發出聘用函，據此，黃先生獲委任為本公司獨立非執行董事，任期由二零零六年九月一日（彼最後一次獲重選為董事之日期）起至股東週年大會結束止。彼有權收取本公司支付之董事袍金及作為薪酬委員會及審核委員會成員之酬金。截至二零零九年十二月三十一日止年度，建議支付黃先生150,000港元作為本公司非執行董事之袍金、不超過100,000港元之審核委員會成員酬金及50,000港元之薪酬委員會成員酬金。

除上述者外，並無任何其他關於黃先生的事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

有關通告第4項所述之釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金），董事建議付給每位本公司非執行董事每年150,000港元作為截至二零零九年十二月三十一日止財政年度之董事酬金。此酬金受限於董事（或已授權之董事會委員會）絕對有權酌情認為合適之條款（包括關於截至二零零九年十二月三十一日止年度內按比例計算）。

對於薪酬委員會及審核委員會內之本公司非執行董事在二零零九年所提供之服務，董事亦建議彼等獲發酬金。詳情如下：

(i) 對於薪酬委員會內之每位本公司非執行董事在二零零九年所提供之服務，建議支付每年50,000港元之酬金，並受限於董事絕對有權酌情認為合適之條款（包括關於截至二零零九年十二月三十一日止年度內按比例計算）；及

(ii) 對於審核委員會內之每位本公司非執行董事在二零零九年所提供之服務，建議支付每年不超過100,000港元之酬金，其中50,000港元是聘請費而另外不超過50,000港元之款項則以該名成員出席年內舉行之審核委員會會議之實際出席率計算，並受限於董事絕對有權酌情認為合適之其他條款（包括關於截至二零零九年十二月三十一日止年度內按比例計算）。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

茲通告香格里拉（亞洲）有限公司（「本公司」）謹訂於二零零九年五月二十七日（星期三）上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，藉以考慮下列議程：

1. 省覽截至二零零八年十二月三十一日止年度之經審核財務報表及董事會與核數師之報告；

2. 宣派截至二零零八年十二月三十一日止年度之末期股息；

3. 重選該等願意膺選連任之退任董事；

4. 釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金）；

5. 重新委任核數師，並授權本公司董事釐定其酬金；

6. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

A. 動議：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事在有關期間（按下文之定義）內，行使本公司全部權力，以配發及發行本公司股本中之額外股份，並就此作出或授予將會或可能需行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段之批准並授權本公司董事於有關期間內作出或授予售股建議、協議及購股權，該等權力將會或可能須在有關期間結束後行使；

(c) 本公司董事根據上文(a)段之批准而配發或同意有條件或無條件配發（不論是否依據購股權或其他原因而配發）之股本面值總額（根據(i)配售新股（按下文之定義），(ii)根據向購股權持有者授予或發行本公司股份之任何購股權計劃或類似安排而行使之任何購股權，(iii)根據本公司之公司細則以股份代替股息計劃之形式或類似安排而配發代替全部或部份股息之股份，及(iv)任何指定之授權而發行者除外）不得超過在本決議案通過之日本公司已發行股本面值總額之20%，而上述之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

「配售新股」乃指本公司董事在指定之期間內向某一指定記錄日期登記在股東名冊上之股份持有人按其當時之持股比例而提出之股份配售建議（惟本公司董事有權就零碎股權或香港以外任何地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排）。

B. **動議：**

(a) 一般性及無條件批准本公司董事在有關期間（按下文之定義）內，根據所有適用法律及不時修訂之香港聯合交易所有限公司（「香港聯交所」）證券上市規則或任何其他證券交易所之要求（視乎情況而定）行使本公司之全部權力在香港聯交所或本公司股份可能上市且獲香港證券及期貨事務監察委員會與香港聯交所就此認可之任何其他證券交易所或在新加坡證券交易所有限公司購回本身之股份；

(b) 本公司按照上文(a)段之批准可在有關期間購回之本公司股份之面值總額不得超過本公司於本決議案通過之日已發行股本面值總額之10%，而上述(a)段之批准亦以此為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

C. **動議：**

待第6B項決議案獲得通過後，擴大本公司董事獲授予並在當時生效之行使本公司配發股份權力之一般授權，即在本公司董事根據該項一般授權而可予配發或同意有條件或無條件配發之股本之面值總額中加入相等於本公司根據第6B項決議案所獲授予之權力而購回之本公司股本

面值總額之數額，惟該數額不得超過於本決議案通過之日本公司已發行股本面值總額之10%。

承董事會命
香格里拉（亞洲）有限公司
公司秘書
張錦綸

香港，二零零九年四月二十四日

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會（或任何續會）（「大會」），並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份（「股份」）數目及有投票權之受委代表。倘有兩位受委代表，在下述情況下只有擁有投票權之受委代表方可代股東投票：(a)倘兩位受委代表欲以不同方式代股東投票；及(b)行使酌情權投票。受委代表毋須為本公司之股東。由一家結算所（或其代理人）（定義見本公司之公司細則）所委任之代表數目則不受上述規限。倘股東未有註明每位受委代表屆時可代表之股份數目及／或有投票權之受委代表姓名，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之受委代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算所外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可就股份於大會上投票（不論親身或委派代表），猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在本公司之股東名冊內排名首位者方有權就該等股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，須於大會指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）方為有效。

5. 本公司將由二零零九年五月二十五日（星期一）至二零零九年五月二十七日（星期三）（包括首尾兩天）之期間內暫停辦理股份過戶登記。為符合資格獲得建議派發之末期股息，所有股份過戶文件連同有關股票必須不遲於二零零九年五月二十二日（星期五）下午四時半前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司（地址如上）。

* 僅供識別